TETRA TECH

AVINO
SILVER & GOLD MINES LTD.

Mineral Resource Estimate Update for the Avino Property, Durango, Mexico

NI 43-101 Technical Report



PRESENTED TO
Avino Silver & Gold Mines Ltd.
Vancouver, BC, Canada

EFFECTIVE DATE: FEBRUARY 16, 2023

PREPARED BY:
HASSAN GHAFFARI, P.ENG., TETRA TECH INC.
JIANHUI (JOHN) HUANG, P.ENG., PH.D., TETRA TECH INC.
MICHAEL F. O'BRIEN, P.GEO., M.SC., PR.SCI.NAT., FAUSIMM, FSAIMM, RED PENNANT GEOSCIENCE CORP.

Tetra Tech Canada Inc.
Suite 1000 – 10th Floor, 885 Dunsmuir Street
Vancouver, BC V6C 1N5 CANADA
Tel 604.685.0275 Fax 604.684.6241

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

ACRONYMS AND ABBREVIATIONS

Acronym/Abbreviation	Definition
AA	Atomic Absorption
ABA	Acid-base Accounting
AgEQ	Silver Equivalent
AHAG	Avino Historic Above-Ground
Avino	Avino Silver & Gold Mines Ltd.
Avino Mexico	Compañía Minera Mexicana de Avino, S.A. de C.V.
Blanks	Blank Reference Materials
Cannon-Hicks	Cannon-Hicks & Associates Ltd.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CITES	Convention on International Trade in Endangered Species of Wild Fauna and Flora
CMMA	Compañía Minera Mexicana de Avino, S.A. de C.V.
dO_2	Dissolved Oxygen
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMEW	Electrometals Electrowinning
EQMP	Environmental Quality Monitoring Program
ET	Elena Tolosa
FS	Feasibility Study
G&A	General and Administration
ICP-MS	Inductively Coupled Plasma Mass Spectroscopy
ID	Inverse Distance
ID^2	Inverse Distance Squared
IRR	Internal Rate of Return
ISO	International Organization for Standardization
LGEEPA	Ley General del Equilibrio Ecológico y la Protección al Ambiente
LGPGIR	Ley General para la Prevención y Gestión Integral de los Residuos
LOM	Life of Mine
MENR	Ministry of Environment and Natural Resources
MIA	Manifestación de Impacto Ambiental
MIA-P	Manifestación de Impacto Ambiental, modalidad Particular
Minerales	Minerales de Avino, Sociedad Anonima de Capital Variable
MMI	MineStart Management Inc
NaCN	Sodium Cyanide

Acronym/Abbreviation	Definition
NI 43-101	National Instrument 43-101
NN	Nearest Neighbour
NSR	Net Smelter Return
NYSE	New York Stock Exchange
OK	Ordinary Kriging
PAX	Potassium Amyl Xanthate
PEA	Preliminary Economic Assessment
PFS	Prefeasibility Study
PRA	Process Research Associates Ltd.
PROFEPA	Procuraduría Federal de Proteccíon al Ambiente
Promotora	Promotora Avino S.A. de C.V.
PwC	PricewaterhouseCoopers
QA	Quality Assurance
QC	Quality Control
QP	Qualified Person
REIA	Reglamento en Materia de Evaluacion del Impactor Ambiental
ro	Rougher
Selco	Selco Mining and Development
SEMARNAT	Secretaría de Medio Ambiente y Recursos Naturales
SGS	SGS Mineral Services
SRM	Standard Reference Material
the Project	Avino Mine Site
the Property	Avino Mine Site
TSF	Tailings Storage Facility
TSX	Toronto Stock Exchange
WD	Water Displacement

UNITS

above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
bank cubic metres	bm^3
bags	bgs
billion	B
billion tonnes	Bt
billion years ago	Ga
British thermal unit	BTU
centimetre	cm
cubic centimetre	cm^3
cubic feet per minute	cfm
cubic feet per second	ft^3/s
cubic foot	ft^3
cubic inch	in^3
cubic metre	m^3
cubic yard	yd^3
Curie	Ci
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	USD$
dollar (Canadian)	Cdn$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
gauge	ga
gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g

grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m^2)	ha
hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	"
kilo (thousand)	k
kilogram	kg
kilograms per cubic metre	kg/m^3
kilograms per hour	kg/h
kilograms per square metre	kg/m^2
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt
kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW
kilowatt hour	kWh
kilowatt hours per tonne (metric ton)	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
metric ton (tonne)	t
Mexican peso	MXN$

microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm^3
million bank cubic metres per annum	Mbm^3/a
million pounds	Mlb
million tonnes	Mt
minute (plane angle)	'
minute (time)	min
month	mo
Neutron	N
ounce	oz
pascal	Pa
pico	p
centipoise	mPa·s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
revolutions per minute	rpm
second (plane angle)	"
second (time)	s
specific gravity	SG
square centimetre	cm^2
square foot	ft^2
square inch	in^2
square kilometre	km^2
square metre	m^2
twenty-foot equivalent unit	TEU
thousand tonnes	kt
tonne (1,000 kg)	t
tonnes per day	t/d
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm^3
troy ounce	tr oz
volt	V

week	wk
weight/weight	w/w
wet metric ton	wmt
year (annum)	a

1.0 SUMMARY

1.1 Introduction

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) American with precious metal properties in Mexico and Canada. The Avino mine site (the "Property" or the "Project"), near Durango, Mexico, is Avino's principal asset and is the subject of this Technical Report, which includes a current Mineral Resource estimate for the Avino Veins at the Elena Tolosa (ET) Mine, San Gonzalo Veins at the San Gonzalo Mine, the oxide tailings deposit and the new La Potosina and Guadalupe veins. This Technical Report aims to provide an updated Mineral Resource estimate based on the current metal price parameters and new drilling information.

Avino holds a 99.67% interest in the Property through its subsidiary companies called Compañía Minera Mexicana de Avino, S.A. de C.V. (CMMA) and Promotora Avino, S.A. de C.V. (Promotora). Avino commenced development, including drilling and bulk sampling, on the San Gonzalo Vein in 2010 and this work is ongoing. This marks the resumption of activity on the Property since 2001 when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, 11,000 t of copper (Slim 2005a), and an undocumented amount of lead. In 2022, the mine produced approximately 28 t of silver, 0.16 t of gold and 2,950 t of copper.

The majority of the information presented in this Technical Report has been sourced from the data provided by Avino, Avino internal reports, Tetra Tech (2021; 2018; 2017; 2013), Slim (2005d), Gunning (2009), and a process plant review memo by Tetra Tech (2019). Most of the information was provided in English, but some were written in Spanish and translated into English.

All units of measurement used in this Technical Report and resource estimate are in metric units, and the currency is expressed in US dollars unless otherwise stated.

This Mineral Resource Update (Technical Report) should not be considered to be a Preliminary Economic Assessment (PEA), Prefeasibility Study (PFS), or Feasibility Study (FS), as the economics and technical viability of the Project have not been demonstrated at this time. The information listed in this section of the Mineral Resource Update is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the Technical Report will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.2 Property Description and Location

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, 82 km (geographical distance) northeast of Durango City (Figure 1-1). The Property is located at latitude N 24° 53', longitude W 104° 31'. CMMA (Avino's Mexican subsidiary company) holds 40 mineral concessions, totalling 5111.105 ha (see Table 1-1).


North
Parral
Laredo
NUEVO LEON
Monterrey
Torreon
Saltillo
SINALOA
Culiacan
DURANGO
Panuco de Coronado
Avino Mine
Durango
Mexico
TAMAULIPAS
Ciudad Victoria
Mazatlan
Kilometres
0 50 100 150
Cities
Roads
State Boundaries
Zacatecas
Durango State, Mexico
NAYARIT
Aguascalientes

Figure 1-1: General Location of the Property (Avino 2021)

Table 1-1: CMMA Mineral Concessions (Bufete González Olguin 2023)

Property	Title Certificate	Area (Ha)	Expiry
Ana Maria	215702	733.376	August 2, 2052
Ana Maria 2	211271	8.336	April 27, 2050
Ana Maria 3	211741	87.664	June 29, 2050
Ana Maria 4	212385	315.147	October 3, 2050
Ana Maria 6	213291	28.000	April 19, 2051
Ana Maria 5	213811	90.000	July 2, 2051
Ana Maria 5 Fracc.	213812	28.702	July 2, 2051
Ana Maria Reduc. Frac. 1	215703	293.928	March 4, 2052
Ana Maria Reduc. Fracc. 2	215704	963.896	August 2, 2049
Ampl. de la Potosina	185326	84.000	December 13, 2039
Ampl. a San Gonzalo	191837	5.850	December 18, 2041
Ampl. La Malinche	204177	6.010	December 17, 2046
El Potrerito	185328	9.000	December 13, 2039
La Malinche	203256	9.000	June 27, 2046
Potosina	185336	16.000	December 13, 2039
San Gonzalo	190748	12.000	April 28, 2041

table continues…

Property	Title Certificate	Area (Ha)	Expiry
Yolanda	191083	43.458	April 28, 2041
San Jose	164985	8.000	August 12, 2029
El Trompo	184397	81.547	October 12, 2039
Gran Lucero	189477	161.468	December 4, 2040
San Carlos	117411	4.451	December 16, 2061
San Pedro y San Pablo	139615	12.000	June 21, 2061
Aguila Mexicana	215733	36.768	June 29, 2044
Aranjuez	214612	96.000	October 1, 2051
Avino Grande IX	216005	19.558	April 1, 2052
Avino Grande VIII	215224	22.882	February 13, 2052
El Caracol	215732	102.382	April 28, 2044
El Fuerte	216103	100.327	December 14, 2048
Fernando	205401	72.129	August 28, 2047
La Cruz	215672	16.000	March 4, 2052
Estela	179658	14.000	December 10, 2036
Negro Jose	218252	58.000	October 16, 2052
San Martin de Porres	222909	30.000	September 14, 2054
Santa Ana	195678	136.182	September 13, 2042
El Laberinto	218799	91.710	January 16, 2053
El Hueco	224519	602.897	May 16, 2055
El Hueco 2	210421	595.198	October 7, 2049
El Hueco 2 Frac.	210422	95.239	October 7, 2049
El Hueco 3	213004	15.000	February 19, 2051
El Hueco 4	213021	5.000	March 1, 2051
Total	**-**	**5,111.105**	**-**

Notes: Figures may not add to totals shown due to rounding.

Avino entered into an agreement (the "Agreement") on February 18, 2012, through its subsidiary company, with Minerales de Avino, Sociedad Anonima de Capital Variable (Minerales), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. Considering the grant of these rights, Avino has paid Minerales the sum of US$250,000 by issuing 135,189 common shares of Avino. Avino has also agreed to pay Minerales a royalty equal to 3.5% of net smelter returns (NSRs) at the commencement of commercial production from the concession.

All concessions are current and up-to-date based on the information received. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal landowners (Ejidos) of San Jose de Avino, Panuco de Coronado, and Zaragoza for the temporary occupation and surface rights of the concessions.

1.3 Geology and Mineralization

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists of volcanic rocks of mainly Andesitic affiliation with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which may be related to the Avino Vein mineralization. Several younger, thin mafic sills are also found in various parts of the region.

The Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones. These zones grade into a "near porphyry" environment in the general vicinity of the Property. The caldera has been uplifted by regional, north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, which is a favourable host rock. The upper volcanic sequence consists of rhyolite to trachytes with extensive ignimbrite and is intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones, and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito, and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low-temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the Property. The two structures may occupy deep crustal faults that control volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora, and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast (the Avino Vein trend) and northwest to southeast the San Gonzalo trend. In Mexico, these vein deposits may have large lateral extents but can be limited in the vertical continuity of grades due to the effects of pressure on boiling levels for mineralizing fluids. The rocks have been weathered and leached in the upper sections due to contact with atmospheric waters. The oxide tailings material is derived primarily from these shallow zones, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings.

The valuable minerals found during the period of mining of the oxide zone are reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver and gold, and native copper.

1.3.1 The Avino Vein

The Avino Vein (see Figure 1-2 for location) has been and continues to be the primary deposit mined on the Property since at least the 19th century. It is 1.6 km long and up to 60 m wide on the surface. The deepest level is at the 1,849 masl level (430 m below the surface).


True North
La Potosina
San Gonzalo
Guadalupe
Panuco de Coronado
Avino Veins & Breccias
Avino Tailings Deposit
San Jose de Avino
Looking down
0
1000
2000
3000

Figure 1-2: Orthogonal View of the Oxide Tailings Deposit and Drill Holes (Red Pennant, 2022)

1.3.2 The San Gonzalo Vein

The San Gonzalo Vein system (see Figure 1-2 for location), including the crosscutting Angelica Vein, is located 2 km northeast of the Avino Vein. It constitutes a strongly developed vein system over 25 m across, trending 300° to 325°/80° northeast to 77° south. Banded textures and open-space filling are common, and individual veins have an average width of less than 2 m. The vein was mined historically, and underground workings extend approximately 1.1 km along the strike to the 1,970 masl (300 m below the surface).

1.3.3 Guadalupe Vein

The Guadalupe Vein (see Figure 1-2) is located approximately 0.7 km northeast of the Avino Vein. It consists of northwest-southeast and east-west striking steep-dipping vein sets. The geometry is similar to the San Gonzalo vein, but the base metal mineralization more closely resembles the Avino hanging wall breccia.

1.3.4 La Potosina Vein

The La Potosina Veins (see Figure 1-2) are located close to the northern margin of the caldera, approximately 7 km north of the Avino mine and processing plant. It consists of complementary northwest-southeast striking steep-dipping vein sets. The geometry is complex, with at least two ages of fault displacement.

1.3.5 Oxide and Sulphide Tailings

The Avino tailings deposit (see Figure 1-2) is adjacent to the processing plant, approximately 300 m west-southwest of the mine offices. The tailings have been built up over several decades of mining and processing, and several units have been defined based on the oxidation of the tailings and metal content.

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface of the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings below the weathered/leached zone.

1.4 Resource Estimates

The Avino system, San Gonzalo system, and oxide tailings Mineral Resources were modelled and estimated using Leapfrog Geo version: 2022.1.1. The reported Mineral Resource estimated by Red Pennant Geoscience was interpolated using ordinary kriging (OK) and capped grades and inverse distance squared (ID2) and nearest neighbour (NN) for model validation purposes. The Avino system was estimated for silver, gold, and copper. The San Gonzalo Vein system and oxide tailings were estimated for silver and gold. Under current economic and technical conditions, gold, silver, and copper are recoverable from the Avino system, and all three metals are included in the Mineral Resource and for the silver equivalent (AgEQ) calculation for the Avino system. Under current economic and technical conditions, only gold and silver are recoverable from the San Gonzalo system and the oxide tailings.

Consequently, only silver and gold are included in the Mineral Resource and the AgEQ calculation for the San Gonzalo system and oxide tailings (and La Potosina and Guadalupe). Cut-off reporting (to consider "eventual prospects for eventual economic extraction") utilizes an AgEQ calculation where the total metal value is converted into an in-situ silver resource. For reporting purposes, a base case AgEQ cut-off of 60 g/t is used for the Avino system, an AgEQ cut-off of 120 g/t is used for the San Gonzalo system, and an AgEQ cut-off of 50 g/t is used for the oxide tailings based on current economic parameters.

Table 1-2 is the Mineral Resource statement. Other grade tonnage graphs and tables found in Section 14.0 are intended to show the sensitivity of the mineralized material and must not be considered Mineral Resources. It must be noted that no Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Table 1-2: Avino Property – Mineral Resources (Effective Date: Nov 30, 2022)

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
ET Avino	MEA	3.883	171	69	0.53	0.57	21.39	8.58	67.00	48.91
	IND	23.916	146	58	0.53	0.44	112.41	44.59	409.00	234.08
	M&I	27.800	150	60	0.53	0.46	133.80	53.17	476.00	283.00
	INF	17.591	106	37	0.34	0.40	59.76	20.72	191.00	154.18
San Gonzalo	MEA	0.331	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.302	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.633	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.246	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	M&I	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	INF	0.354	159	82	0.62	0.30	1.81	0.93	7.00	2.30
La Potosina	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	M&I	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	INF	0.844	176	149	0.29	0.05	4.79	4.05	7.90	1.01
Tailings Deposit	MEA	3.809	102	63	0.48	0.12	12.50	7.72	59.00	10.00
	IND	1.877	81	41	0.49	0.12	4.91	2.49	30.00	5.00
	M&I	5.686	95	56	0.48	0.12	17.41	10.21	88.00	15.00
	INF	0.278	101	65	0.44	0.11	0.90	0.58	4.00	1.00

table continues…

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
TOTALS	MEA	8.023	145	73	0.54	0.33	37.42	18.89	138.42	58.91
	IND	26.638	144	60	0.54	0.41	123.34	51.06	459.23	242.48
	M&I	34.662	144	63	0.54	0.39	160.76	69.96	596.65	301.40
	INF	19.313	112	46	0.34	0.37	69.61	28.42	212.64	158.49

Notes:

1. Figures may not add to totals shown due to rounding.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.
4. Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
5. AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces.
6. Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,800/oz, silver price of US$21.00/oz, and copper price of US$3.50/lb.
7. Metal recovery is based on operational results and column testing.
   a) ET, Guadalupe, La Potosina: Ag recovery 90%, Au recovery 75% and Cu recovery 89%
   b) San Gonzalo: Ag recovery 83% and Au recovery 73%
   c) Oxide Tailings: Ag recovery 82% and Au recovery 78%
8. The silver equivalent was back-calculated using the following formulas:
   a) ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 71.43 * Au (g/t) + 113.04 * Cu (%)
   b) San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)
   c) Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)

1.5 Mineral Processing, Metallurgical Testing and Recovery Methods

Avino has not based its production decisions on any FS demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech, 2018) and revised with more recent press release material to reflect the activities at the Project site.

There are five separate mineralization sources in the Property, the ET vein, San Gonzalo vein, Guadalupe vein, La Potosina vein and the potential tailings resource from previous operations. Only the ET vein is currently in operation. The underground mining activities at the San Gonzalo Mine were stopped in Q4 2019. However, the mine remains open for continued exploration at different levels of the mine. There is no operation for the potential oxide tailings resource; a PEA for the oxide tailings resources was completed in 2017. The San Gonzalo Mine entered commercial production in October 2012, followed by the reopening of the ET Mine in January 2015. The two mines feed a conventional flotation process with three separate circuits and a total capacity of 1,500 t/d. In 2018, a new circuit (Circuit #4), which has a processing capacity of 1,000 t/d, was installed and commissioned to process materials from the Avino historic above-ground (AHAG) stockpiles in the initial stage, and now the circuit is used to process the material from the ET Mine. The overall plant capacity was increased to 2,500 t/d.

The existing crushing plant has also been upgraded to accommodate the higher throughput by installing a new larger tertiary cone crusher. A centrifugal gravity concentrator has also been installed in all four processing circuits to recover a high-grade gold/silver concentrate suitable for dispatching directly to a smelter.

1.5.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein and processing Avino Vein material at the processing plant. Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant, achieving up to 1,300 t/d, producing a copper concentrate that was sold to a smelter in San Luis Potosi for approximately 27 years. The mine and processing plant operations were then suspended. Following several years of redevelopment, Avino completed the mine and processing plant expansion in Q4 2014. Full-scale operations commenced on January 1, 2015, and commercial production was declared effective on April 1, 2016, following a 19-month advancement and test period.

The processing plant consists of conventional crushing, grinding, flotation, and dewatering circuits. After upgrading, the plant has a total capacity of 2,500 t/d for processing the materials from the Avino Veins. The crushing plant consists of a conventional three-stage crushing circuit with the tertiary crusher in a closed circuit with a screen. The crushed material is fed to a ball mill and classified with a hydrocyclone at a grind size of approximately 65% to 75% passing 200 mesh. There are four grinding/flotation processing lines. The fines from the hydrocyclone report to the flotation circuit where typical flotation reagents for floating copper minerals are used. Centrifugal gravity concentrators have also been installed in the circuits to recover coarse nugget precious metals into high-grade gold/silver concentrate. The concentrates from the rougher and scavenger circuits are upgraded in a cleaner circuit, with the final concentrate reporting to three dewatering systems, each consisting of a thickener and a pressure filter. The moisture of the filter cakes is approximately 9%, and the concentrates are then shipped for sale overseas.

All the flotation tailings from the four flotation circuits are pumped to a thickener, which was installed in Q1 2019 and began operating in Q2 2019. The thickener overflow, together with the decant water from the permitted tailings impoundment areas, is reclaimed for process use. The installation and commissioning of the dry-stack tailings project were completed in Q4 2022, as well as the start-up testing, and the facility is now fully operational. Dry-stack tailings improve the overall tailings storage facility (TSF) safety and stability and reduce the need to extract water from local sources by recycling the water removed from tailings. In addition, dry-stack tailings require less storage area, which results in a smaller environmental footprint.

1.5.2 San Gonzalo Vein

Avino is currently not conducting mining activity on the San Gonzalo Vein, including the processing of San Gonzalo Vein material at the processing plant at the Avino mine site. The San Gonzalo Mine stopped its operation in Q4 2019 due to it reaching the end of its resources at that time. However, the mine remains open for continued exploration at different levels.

Previously, the processing circuit consisted of crushing and grinding circuits, followed by gravity separation and flotation to recover and upgrade lead, zinc, silver, and gold from the feed material. Common reagents were used within the flotation circuit as well. The flotation concentrate was thickened, filtered to 9.0% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers. The circuit has now been upgraded to process the materials from the Avino Vein.

The final flotation tailings was disposed of in the existing permitted TSF.

1.5.3 Oxide Tailings

Currently, there is no metal recovery operation on the stored tailings. As reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), several metallurgical work programs were conducted to investigate silver and gold recovery from the tailings.

The test work investigated various treatment methods, including gravity separation, flotation, and cyanide leaching (tank leaching and heap leaching). The preliminary test results, including the ongoing test work, show that the tailings materials responded reasonably well to the cyanide leaching treatment, including tank leaching and column leaching testing procedures. An updated PEA was conducted in 2017 to evaluate the recovery of silver and gold from the oxide tailings using heap leaching technology followed by the Merrill-Crowe treatment on the pregnant leach solution.

The processing step will consist of tailings reclamation, agglomeration, and cyanide heap leaching, followed by the Merrill-Crowe process to recover silver and gold from the pregnant leach solution. The processing plant will operate at a throughput rate of 1,370 t/d on a 24 h/d, 365 d/a basis, with an overall utilization of 90%.

1.5.4 Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings. Because some of the oxide tailings and sulphide tailings were co-deposited, the oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the tailings storage dam, and the sulphide tailings materials will be reclaimed as required during the oxide tailings reclamation. The reclaimed sulphide tailings are planned to be stored in a separate sulphide TSF for further evaluation, while some of the sulphide tailings could be used for constructing the heap leach pad and facilities for the oxide tailings retreatment; however, no quantities have been estimated at this stage. In addition, no recovery methods are currently proposed for the sulphide tailings, which have been excluded from this estimate.

1.5.5 Production Data

The average metal recoveries for Avino's materials in the last three years were approximately 89% for silver, 88% for copper, and 76% for gold. Table 1-3 summarizes the combined productions from Avino Vein and AHAG Stockpiles since 2020. The San Gonzalo Mine went through a planned shutdown in Q4 2019, whereas only a small amount of AHAG material (4,711 t) was processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine. As part of the ramp-up of operations, 10,806 t of AHAG stockpile material was processed during Q3 2021.

Table 1-3: Total Production (Avino 2021; 2022; 2023)

Description	2022	2021[1,2]	2020[3]
Feed Tonnage			
Tonnes Milled (t)	541,823	165,304	204,286
Feed Grade			
Silver (g/t)	62	53	54
Gold (g/t)	0.42	0.84	0.40
Copper (%)	0.61	0.57	0.57
Recovery			
Silver (%)	92	87	89
Gold (%)	78	75	74
Copper (%)	89	88	87
Total Metal Produced			
Silver Produced (oz)	985,195	245,372	317,299
Gold Produced (oz)	5,778	3,386	1,935
Copper Produced (lbs)	6,504,177	1,869,306	2,267,639

[1]After a period of operational suspension; the Avino Mine restarted production during Q3 2021.
[2]Includes 10,806 t of AHAG stockpile material processed during Q3 2021 as part of ramp-up operations.
[3]Includes 4,711 t of AHAG material processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine.

1.6 Mining Methods

1.6.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein using sublevel long hole stoping and room and pillar mining methods. The last three years of production from the Avino Mine are summarized in Table 1-3. This data is summarized from the information listed in Avino's press releases.

1.6.2 San Gonzalo Vein

Avino reported that by Q4 2019, mining at the San Gonzalo Vein reached the end of its current resources, and underground mining activities at the mine were stopped. However, the mine remains open for continued exploration at different levels of the mine. No operation for the San Gonzalo Vein's mineralization has been reported since 2020.

1.6.3 Oxide Tailings

Avino plans to mine and move the oxide tailings Mineral Resource on-site using a conventional truck and loader surface mining equipment. The production cycle consists of loading and trucking (Tetra Tech 2018). However, based on the Qualified Person's (QP's) understanding, this plan has not been realized.

1.7 Project Infrastructure

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. The history of operations at the Avino mine site provides ample evidence of sufficient infrastructure and services in the area. The San Gonzalo Mine entered commercial production in October 2012, followed by the reopening of the ET Mine in January 2015. Currently, only the ET Mine is in operation, and the mined materials are fed to a conventional flotation plant with four separate circuits. The processing plant, including crushing, grinding, flotation, and downstream dewatering processes, had been upgraded from 1,500 t/d to a total capacity of 2,500 t/d in 2017/18.

The offices, miner's quarters, secured explosives storage facilities, warehouse, laboratory, and other associated facilities are all in place. The proposed tailings leach facilities are planned to be located southeast of the existing tailings storage pond.

Before 2016, the site was serviced with an existing power line providing only 1,000 kW of power with 500 kW servicing the process plant, 400 kW for San Gonzalo Mine, and the balance for the well at Galeana, employee accommodation facility, and water reclaim from the TSF. The new power line from Guadalupe Victoria to the mine site was completed in June 2016. The power line was energized and tested on June 8, 2016. The line was fully functional at the design capacity of 5.0 MW. Current power consumption at the mine is approximately 3.5 MW, leaving sufficient additional power for potential future expansion projects, including the proposed oxide tailings retreatment project using heap leach followed by gold and silver recovery by Merrill-Crowe precipitation, and possible further expansion or upgrading of the processing plant. Additionally, the previous power line was left to service local communities, providing backup power for the mine. A C-27 CAT diesel power generator, which can produce 700 kW, is now used as a backup.

There is a water treatment plant (WTP) for treating excess water from the Avino underground mine operation before discharging it to El Caracol Dam. The effluent is sampled daily when the WTP is operational.

1.8 Environmental

Environmental settings, permits and registrations, and environmental management strategies that may be required for the Project are summarized in Section 20.0. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a wastewater discharge registration, a hazardous waste generator's registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam.

1.9 Capital and Operating Costs

1.9.1 Capital Cost Estimates

1.9.1.1 Avino and San Gonzalo Veins

Avino is currently conducting mining activity on the Avino Vein. No cost estimate is applicable, and all costs are based on actual expenditures. The actual capital expenditures for the last three years on the Avino Vein are summarized in Table 1-4. The San Gonzalo Mine ceased its operation at the end of 2019. Mine and processing plant capital costs were mainly attributed to equipment purchases, construction, and site upgrading.

Table 1-4: Capital Costs for the Avino Mine (US$000s) (Avino 2023)

Description	Q1 – Q3 2022	2021	2020
Office Furniture	97	31	34
Computer Equipment	129	13	6
Process Plant Machinery and Equipment	3,728	1,130	30
Mine Machinery and Transportation Equipment	1,815	1,337	36
Buildings and Construction	327	445	1,875
ET Mineral Property – Avino	1,009	(113)	(493)
Total Capital Costs	**7,105**	**2,843**	**1,488**

1.9.1.2 Tailings Resources

The capital costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, constructing the heap leach pad, and the treatment facilities, were estimated and reported in the technical report. The estimated capital cost was US$28.8 million (US$24.4 million of initial capital plus US$4.4 million sustaining capital) (Tetra Tech 2017).

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

1.9.2 Operating Cost Estimates

1.9.2.1 Avino and San Gonzalo Veins

Avino is currently conducting mining activity on the Avino Vein. The San Gonzalo Mine has reached the end of its current resources, and underground mining activities were stopped in Q4 2019. However, the mine remains open for continued exploration at different levels of the mine. The materials from the AHAG stockpile were processed between 2018 and Q1 2020. No cost estimate is applicable, and all costs are based on actual expenditures.

The mine and process operating costs from the Avino Mine and historical stockpiles are summarized in Table 1-5. The costs include operating and maintenance labour together with the operation-associated consumable supplies. The cost of electrical power is included in the processing costs. The geological component is mostly related to technical labour. The San Gonzalo Mine ceased its operation at the end of 2019. Avino also ceased processing the materials from the AHAG stockpile after Q1 2020. However, as part of the ramp-up of operations, 10,806 t of AHAG stockpile material was processed during Q3 2021.

Table 1-5: Operating Costs for the Avino Mine (US$000s) (Avino, 2023)

Description	Q1 – Q3 2022	2021	2020
Mining Cost	8,859	2,683	5,700
Processing Cost	4,762	1,467	3,739
Geological and Other	2,675	1,152	3,645
Royalties	1,081	403	753
Depletion and Depreciation	1,454	1,976	1,995
Total Direct Costs	**18,831**	**7,681**	**15,832**
G&A	5,086	5,084	4,760
Total Operating Costs	**23,917**	**12,765**	**20,592**

*G&A – General and Administration

1.9.2.2 Tailings Resources

The operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, were estimated to be US$15.06/t and the detailed estimates are reported in the Technical Report (Tetra Tech 2017).

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

1.10 Economic Analysis

1.10.1 Avino and San Gonzalo Vein

Avino is currently conducting mining activity, including mineral processing, on the Avino Vein. There is no economic analysis performed on the vein.

1.10.2 Tailings Resources

In 2017, Tetra Tech prepared a PEA technical report for the silver and gold recoveries from the oxide tailings (Tetra Tech 2017).

The Technical Report includes a preliminary economic evaluation for the oxide tailings retreatment based on a pre-tax financial model. Metal prices used in the base case for the preliminary economic evaluation were:

- Gold – US$1,250/oz
- Silver – US$18.50/oz

The pre-tax financial results were:

- 48.4% internal rate of return (IRR)
- 2.0-year payback period
- US$40.5 million net present value (NPV) at an 8% discount rate.

Avino commissioned PricewaterhouseCoopers (PwC) in Vancouver to prepare the tax component of the model for the post-tax economic evaluation with the inclusion of applicable income and mining taxes.

The following post-tax financial results were calculated:

- 32% IRR
- 2.6-year payback period
- US$22.2 million NPV at an 8% discount rate.

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No economic assessments have been conducted for any potential mining activity on the sulphide tailings portion of the Property.

1.11 Recommendations

Recommendations for further Mineral Resource estimates are presented in Section 26.0.

2.0 INTRODUCTION

Avino is a Canadian-based mining and exploration company listed on the TSX and the NYSE-American trading under the symbol ASM. Avino has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

Avino retained Tetra Tech Inc. (Tetra Tech), in conjunction with Red Pennant Geoscience Inc. (Red Pennant), to prepare an update of the Mineral Resource estimates on the Avino Property in Durango, Mexico. This Technical Report aims to disclose the updated Mineral Resource estimates for the Property. This Technical Report also includes a summary of the information previously disclosed in the Tetra Tech report filed in 2017 and 2021, comprising a PEA on the oxide tailings portion of the Property (Tetra Tech, 2021; 2017). This Technical Report has been prepared in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F1.

2.1 Effective Dates

The effective date of this Technical Report is February 16, 2023. The effective date of the Mineral Resource estimate is November 30, 2022.

Latest information on mineral tenure, surface rights, and Property ownership: December 31, 2022.

2.2 Personal Inspections and Qualified Persons

A summary of the QPs responsible for this Technical Report is provided in Table 2-1. The following QPs conducted personal inspections of the Property:

- Hassan Ghaffari, P.Eng., M.A.Sc., conducted a personal inspection of the site on March 30, 2011, December 12, 2017, and from August 12 to 14, 2019.
- Michael F. O'Brien, P.Geo., M.Sc., Pr.Scit.Nat., FAusIMM, FSAIMM, conducted a personal inspection of the site from June 12 to 15, 2017, February 12 to 14, 2020, and July 20, 2021.

Table 2-1: Summary of Qualified Persons

No.	Report Section	Company	Qualified Person
1.0	Summary	All	Sign-off by Section
2.0	Introduction	Tetra Tech	Hassan Ghaffari, P.Eng., M.A.Sc.
3.0	Reliance on Other Experts		
4.0	Property Description and Location	Red Pennant	Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography		
6.0	History		
7.0	Geological Setting and Mineralization		
8.0	Deposit Types		
9.0	Exploration		
10.0	Drilling		
11.0	Sample Preparation, Analyses and Security		
12.0	Data Verification		
13.0	Mineral Processing and Metallurgical Testing	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
14.0	Mineral Resource Estimates	Red Pennant	Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
15.0	Mineral Reserve Estimates	Tetra Tech	Hassan Ghaffari, P.Eng., M.A.Sc.
16.0	Mining Methods		
17.0	Recovery Methods		Jianhui (John) Huang, Ph.D., P.Eng.
18.0	Project Infrastructure		Hassan Ghaffari, P.Eng., M.A.Sc.
19.0	Market Studies and Contracts		Jianhui (John) Huang, Ph.D., P.Eng.
20.0	Environmental Studies, Permitting and Social or Community Impact		Hassan Ghaffari, P.Eng., M.A.Sc.
21.0	Capital and Operating Costs		
22.0	Economic Analysis		
23.0	Adjacent Properties	Red Pennant	Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM.
24.0	Other Relevant Data and Information	Tetra Tech	Hassan Ghaffari, P.Eng., M.A.Sc.
25.0	Interpretation and Conclusions	All	Sign-off by Section
26.0	Recommendations	All	
27.0	References	All	
28.0	Certificates of Qualified Persons	All	

2.3 Information and Data Sources

In preparation for this Technical Report, various historical engineering, geological, and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations. All the data files reviewed for this Technical Report were provided by Avino in the form of hard copy documents, electronic .pdf reports, .xls files, email correspondence, and personal communication with management and personnel from Avino. Work completed by Avino includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

A complete list of references is provided in Section 27.0.

2.4 Units of Measurement

All units of measurement used in this Technical Report and resource estimate are in metric units, and the currency is expressed in US dollars unless otherwise stated.

3.0 RELIANCE ON OTHER EXPERTS

This Technical Report Update has been prepared by Michael O'Brien, P.Geo., M.Sc., Pr.Scit.Nat., FAusIMM, FSAIMM, of Red Pennant Geoscience, and Hassan Ghaffari, P.Eng., M.A.Sc. and Jianhui (John) Huang, Ph.D., P.Eng of Tetra Tech. All authors are independent QPs as defined within the requirements of NI 43-101.

Michael F. O'Brien, P.Geo., Pr.Sci.Nat., FAusIMM, FSAIMM relied on Mr. Bufete González Olguín, President of Bufete González Olguín Abogado/Attorney-at-Law, for matters relating to mineral claims status and ownership. The reliance is based on a letter from Bufete Gonzalez Olguin to Avino's Mexican Subsidiary Compañía Minera Mexicana de Avino, S.A.de C.V. titled "Avino Mexican Mineral Properties (the 'Properties')", dated February 16, 2023. Michael F. O'Brien, P.Geo., Pr.Sci.Nat., FAusIMM, FSAIMM, who is responsible for the information in Section 4.0, has relied entirely on the information provided by Mr. Bufete González Olguín regarding the claims, which comprise the Avino Property, their ownership, and their status in Section 4.0.

The information, conclusions, opinions, and estimates contained herein are based on:

- The information available to the authors at the time the report was prepared
- Assumptions, conditions, and qualifications as outlined in this Technical Report
- Production and expenditure data, reports, and other information supplied by Avino and other third-party sources

Avino reported to the authors that, to the best of its knowledge, there is no known litigation that could potentially affect the Project.

Note: The authors of this Technical Report are not qualified to provide extensive commentary on legal or political issues associated with the Property, which are considered outside the scope of this Technical Report. For the portions of this Technical Report (Sections 1.2, 4.2, and 4.3) that deal with the types and numbers of mineral tenures and licenses, the nature and extent of title and interest in the Property, and the terms of any royalties, back-in rights, payments, or other agreements and encumbrances to which the Property is subject, we have relied upon the title opinion dated February 16, 2023, by Juan Manuel Gonzalez Olguin of the Mexican law firm Bufete Gonazalez Olguin, S.C..

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Property is in Durango State in north central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental Mountain range. The nearest major centre is the city of Durango, 82 km (geological distance) to the southwest of the Property. The Property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino. The Property is located at latitude N 24° 53', longitude W 104° 31', 14 km, northwest of Highway 40D.

The Property location is situated as illustrated in Figure 4-1 and Figure 4-2.


North
Laredo
Parral
NUEVO LEON
Monterrey
Torreón
Saltillo
SINALOA
Culiacán
DURANGO
Panuco de Coronado
Avino Mine
TAMAULIPAS
Durango
Mexico
Ciudad Victoria
Mazatlan
Kilometres
0 50 100 150
Cities
Roads
State Boundaries
Zacatecas
Durango State, Mexico
NAYARIT
Aguascalientes

Figure 4-1: General Location of the Property (Avino 2021)


North
Pánuco de Coronado
De Avino
La Iglesia de San Jose de Avino
Avino Mine
173
173
Kilometres
0
2
4
Towns
Paved Highways
Roads

Figure 4-2: Local Property Location (Avino 2021)

4.2 Property Ownership

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver-based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks's exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (Avino Mexico), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico, which, combined with the Company's pre-existing 49% share of Avino Mexico, brought the Company's ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora, which in turn owns 49.75% of Avino Mexico's common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

The July 17, 2006, acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the "Payment Shares", for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006, closing market price of the Company's shares on the TSX.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007, approval was received, and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company's ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company's ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013, resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico, prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

4.3 Mineral Concessions and Agreements

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha (Figure 4-3). Of these, 20 mineral concessions totalling 844.685 ha are held by CMMA (Avino's Mexican subsidiary company), Promotora, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in Table 4-1 and Table 4-2, respectively.

Table 4-1: Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	98.45
Promotora	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	**-**	**100.00**

Table 4-2: Mineral Concessions – Avino Property

Concession Name	Concession No.	Location	Hectares	Date Acquired	Expiration date	Cost (US$/ha)	Payment (US$)
Agrupamiento (San Jose)	164985	Pánuco	8.000	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Pánuco	12.000	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Pánuco	6.010	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Pánuco	5.850	19/12/1991	18/12/2041	124.74	729.67
Avino Grande IX	216005	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande VIII	215224	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Pánuco	9.000	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Pánuco	14.000	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Pánuco	9.000	28/06/1996	27/06/2046	124.74	1,122.66
Negro Jose	218252	Pánuco	58.000	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Pánuco	12.000	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Pánuco	30.000	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total	-	-	**844.685**	-	-	**107.55**	**90,845.71**

Notes: Figures may not add to totals shown due to rounding.


A. DE NUESTRA
SRA. FRACC.1
E.-321.1/2/766
FRAC.2
EXP.-2/766
NUESTRA SRA
EXP.-2/1.3-1087
AVINO
GRANDE VIII
E.-29427
FRAC.4
EXP.-2/766
SAN PEDRO Y
SAN PABLO
AVINO
GRANDE IX
YOLANDA
E.-321.1/336
FRAC.3
EXP.-321.1/2/766
LA
MALINCHE
E.-2/1.3-1179
AMPL. DE LA
MALINCHE
E.-2/1.3-1244
EL
POTREITO
E.-9/721
SAN MARTIN
DE PORRES
E.-2/1.3-1510.T.191522
SANTA ANA
E.-2/1.3/975
T.195678
AGUILA MEXICANA
E.-2/1.3/1084
T.200087
AMPL.
SAN GONZALO
E.-16121
SAN
GONZALO
LOS
ANGELES
E.-11899
PANUCO DE
CORONADO
GRAN LUCERO
E.-321.1/2-729
T.189477
PURISIMA CHICA
E.-12197.T.155597
NEGRO JOSE
E.-2/1.3-1656.T.194554
ESTELA
SAN CARLOS
E.-25/3860.T.117411
EL TROMPO
E.-16107
T.164044
FERNANDO
E.-2/1.3/1178
T.205401
LA PLATOSA
E.-321.42/637
T.170585
MAIN SHAFT
SAN JOSE
E.-3857.T.164985
EL CARACOL
E.-2/1.3/1067
T.199525
LEGEND
AVINO HOLDINGS
OTHER HOLDINGS
MAJOR TOWN
SAN JOSE
DE AVINO
0 200 400 600 800 1000 m
N

Figure 4-3: Map of Avino Property Concessions (Tetra Tech 2013)

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979). On February 18, 2012, through its subsidiary company CMMA, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales indirectly granted Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino has paid Minerales the sum of US$250,000 by the issuance of 135,189 common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

Avino has agreed to pay Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then Avino must pay Minerales, in any event, a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

- First quarter: payment of 100% of the minimum royalty
- Second quarter: payment of 75% of the minimum royalty
- Third quarter: payment of 50% of the minimum royalty
- Fourth quarter: payment of 25% of the minimum royalty

- In the case of force majeure still in place after one year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule

Minerales has also granted Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof) upon payment of US$8 million within 15 days of Avino's notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During January and July of each year, Avino must pay in advance the mining taxes, which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up-to-date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal landowners (Ejidos) of San José de Avino for the temporary occupation and surface rights of the concessions.

A current title opinion dated February 16, 2023, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin S.C.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Topography, Elevation and Vegetation

The average elevation of the Property is approximately 2,200 masl. Local relief is estimated to be roughly 100 m ranging from the bottom bench of the tailings to the top of the open pit.

Vegetation is sparse and consists of shrubs and grasses typical of the high desert.

5.2 Accessibility and Local Resources

The Property is easily accessible by road, and the mine is an important employer of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and onto the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads, which provide easy transport access between all areas of interest on the Property and the mill at the Avino Property (Gunning 2009).

The nearest major city is Durango, with a population of 616,068. Durango is a major mining centre in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees lived while working at the mine when it was in operation. Pánuco de Coronado has a population of 12,656, and San José de Avino is a small centre with a population of 868.

5.3 Climate and Length of Operating Season

The climate is temperate and semi-arid. In the region, the mean annual rainfall is 522 mm, and the average annual temperature is 16.7°C. The warmest month of the year is June, with an average temperature of 21.8°C, and January the coldest month of the year with an average temperature of 11.1°C. The driest month is April, with 6 mm of rainfall. In September, the precipitation reaches its peak, with an average of 123 mm (https://en.climate-data.org/north-america/mexico/durango/durango-3559/). In the winter, the temperature can drop below freezing, and frost and even light snowfall can occur.

Exploration, development, and mining activities may take place throughout the year without any significant seasonal impact.

5.4 Infrastructure

Infrastructure is disclosed in Section 18.0.

6.0 HISTORY

6.1 Avino Mine, 1555 to 1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador Don Francisco de Ibarra. In 1562, Francisco de Ibarra was appointed governor of the newly formed province of Nueva Vizcaya in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present-day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562–1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810), when operations were interrupted but then restarted and continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and British interests. The introduction of more modern industrial technology helped the Avino Mine develop into a significant mining operation at the beginning of the 20th century. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; VSE 1979; Slim 2005d).

During the early phases of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango, and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a small scale (Avino Annual Report 1980). There is no documentary record of production from the Avino Mine during this period.

The Property was acquired under current ownership in 1968.

6.2 Avino Vein System Deposit

The Avino Vein system was the mainstay of historical exploitation and is situated adjacent to the mine offices and processing plant. The upper portion of the deposit was extensively mined in an open pit, and the lower portion is currently accessible via a ramp and has been extensively developed and mined from more than 6 km of horizontal drifts, with vertical spacings between 15 m and 25 m. The ET Mine workings extend to a maximum depth of 360 m vertically below the portal of the ramp. An old vertical shaft, no longer used for hoisting, is used for ventilation and to supply water and power for development and mining. A vertical section of Avino Mine is shown in Figure 6-1. The western portion of the Avino Vein system is referred to as the San Luis. In 2016–2017, the focus of exploration drilling was on the region between the ET Mine and San Luis. The eastern extension of the Avino Vein system is known as Chirumbo.



Figure 6-1: ET Mine: Vertical Section View Showing Development and Stoping (Red Pennant 2023)

6.3 San Gonzalo Vein Deposit

Shallow workings from an old mine are present in the San Gonzalo Vein and consist of small underground workings which were originally accessed by a five-level vertical shaft.

Current access to the San Gonzalo deposit (SG Mine) is via a ramp that is being actively developed. All old working levels have been dewatered. The deposit has been explored and exploited by more than 4 km of horizontal drifts with upper levels at 40 m vertical spacing and lower levels at 25 m vertical spacing. A vertical section of the San Gonzalo Mine is shown in Figure 6-2.



Figure 6-2: San Gonzalo Mine: Vertical Section View Showing Development and Stoping (Red Pennant 2022)

6.4 Guadalupe Vein Deposit

The Guadalupe Vein (see Figure 7-1) extends between the Avino Vein and the San Gonzalo Vein and is a current exploration target.

6.5 San Juventino Vein Deposit

The San Juventino Vein (see Figure 7-1) is adjacent to the eastern end of the Avino Vein and is a current exploration target.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units typically vary from 300 m to 800 m in thickness. Andesitic rocks outcrop over most of the region, with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino Vein mineralization. Other post-mineralization dykes of intermediate to felsic composition crop out in various areas and appear to cause minor structural displacements. Occurrences of thin mafic sills are also found in various parts of the region and are believed to be related to recent volcanism.

Higher areas of the Sierra Madre Occidental surrounding the mine are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Laramide orogenic event is believed to have affected the Avino district. Later extrusive and intrusive igneous events appear to have caused the formation of various systems of pre-mineralization faulting. These fault systems usually produce normal displacement of the pre-existing rocks and generally strike northwest-southeast (subparallel to the Avino Vein system). Additional normal fault systems are also observed in the region, striking northeast-southwest and dipping towards the south (subparallel to the San Gonzalo Vein system).

The rugged topography is a result of erosion of the post-mineralization faulted blocks. One of the most significant regional features of the district is the Avino Fault, which strikes northwest 20° southeast, dips southeast, and appears to terminate the Avino Vein mineralization, juxtaposing the Upper and Lower Volcanic series (Figure 7-1).


N
FRAC 2
A. DE NUESTRA
NUESTRA SRA.
FRAC 3
FRAC 4
Metres
0 200 400 600 800 1000
TETRA TECH
LEGEND
Avino holdings
Other holdings
Major town
Power line
Veining
Alluvium and soils
Rhyolitic tuff
Rhyolitic dyke
Monzonite
Andesite flows
Water
Waste dump
YOLANDA
SANTA ANA
SAN GONZALO VEIN
AGUILA MEXICANA
GRAN LUCERO
EL TROMPO
AVINO VEIN & ELENA TOLOSO ZONE
EL CARACOL
TAILINGS DAM
FERNANDO
SAN JOSE DE AVINO

Source: Modified after Gunning (2009)

Figure 7-1: General Map of Property Geology

7.2 Property Geology and Mineralization

The Avino concession is located within a 12 km (north-south) by 8.5 km (east-west) caldera. The Property contains numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones that grade into a "near porphyry" environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera. The Lower Volcanic Sequence is overlain by the Upper Volcanic Sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones, and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito, and Yolanda areas. A northerly trending felsic dyke, possibly a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low-temperature vein system trends north-northwest at a similar orientation to the felsic dyke and with similar continuity across the Property. The two structures have been interpreted to occur along deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora, and El Fuerte-Potosina volcanic centres and the Aguila Mexicana structure controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north-northwest–south-southeast and northwest–southeast (Figure 7-1). The rocks have been weathered and leached in the upper sections as a result of contact with atmospheric waters; the oxide tailings material (Section 7.2.5) is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth below the leached zone. In Mexico, these types of deposits can have large lateral extents but can be limited in the vertical continuity of grades.

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper. Other minerals are present in mineralized areas but not hosting the metals of interest, including hematite, chlorite, quartz, barite, pyrite, arsenopyrite, and pyrrhotite. Malachite, anglesite, and limonite are common in the quartz zones of the weathered parts of the oxide material.

7.2.1 Avino Vein

The geology and mineralization of the Avino Vein are summarized by Slim (2005d).

The Avino Vein (see Figure 7-2) is 1.6 km long and 60 m wide on the surface. The Avino Vein is the most striking and important example of the epithermal mineralization of the district, whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide portion of the Avino Vein, the common minerals encountered include hematite, limonite, anglesite, and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromargyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite, and specularite.

Higher silver values are reported to decrease overall with depth, except at vein intersections and vein inflections, where higher values persist to depth. The same can be said for gold, although the higher values start just below the onset of silver mineralization at or near the surface. In contrast, higher copper values coincide with vein intersections and may increase with depth. Sporadic, localized copper enrichment occurs toward the footwall contact and may represent a different phase of fluid emplacement. Despite the overall decrease in precious metal grade with depth, local increases in metal grades are apparent in the mine sampling and exploration drilling, possibly reflecting changes in boiling level with pressure variations in the epithermal system.

The Avino Vein has been followed longitudinally for more than 1,300 m and vertically for more than 600 m. It strikes north at 66° east with an east-west splay and dips to the south and southeast at 60° to 70°. Steeply dipping, high-grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher-grade area of mineralization encountered with a major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and El Hundido and are assumed to persist with depth.

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineralization fault parallel with the vein occurs in the hanging wall at a distance of several m in the area of San Luis; in the central part of El Hundido, this fault is located at the contact with the vein over a distance of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos and the exposure at the underground ramp. The fault then enters the footwall, where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 m to 100 m.

At Chirumbo, the fault largely replaces the vein due to strong leaching by post-mineralization circulating water in the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone, the vein is composed of branches and stockwork, and to the east of this point, the fault crosses the vein numerous times.

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described, which, in decreasing order of importance, are:

- System striking east-west, dipping south at 60° to 70°, including the Avino Vein and its possible extension in the Cerro de San Jose.
- System striking north 60° to 70° west, dipping 60° to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo.
- System striking north 20° to 30° west, dipping between 60° to 80° to either the southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina and the Stockwork El Fuerte.
- Systems striking north 60° to 80° east, dipping 60° to 80° southeast, comprising the following veins: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo.

Alteration has been reported in three main types:

- Propylitic alteration is most common in andesite, giving the andesite a greenish tint.
- Argillaceous alteration appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock due to alunite and montmorillonite clays.
- Silicification, chloritization, and pyritization alteration are observed in the hanging wall and footwall and are more prominent closer to the vein.

7.2.2 San Gonzalo Vein

The San Gonzalo Vein (see Figure 7-2) is located approximately 1.4 km northeast of the Avino Vein. The San Gonzalo Vein system constitutes a strongly developed vein system over 25 m wide, trending 300° to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide-sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo Vein to the Los Angeles Vein.

The San Gonzalo is a typical narrow vein precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009).

The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system, which include the following (Paulter 2006):

- Occur on a topographic high
- Strong to intense silicification and brecciation
- Easterly trending stockwork system similar to the trend of the Avino Vein
- Similar temperatures of formation to Avino

- Presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino)
- Emplacement along a northerly trending, deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the felsic dyke at Avino)


+570000 E
+573000 E
La Potosina
True North
+2718000 N
+2715000 N
Guadalupe
San Gonzalo
Panuco de
Coronado
Avino Veins
& Breccias
Looking down
Avino Tailings
Deposit
0
1000
2000
3000
+570000 E
San Jose de Avino
+573000 E

Figure 7-2: Plan View of the Oxide Tailings Deposit and Drill Holes (Red Pennant 2023)

7.2.3 Guadalupe Vein

The Guadalupe Vein (see Figure 7-2) is located approximately 0.7 km northeast of the Avino Vein. It consists of northwest-southeast and east-west striking steep-dipping vein sets. The geometry is similar to the San Gonzalo vein, but the base metal mineralization more closely resembles the Avino hanging wall breccia.

7.2.4 La Potosina Veins

The La Potosina Veins (see Figure 7-2) are located close to the northern margin of the caldera, approximately 7 km north of the Avino mine and processing plant. It consists of complementary northwest-southeast striking steep-dipping vein sets. The geometry is complex, with at least two ages of fault displacement.

7.2.5 Oxide and Sulphide Tailings

The Avino tailings deposit (see Figure 7-2) is adjacent to the processing plant, approximately 300 m west-southwest of the mine offices. The tailings have been built up over several decades of mining and processing, and several units have been defined based on the oxidation of the tailings and metal content.

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings below the weathered/leached zone.

The tailings have been included in the current Mineral Resource.

8.0 DEPOSIT TYPES

Regionally, the Property is situated within a 12 km by 8.5 km caldera that hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork, and silicified zones, grading into a "near porphyry" environment in the Avino Property.

The historic mining on the Property was on the Avino Vein, a silver-gold-copper-rich epithermal vein. The San Gonzalo Vein, however, has a much lower copper content than the Avino Vein and is more equivalent to other silver-lead-zinc deposits of the Sierra Madres.

Low-sulphidation vein systems are commonly characterized by low concentrations of sulphide minerals, alteration mineralogy dominated by quartz-adularia-sericite, and a lack of extensive wall-rock alteration. Conversely, high-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range rather than either of the end member classifications.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents but may be limited vertically. There are many silver-gold mines in Mexico, some of which form large mining districts and others that exploit multiple veins over limited vertical horizons that are sometimes only 100 m in depth (Gunning 2009).

On the Property, the oxide tailings have been predominantly sourced from legacy open pit operations, and the sulphide tailings have been predominantly sourced from later underground workings. Exposure to surface weathering and historic process activities has homogenized the tailings material to produce a deposit partly included in the Mineral Resource for the Property.

9.0 EXPLORATION

9.1 Early Exploration (Prior to Mine Closure), 1968 to 2001

Exploration on the Property has been ongoing since before production commenced, and the majority of the recorded work has been focused on the main Avino Vein and surrounding area. The following is a summary of significant exploration work conducted either by Avino or on behalf of Avino until the mine closed in 2001.

Pre-production exploration was carried out by CMMA and others and covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Extensive rehabilitation was completed involving Selco, including connecting three of the old—possibly pre-1900—underground mine workings.

In 1970, a contract was signed with Selco, who spent more than US$1 million in exploration and FSs before returning the Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d processing plant was completed in May 1974.

Since 1992, exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s, it appears that development was not kept up, as company monthly reports showed decreasing historical reserve allocations for production and mill feed.

The only recorded property exploration, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings on the Property with the emphasis on the Avino Vein and Potosina/El Fuerte area. The extensive underground sampling program carried out by Luismin provided a later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino Vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property-scale geological mapping and lithogeochemical sampling program, which was contoured and coloured for gold, silver, copper, lead, zinc, arsenic, antimony, and mercury.

Other notable observations from the study include the following:

- All mineralization, except for Nuestra Senora and Potosina/El Fuerte, radiate outwards in a west-to-northwest direction from the Cerro San Jose. The Cerro San Jose is a silicified and partly hornfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most mineralization on the Property.
- Mineralization in all radiating structures is described as being strongest 2 km to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada, where the source of mineralization is a near-surface acid-intrusive but with mineralized bodies lying 1 km to 5 km away along high-angle faults.
- The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.
- The Avino Vein has three main mineralized zones—San Luis, ET (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth.
- The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerte areas could offer the potential for bulk mineable stockwork zones.

Assay values from outcrop sampling of surface-mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over true thicknesses from 0.1 m to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over a thickness of 0.45 m.

No systematic sampling, trenching, or drilling of either the outcrops or the veins is known to have occurred during the program undertaken in 1993.

9.2 Recent Exploration, 2001 to Present

Since mine closure in 2001, Avino has intermittently conducted exploration work on the Property, with the intention of expanding and better defining known areas of mineralization. Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage, and interpret results. Included in the list of exploration activities is an induced polarization geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, underground channel sampling, and surface drilling.

9.2.1 Tailings Investigations (Oxides), 2003 and 2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings on the Property. The purpose of the program was to provide data for an independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well as to examine the metallurgical characteristics of the material. The results and implications of these findings are discussed further in Section 13.0.

The following information regarding the 2004 sampling is summarized by Slim (2005d).

The 2004 tailings fieldwork was under the direction of MineStart, and excavation of the sample pits was under contract with Desarrollos Rod Construcciones of Durango. Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by the fence, examination of downstream decrease in assays, and factors arising from the downstream construction.

Comparison of the 2004 assays with those from 1990 shows consistency in assay values and provides confidence in the 1990 sampling and assaying program.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples.

The sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but could not be considered to constitute a representative random sampling of the oxide tailings.

The trench sampling material (Z-series) from the 1993 campaign was also considered to be non-representative.

9.2.2 Tailings Sampling (Sulphides), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the "upper bench" of sulphide tailings. The silver and gold values generally ranged from 40.0 g/t to 100.0 g/t and 0.3 g/t to 0.6 g/t, respectively. While these values give a general idea of the potential grade of the sulphide tailings, they have not been verified to be representative of the sulphide tailings, even at a local scale.

9.2.3 Bulk Sample Program of San Gonzalo Vein, 2011

Avino completed a 10,000 t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech. The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry t of flotation concentrate was produced.

9.2.4 Underground Channel Sampling of San Gonzalo and Avino Vein, 2010 to Present

Underground channel sampling began in 2010 and has continued to the present at ET Mine (Avino Vein system) and San Gonzalo Mine. Channel sampling generated since 2010 data are summarized in Table 9-1 and Table 9-2.

Table 9-1: Summary Underground Channel Sampling by Level for the Avino (ET) Underground Mine

Level	Elevation (m)	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
6.5	2,271	373.6	3.9	113.01	0.98	0.51
7	2,241.8	1,197.6	6.1	72.50	0.42	0.44
7.5	2,212.8	230.5	7.0	66.15	0.49	0.50
8	2,199.1	486.3	6.2	141.32	1.14	0.22
8.5	2,171.9	576.9	6.6	123.19	1.37	0.48
9	2,147.1	1,343.8	7.5	121.65	1.52	0.57
9.5	2,128	768.2	9.1	122.42	2.26	0.76
10	2,115	2,905.9	7.3	72.12	0.60	0.49
10.5	2,101	1,468	7.1	106.90	0.77	0.65
11	2,083	1,214.7	9.6	87.57	0.48	0.73
11.5	2,067.2	1,289.9	7.5	89.65	0.44	0.63
12	2,051	1,092	8.2	94.87	0.41	0.76
12.5	2,034.3	1,356.5	7.8	84.94	0.51	0.69
13	2,016.1	645.8	6.1	61.64	0.24	0.63
13.5	1,995.5	386.3	5.2	57.01	0.24	0.51
14	1,975	578	5.4	54.56	0.13	0.52
14.5	1,954.3	2,622.4	6.3	54.18	0.38	0.56
15	1,932.5	2,341.1	6.0	63.98	0.48	0.58
15.5	1,910	2,182.4	5.8	59.15	0.41	0.57
16	1,889	3,638.4	5.4	49.16	0.56	0.57
16.5	1,870	3,491.1	5.2	50.71	0.40	0.68
17	1,849	3,146.68	6.6	48.26	0.42	0.71

Table 9-2: Summary of Underground Channel Sampling by Level for the San Gonzalo Mine

Level	Elevation (m)	Number of Channels	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
1	2,311.9	114	272.8	2.4	157.65	0.43	-
2	2,265.3	314	840.6	2.7	115.75	0.40	-
3	2,218.3	378	1,046.1	2.8	119.92	0.41	-
4	2,180.0	685	1,814.2	2.6	241.59	1.15	-
5	2,138.5	740	2,031.9	2.7	285.70	1.57	-
6	2,091.8	603	1,667.8	2.8	186.70	1.14	-
6.5	2,064.4	243	682.4	2.8	177.17	0.86	-
7	2,046.9	190	517.4	2.7	111.50	0.71	-
7.5	2,020.0	114	295.6	2.6	179.90	1.01	-

9.2.5 Underground Channel Sampling of San Gonzalo and Angelica Vein, 2010 to Present

Underground channel sampling began in 2010 and has continued to the present. Channel sampling between 2010 and 2012 was summarized by Tetra Tech (2013). Results of underground sampling since 2013 are summarized in Table 9-2.

Figure 9-1 and Figure 9-2 show the location of all channels, colour coded by grade, included in the current resource estimate (Section 14.2), within and adjacent to the Avino and San Gonzalo Vein systems, respectively. Drill holes are also shown for orientation.



Figure 9-1: Channel and Drillhole Samples, Colour Coded by Silver Grade, within the Avino System



Figure 9-2: Channel Samples, Colour Coded by Silver Grade, within the San Gonzalo Vein System

10.0 DRILLING

Drilling activities performed by Avino since the acquisition of the Property are summarized in the following sections. Drillhole assay results have been previously reported (except ET 12-07 to ET-12-09) by Gunning (2009), Tetra Tech (2012), and Tetra Tech (2013) and are not disclosed here.

The most recent exploration drilling is summarized in Table 10-1. The location of this drilling is summarized in Figure 10-1 where the holes are indicated by red traces.

Table 10-1: Exploration Drilling 2019-22

Hole_ID	Easting_UTM	Northing_UTM	Elev_(m)	Depth_(m)	Zone
ET_21_01	569,943.9	2,712,246.7	2,234.6	329.0	Avino_Vein
ET_21_02	569,943.9	2,712,245.9	2,234.6	308.0	Avino_Vein
ET_21_02B	569,947.4	2,712,247.0	2,233.7	381.0	Avino_Vein
ET_21_03	570,023.8	2,712,291.3	2,235.5	336.2	Avino_Vein
ET_21_04	569,935.9	2,712,251.8	2,234.0	314.0	Avino_Vein
ET_21_05	570,532.8	2,712,261.2	2,184.1	260.2	Avino_Vein
ET_21_05B	570,533.5	2,712,261.3	2,183.2	514.2	Avino_Vein
ET_21_06	570,532.9	2,712,261.3	2,183.3	604.2	Avino_Vein
ET_21_07	570,424.0	2,712,250.3	2,183.3	503.0	Avino_Vein
ET_21_08	570,424.5	2,712,249.9	2,183.3	527.0	Avino_Vein
ET_22_01	570,341.1	2,712,214.3	2,180.2	519.4	Avino_Vein
ET_22_02	570,341.4	2,712,213.8	2,180.1	558.5	Avino_Vein
ET_22_03	570,341.6	2,712,213.7	2,180.1	661.4	Avino_Vein
ET_22_04	570,708.2	2,712,572.4	2,220.7	489.4	Avino_Vein
ET_22_05	570,230.1	2,712,169.2	2,178.1	540.1	Avino_Vein
ET_22_06	570,045.5	2,712,078.3	2,205.6	627.3	Avino_Vein
ET_22_07	570,424.1	2,712,247.2	2,182.9	600.9	Avino_Vein
ET_22_08	570,342.6	2,712,213.8	2,180.1	584.0	Avino_Vein
ET_22_09	570,391.4	2,712,220.0	2,180.6	602.7	Avino_Vein
ET_22_10	570,489.5	2,712,123.9	2,171.3	709.1	Avino_Vein
ET_22_11	570,585.1	2,712,295.5	2,186.7	545.4	Avino_Vein
ET_22_12	570,391.7	2,712,219.8	2,180.6	666.2	Avino_Vein
ET_22_13	570,282.8	2,712,193.2	2,180.1	597.4	Avino_Vein

10.1 Early Drilling (Prior to Mine Closure), 1968 to 2001

10.1.1 Avino Vein

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from the surface into the Avino Vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were rehabilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drillholes was available to the QP, and they are not included in the resource estimate for the Avino Vein.

10.1.2 Oxide Tailings, 1990 to 1991

Between November 10 and December 5, 1990, and March 8 and May 30, 1991, Avino completed 6 trenches and 28 vertical drillholes in the tailings along 7 fences at a spacing of roughly 50 m by 50 m (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay laboratory, and occasional moisture contents were reported. Assay results from these drillholes have been previously reported (Tetra Tech 2012). Although the Z-series trenches are included in Table 10-1 and Figure 10-1, they are not included in the oxide tailings resource estimate (Section 14.3) as they are not considered representative of the tailings at a local scale (see Section 9.2.1). During 2015 and 2016, further drilling was carried out on the oxide tailings.

10.2 Recent Drilling (Post Mine Closure), 2001 to Present

A total of 145 drillholes with a total length of 40,848 m have been completed on the Avino Vein system, 140 holes 26,026 m on the San Gonzalo Vein system, 44 holes 6,365 m on the Guadalupe Vein, and 26 holes 5,175 m on the La Potosina Veins, totalling 355 holes and 78,414 m of core drilling. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed downhole using a Tropari single-shot magnetic instrument.

10.2.1 Avino Vein

In 2016, 5,510 m (34 holes see Figure 10-1) were drilled in an infill program in the San Luis/Avino Vein system. In 2017, 1,478 m (7 holes, see Figure 10-1) were drilled in the Chirumbo section (eastern extension) of the Avino Vein. In 2018, 1,345 m (13 holes, see Figure 10-1) were drilled north of the historic open pit and in the Chirumbo section on the Avino Vein.

A total of 25,845 m (97 holes, see Table 10-1) of documented drilling has been used for Mineral Resource estimation on the Avino Vein system.

10.2.2 San Gonzalo Vein

A total of 23,804 m (105 holes, Figure 10-1) of documented drilling has been used for Mineral Resource estimation on the San Gonzalo Vein system.



Figure 10-1: Drillholes Completed in 2021 and 2022 on the Avino Vein System, ET Mine. 2018 drill traces in red, previous drilling in blue (Red Pennant 2022)

10.2.3 Guadalupe Veins

During 2021 and 2022, exploration drilling was carried out on the Guadalupe veins (see Figure 10-2). These veins are positioned strategically close to and between the ET and San Gonzalo mining operations. A total of 1,106 m of documented drilling has been drilled on the Guadalupe Vein.

10.2.4 La Potosina Veins

During 2021 and 2022, exploration drilling was carried out on the La Potosina veins (see Figure 10-2). A total of 733 m of documented drilling has been drilled on the La Potosina Vein.


80
True North
VG Vein
RG Vein
60

Figure 10-2: Location of 2021/22 Drillholes on the Guadalupe Veins (Red Pennant 2023)

10.2.5 Oxide Tailings, 2015 to 2016

During 2015 and 2016, Avino drilled 57 holes in the oxide tailings deposit. Tailings drillholes completed before 2016 on the oxide tailings have been previously reported (Tetra Tech 2022).

10.2.6 Oxide Tailings, 2021 to 2022

During 2021 and 2022, Avino drilled 127 new vertical holes using the sonic drilling method on the oxide tailings deposit. Collar coordinates are provided in Table 10-2 and Figure 10-3. The 2015/16 holes are indicated in red.

Table 10-2: Drillholes Drilled on Oxide Tailings 2021 to 2022

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
PJ_21_01	569,969.5	2,712,373	2,256.284	57
PJ_21_02	569,956.6	2,712,356	2,257.396	57
PJ_21_03	570,207.5	2,712,325	2,204.616	9
PJ_21_04	570,200.8	2,712,306	2,204.44	10.5
PJ_21_05	570,196	2,712,287	2,204.191	16
PJ_21_06	570,188.3	2,712,258	2,204.067	17
PJ_21_07	570,184.9	2,712,240	2,203.789	21
PJ_21_08	570,180.4	2,712,220	2,203.299	21
PJ_21_09	570,175.2	2,712,201	2,203.12	21
PJ_21_10	570,170.6	2,712,181	2,202.989	21
PJ_21_11	570,165.4	2,712,162	2,202.619	18
PJ_21_12	570,160.7	2,712,143	2,201.759	15
PJ_21_13	570,150.6	2,712,126	2,201.393	10.5
PJ_21_14	570,135.7	2,712,111	2,201.251	7.5
PJ_21_15	570,121.2	2,712,096	2,201.22	4.5
PJ_21_16	570,056.6	2,712,408	2,246.16	31.5
PJ_21_17	569,697.1	2,712,477	2,255.046	37.5
PJ_21_18	569,738.1	2,712,496	2,254.793	36
PJ_21_19	569,724.6	2,712,462	2,255.198	40.5
PJ_21_20	569,705.7	2,712,437	2,255.774	37.5
PJ_21_21	569,711.8	2,712,396	2,256.279	33
PJ_21_22	569,730.5	2,712,421	2,256.084	39
PJ_21_23	569,748.7	2,712,444	2,255.568	42
PJ_21_24	569,766.9	2,712,469	2,255.074	45
PJ_21_25	569,784.5	2,712,493	2,254.83	36
PJ_21_26	569,802.4	2,712,516	2,254.635	30
PJ_21_27	569,826.5	2,712,499	2,254.925	33
PJ_21_28	569,807.8	2,712,475	2,255.321	40.5
PJ_21_29	569,789.9	2,712,451	2,255.44	46.5
PJ_21_30	569,771.5	2,712,427	2,255.714	46.5

table continues…

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
PJ_21_31	569,753.8	2,712,402	2,256.283	43.5
PJ_21_32	569,735.8	2,712,378	2,256.785	34.5
PJ_21_33	569,760.6	2,712,360	2,257.194	36
PJ_21_34	569,778.2	2,712,384	2,257.151	43.5
PJ_21_35	569,796.7	2,712,408	2,256.366	48
PJ_21_36	569,814	2,712,433	2,256.093	49.5
PJ_21_37	569,832.4	2,712,456	2,255.736	49.5
PJ_21_38	569,850.8	2,712,480	2,255.299	36
PJ_21_39	569,874.2	2,712,462	2,255.746	39
PJ_21_40	569,855.6	2,712,438	2,256.17	46.5
PJ_21_41	569,838.6	2,712,414	2,256.795	46.5
PJ_21_42	569,892	2,712,486	2,255.524	36
PJ_21_43	569,916.6	2,712,469	2,255.862	36
PJ_21_44	569,898.1	2,712,445	2,256.192	43.5
PJ_21_45	569,879.9	2,712,420	2,256.584	54
PJ_21_46	569,868.7	2,712,405	2,257.29	55.5
PJ_21_47	569,904.4	2,712,401	2,256.867	55.5
PJ_21_48	569,921.9	2,712,427	2,256.276	45
PJ_21_49	569,940.1	2,712,450	2,256.091	39
PJ_21_50	569,953.7	2,712,469	2,256.547	31.5
PJ_21_51	569,981.9	2,712,457	2,256.61	37.5
PJ_21_52	569,964.3	2,712,433	2,256.447	43.5
PJ_21_53	569,946.3	2,712,409	2,256.64	54
PJ_21_54	569,928	2,712,384	2,256.958	57
PJ_21_55	570,005.8	2,712,437	2,257.24	46.5
PJ_21_56	569,988.1	2,712,414	2,256.999	40.5
PJ_21_57	570,008.3	2,712,401	2,257.586	51
PJ_21_58	569,989.7	2,712,379	2,257.361	52.5
PJ_21_59	570,047	2,712,380	2,245.685	36
PJ_21_60	570,029.4	2,712,356	2,245.583	46.5
PJ_21_61	570,011.3	2,712,332	2,245.364	48
PJ_21_62	569,992.7	2,712,310	2,245.326	48
PJ_21_63	569,970.8	2,712,290	2,245.039	48
PJ_21_64	569,789.6	2,712,338	2,249.064	30

table continues…

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
PJ_21_65	569,807.2	2,712,363	2,248.837	37.5
PJ_21_66	569,829.7	2,712,346	2,248.839	30
PJ_21_67	569,811.6	2,712,321	2,249.029	33
PJ_21_68	569,795.1	2,712,301	2,249.143	39
PJ_21_69	569,817.6	2,712,280	2,249.11	33
PJ_21_70	569,836.6	2,712,304	2,249.298	36
PJ_21_71	569,854.6	2,712,328	2,248.96	40.5
PJ_21_72	569,872.3	2,712,353	2,248.951	45
PJ_21_73	569,907.4	2,712,351	2,249.358	46.5
PJ_21_74	569,860.4	2,712,287	2,249.521	45
PJ_21_75	569,843.2	2,712,264	2,249.378	45
PJ_21_76	569,890.2	2,712,327	2,249.347	34.5
PJ_21_77	569,878	2,712,311	2,249.382	33
PJ_21_78	569,865.7	2,712,244	2,249.788	33
PJ_21_79	569,884.6	2,712,270	2,250.61	36
PJ_21_80	569,899.5	2,712,295	2,250.129	45
PJ_21_81	569,917.3	2,712,318	2,249.721	48
PJ_21_82	569,871.8	2,712,229	2,249.96	33
PJ_21_83	570,108.1	2,712,442	2,232.687	10.5
PJ_21_84	570,113.1	2,712,414	2,233.283	16.5
PJ_21_85	570,090.3	2,712,435	2,233.067	11
PJ_21_86	570,095.1	2,712,390	2,233.369	21
PJ_21_87	570,078.1	2,712,366	2,233.964	30
PJ_21_88	570,058.7	2,712,342	2,234.621	34.5
PJ_21_89	570,040.4	2,712,319	2,235	37.5
PJ_21_90	570,021.4	2,712,295	2,234.771	40.5
PJ_21_91	570,001.5	2,712,271	2,233.875	39
PJ_21_92	569,981.3	2,712,250	2,233.09	36
PJ_21_93	569,958.2	2,712,232	2,232.993	30
PJ_21_94	569,937.2	2,712,211	2,233.44	25.5
PJ_21_95	569,928.7	2,712,183	2,233.724	21
PJ_21_96	569,908.7	2,712,162	2,233.469	19.5
PJ_21_97	569,882.6	2,712,155	2,233.002	12
PJ_21_98	569,854.4	2,712,158	2,233.569	4

table continues…

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
PJ_21_99	569,852.5	2,712,127	2,232.007	1.5
PJ_21_100	570,098.5	2,712,467	2,230.343	4
PJ_21_101	570,123.9	2,712,450	2,227.323	4
PJ_21_102	570,152.4	2,712,460	2,225.446	2
PJ_21_103	570,171.3	2,712,437	2,220.975	4.5
PJ_21_104	570,044.4	2,712,267	2,224.492	31.5
PJ_21_105	570,025.6	2,712,242	2,223.743	30
PJ_21_106	570,004.7	2,712,221	2,223.365	25.5
PJ_21_107	569,982	2,712,201	2,222.582	21
PJ_21_108	569,962.4	2,712,181	2,222.332	13.5
PJ_21_109	569,976.5	2,712,173	2,223.239	15
PJ_21_110	569,999.4	2,712,193	2,223.081	22.5
PJ_22_01	569,843.9	2,712,186	2,236.169	7.5
PJ_22_02	569,828.5	2,712,211	2,236.981	9
PJ_22_03	569,809.2	2,712,235	2,237.677	10.5
PJ_22_04	569,788.6	2,712,259	2,238.641	10.5
PJ_22_05	569,767.1	2,712,281	2,240.464	12
PJ_22_06	569,748.1	2,712,304	2,241.355	12
PJ_22_07	569,726.6	2,712,325	2,241.748	12
PJ_22_08	569,703.9	2,712,344	2,241.919	12
PJ_22_09	569,677.7	2,712,360	2,242.424	12
PJ_22_10	569,649.5	2,712,370	2,242.744	12
PJ_22_11	569,620.2	2,712,371	2,243.229	12
PJ_22_12	569,591	2,712,365	2,244.154	10.5
PJ_22_13	569,562.3	2,712,362	2,245.195	6
PJ_22_14	570,054	2,712,432	2,245.257	21
PJ_22_14_A	570,052.9	2,712,436	2,245.224	24
PJ_22_15	570,045.8	2,712,464	2,245.205	18
PJ_22_16	570,029.6	2,712,489	2,243.345	7.5



Figure 10-3: Location of Drillholes Completed from 2021 to 2022 on the Oxide Tailings (Tetra Tech 2017)

10.3 Specific Gravity Results

Bulk density samples were analyzed from all 2006 to 2022 drilling programs on the Avino and San Gonzalo Veins. Analytical procedures are discussed in Section 11.7. Table 10-3 summarizes the results of these specific gravity measurements.

Table 10-3: Avino and San Gonzalo Density Data Summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
Avino Vein System						
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
20	42	2.43	2.90	2.68	0.01	0.03
Wall Rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06
San Gonzalo Vein System						
10	50	2.40	3.00	2.64	0.03	0.07
20	2	2.73	2.78	2.76	0.00	0.01
Wall Rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Drilling and Trenching of Oxide Tailings, 1990 to 1991

The oxide tailings were sampled prior to the institution of NI 43-101 and associated quality assurance (QA) / quality control (QC) requirements, and as such, no QA/QC measures were utilized during the 1990–1991 program. As a result, the resource estimate for the oxide tailings in Section 14.3 is all classified as Inferred. 28 holes were drilled, and six trenches were completed, from which a total of 461 samples were collected for assaying. The analyses were completed in the on-site laboratory, which is described in Section 11.9 and was visited during the site visit, as summarized in Section 12.4.

Avino's current on-site, non-certified laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay, and an atomic absorption (AA) section. However, the procedures and facilities used from 1990 to 1991 may be different from the current sample analysis procedures. Because of the uncertainty associated with these analyses, two separate verification exercises have been completed. Slim (2005d) collected several samples from the oxide tailings, and the results of this verification are discussed in Section 11.2. In 2012, Mr. M.F. O'Brien, QP, collected numerous verification samples from the oxide tailings, and these results are discussed in Section 12.3.2.

11.2 Tailings Investigations (Test Pits in Oxide Tailings), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1. A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.

2. The sample mass collected from each sampling point generally amounted to between 2 kg and 5 kg.

3. The sampling program was ostensibly based on the 1990 CMMA sampling program. 14 sample pits were excavated to a depth of 4 m and generated 86 samples.

The samples were air-freighted to PRA laboratories in Vancouver, British Columbia, from Durango, Mexico. The samples had been initially bagged and sealed with identification tags attached. The samples were allotted new identification numbers and were subsequently un-bagged and dried. The dry samples were individually mixed and blended and then split into four one-quarter fractions as directed by Slim (2005d). One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. Instructions were followed with the compositing of the samples and the test work program.

Excess sample was archived for future test work or analyses. For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses.

However, this method is not very accurate for silver values of less than 100 g/t. Subsequently, the inductively coupled plasma mass spectroscopy (ICP-MS) method, which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest (e.g., copper, zinc, lead). The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were measured using standard titrimetric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

The PRA laboratories (part of Inspectorate laboratories) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified, full-service laboratories that are independent of Avino. The QP did not independently verify nor compare the results of the sampling program.

11.3 Drilling Program, San Gonzalo, 2007 to Present

For the drilling programs at San Gonzalo, the core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few cm to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from SGS Laboratories in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada, for analysis. Since 2016, all drill core samples have been sent to SGS Durango for sample preparation and assaying. A switch was made for faster turnaround times.

Sample preparation in Durango involves the initial drying of the entire sample. Two-stage crushing is used to create a product which is at least 80% minus 10 mesh. A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150-mesh screen. Inspectorate Laboratories states that they use sterile sand to clean the pulverizer between samples (Gunning 2009).

Gold analyses are by 30 g fire assay with an AA finish. Silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Avino employs a rigorous QC program that includes standardized material, blank reference materials (blanks), and core duplicates. However, for the 2007 program, Avino did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the laboratories (Gunning 2009).

Inspectorate Laboratories in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino.

Avino used a series of standard reference materials (SRMs), blanks, and duplicates as part of their QA/QC program during the analysis of assays from San Gonzalo Vein drillholes. The QP compiled and reviewed these results in Section 12.1.4.

11.4 Drilling Programs, ET Zone of the Avino Vein, 2006 to Present

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and transported in sealed and labelled bags to ISGS in Durango for preparation into pulps and rejects. Gold and silver are analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29-element ICP-MS package. Sample preparation and analysis and QA/QC procedures are described in Section 11.3.

Avino used a series of certified reference materials, blanks, and duplicates as part of their QA/QC program during the analysis of assays from Avino Vein drillholes. The QP compiled and reviewed these results in Section 12.1.4.

11.5 Avino Laboratory

The Avino laboratory has fire assay, AA, and sieving analysis equipment and has been recently upgraded with new AA equipment. A high standard of neatness and cleanliness is being maintained to reduce the risk of contamination. The laboratory was reviewed by Mr. O'Brien during site visits in 2012 and 2016.

11.6 SGS Laboratory, Durango

The SGS Laboratory in Durango processes the current drill core samples from Avino. It is a well-appointed modern facility which was visited by the QP in 2012.

11.7 Review of Drillhole Quality Assurance/Quality Control Samples

QA/QC samples continued to be submitted in the sample stream from 2021 to 2022 during the drilling programs on the Property. 143 standards, 275 duplicates and 57 blank samples were included in the 5,117 samples assayed. The QA/QC submission rate is 9.28%.

11.7.1 Standards for Exploration Drilling, 2021 to 2022

Nine different reference standards, bracketing the expected ranges of grades for gold, silver, and copper, were analyzed during 2021/2022. Six standard reference materials CDN-ME-1405, 1406, 1414, 1603, 1705, and 1709 were submitted during the period.

Performance graphs showing the assay results compared to the reference standards and relative to the three standard deviation acceptability limits for each reference material and gold, silver, and copper are shown in Figure 11-1 to Figure 11-18, inclusive.


CDN-ME-1405
Au
Au g/t
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-1: Reference Material CDN-ME-1405 Au Performance


CDN-ME-1405
Ag
Ag g/t
120
100
80
60
40
20
0
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-2: Reference Material CDN-ME-1405 Ag Performance


CDN-ME-1405
Cu
Cu %
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-3: Reference Material CDN-ME-1405 Cu Performance


CDN-ME-1406
Au
Au g/t
0.8
0.75
0.7
0.65
0.6
0.55
0.5
12600
12700
12800
12900
13000
13100
13200
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-4: Reference Material CDN-ME-1406 Au Performance


CDN-ME-1406
Ag
Ag g/t
64
62
60
58
56
54
52
50
48
46
44
12600
12700
12800
12900
13000
13100
13200
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-5: Reference Material CDN-ME-1406 Ag Performance


CDN-ME-1406
Cu
0.345
0.34
0.335
0.33
0.325
0.32
0.315
0.31
0.305
0.3
Cu %
12600
12700
12800
12900
13000
13100
13200
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-6: Reference Material CDN-ME-1406 Cu Performance


CDN-ME-1414
Au
0.34
0.32
0.3
0.28
0.26
0.24
0.22
0.2
Au g/t
12600
12700
12800
12900
13000
13100
13200
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-7: Reference Material CDN-ME-1414 Au Performance


CDN-ME-1414
Ag
Ag g/t
22
20
18
16
14
12600
12700
12800
12900
13000
13100
13200
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-8: Reference Material CDN-ME-1414 Ag Performance


CDN-ME-1414
Cu
Cu %
0.24
0.235
0.23
0.225
0.22
0.215
0.21
0.205
0.2
12600
12700
12800
12900
13000
13100
13200
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-9: Reference Material CDN-ME-1414 Cu Performance


CDN-ME-1603
Au
Au g/t
1.15
1.1
1.05
1
0.95
0.9
0.85
0.8
12400
12600
12800
13000
13200
13400
13600
13800
14000
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-10: Reference Material CDN-ME-1603 Au Performance


CDN-ME-1603
Ag
Ag g/t
102
98
94
90
86
82
78
74
70
66
62
58
54
12400
12600
12800
13000
13200
13400
13600
13800
14000
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-11: Reference Material CDN-ME-1603 Ag Performance


CDN-ME-1603
Cu
0.32
0.3
0.28
0.26
0.24
0.22
0.2
Cu %
12400
12600
12800
13000
13200
13400
13600
13800
14000
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-12: Reference Material CDN-ME-1603 Cu Performance


CDN-ME-1705
Au
6.5
6
5.5
5
4.5
4
3.5
3
2.5
2
Au g/t
13800
13900
14000
14100
14200
14300
14400
14500
14600
14700
14800
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-13: Reference Material CDN-ME-1705 Au Performance


CDN-ME-1705
Ag
Ag g/t
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-14: Reference Material CDN-ME-1705 Ag Performance


CDN-ME-1705
Cu
Cu %
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-15: Reference Material CDN-ME-1705 Cu Performance


CDN-ME-1709
Au
Au g/t
0.25
0.2
0.15
0.1
0.05
0
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-16: Reference Material CDN-ME-1709 Au Performance


CDN-ME-1709
Ag
Ag g/t
16
14
12
10
8
6
4
2
0
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-17: Reference Material CDN-ME-1709 Ag Performance


CDN-ME-1709
Cu
Cu %
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-18: Reference Material CDN-ME-1709 Cu Performance

11.8 Duplicate Assays

Laboratory crushed duplicate results for gold, silver, and copper are summarized in Figure 11-19 to Figure 11-21, inclusive. Power fit curves have been generated to measure the correlation. The graphs for the three metals show no significant bias between originals and duplicates.


Duplicates
Au
f(x) = 0.840 x + 0.045
R² = 0.700
Primary (g/t)
Duplicate (g/t)
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10

Figure 11-19: Au Duplicates


Duplicates
Ag
f(x) = 0.951 x + 1.300
R² = 0.894
Primary (g/t)
Duplicate (g/t)
1000
100
10
1
0.1
0.01
0.01
0.1
1
10
100
1000

Figure 11-20: Ag Duplicates


Duplicates
Cu
f(x) = 0.907 x + 197.505
R² = 0.857
Primary (ppm)
Duplicate (ppm)
100000
10000
1000
100
10
1
0.1
1
10
100
1000
10000
100000

Figure 11-21: Cu Duplicates

11.9 Blanks

Analysis of blank submissions of barren cement-based material resulted in the expected negligible Au assays (see Figure 11-22) except for one isolated submission, which is likely to reflect a ticket swap rather than contamination.


Blanks
Au
Au g/t
1
0.1
0.01
0.001
12500
13000
13500
14000
14500
15000
sequence
Au
Au_cert
Au+3sd

Figure 11-22: Blank Submission Assay Results

11.10 Bulk Density and Specific Gravity Samples

Avino completed specific gravity measurements on drillcore. All measurements were completed by Avino staff on the mine site. Two different methods were employed to obtain these specific gravity values: calliper volume calculation and water displacement (WD). The procedures followed for each method are summarized in the following sections. Density measurements are summarized in Table 11-1.

Table 11-1: Density Data Summary

Zone	Rock Code	Count	Length	Mean
Avino (ET)	AND	93	9.5	2.60
Avino (ET)	BX	87	9.0	2.68
Avino (ET)	INT	50	5.2	2.60
Avino (ET)	ROC	61	6.1	2.60
Avino (ET)	STKWK	27	2.8	2.68
Avino (ET)	VN	35	3.3	2.74

table continues…

Zone	Rock Code	Count	Length	Mean
Guadalupe	AND	31	3.1	2.59
Guadalupe	BX	4	0.4	2.90
Guadalupe	INT	1	0.1	2.58
Guadalupe	VN	13	1.3	2.83
La Potosina	AND	10	0.6	2.62
La Potosina	ROC	52	5.2	2.62
La Potosina	VN	33	3.1	2.69
San Gonzalo	AND	91	9.0	2.60
San Gonzalo	INT	30	3.0	2.56
San Gonzalo	STKWK	1	0.1	2.57
San Gonzalo	VN	18	1.8	2.48
Total		**637**	**63.7**	**2.63**

11.10.1 Calliper Volume Calculation Method

The calliper volume calculation method of determining the specific gravity of drillcore samples involved the following procedures, based on the methodology outlined by Lipton (2001):

- Each measurement involves pieces of a whole core with the ends neatly cut perpendicular to the core axis.
- The core diameter is determined using a pair of vernier callipers, and the diameter should be measured at several points along the core length and averaged.
- The core length is measured using a tape measure.
- The mass is determined by weighing the core; weighing should be completed once the core is dried.
- The dry bulk density is calculated by the equation below.

$$Dry\ Bulk\ Density = \frac{Mass}{Volume}\ , Volume = \pi\left(\frac{Average\ Core\ Diameter}{2}\right)^2 x\ Core\ Length$$

11.10.2 Water Displacement Method

The WD method of determining the specific gravity of drill core samples involved the following procedures based on Archimedes' Principle:

- The mass is determined by weighing the core; weighing should be completed once the core is dried.
- A graduated cylinder of an appropriate size to completely submerse the core is used to determine the volume. The volume of water in the graduated cylinder is measured prior to submersing the core.
- The core is then submerged in water in the graduated cylinder, and the total volume is measured.
- The difference in the volume of water before and after sample submersion is the volume of the sample.

11.11 QP Opinion

The QP is unaware of any drilling, sampling, or recovery factors affecting the reliability of the samples. It is the QP's opinion that the sample preparation, security, and analytical procedures followed by Avino are fit for the purpose of this Technical Report.

12.0 DATA VERIFICATION

12.1 Drillhole Database Verification

The QP reviewed the drillhole data provided by Avino in the form of a Microsoft Access database before and after loading the data into Leapfrog Geo™, on a hole-by-hole basis, including drillhole collar, survey, lithology, and assay data.

During several site visits between 2012 and February 2020, the QP verified several drill hole logs against the physical cores for ET06_02, ET07_01, ET07_03, SG15_03, and SG15_02. No significant discrepancies were found.

Collars for exploration drillholes are marked by concrete monuments, and the collars have been surveyed. Subsequent collars have been similarly marked and were observed during a site visit in June 2016.

A check of the coordinates with a handheld global positioning system during a site visit in 2016 revealed a possible 4 m constant error, which may indicate the existence of a small surveying error on the Property.

The QP opinion on the reliability of the Avino drillhole data is discussed in Section 12.4.1, and detailed recommendations are provided in Section 26.1.

12.1.1 Collar and Assay Data

In early 2020, Ausenco validated the drillhole database, and it was consolidated into a consistent and comprehensive Microsoft Access database that is maintained by mine personnel with offsite backup in the Avino office in Durango and on the Cloud using Egnyte. The QP subsequently reviewed the data in December 2022. Table 12-1 summarizes the database validation results.

The Avino Vein lithology data for 13 historic drillholes at the Avino ET Mine and all channel samples are very sparse owing to the age of the records. The upper part of the deposit model has consequently been modelled using assay data and development mapping information. As the deficient lithology information pertains mainly to parts of the deposit that have been mined out, the QP considers the database to be adequate to support Mineral Resource estimation.

Table 12-1: Number of Records and Discrepancies for the Avino (ET and San Gonzalo) Drillhole and Channel Sampling Data

Deposit	Number of Records	Discrepancies	Discrepancy Rate (%)
Avino Vein			
Survey Data	11,415	-	-
No Surveys for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Assays	42,564		0
No Sample for Collars		0	
Overlapping Segments	-	0	-

table continues…

Deposit	Number of Records	Discrepancies	Discrepancy Rate (%)
Collar Max Depth Exceeded	-	0	-
Lithology	4,074	-	-
From to Depth Overlap	-	26	0.6
No Samples for Collar	13	13 historic holes	-
Collar Max Depth Exceeded	-	0	-
San Gonzalo Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Incomplete Survey Data	-	0	-
Assays	17,514		0
No Samples for Collars	-	0	-
Overlapping Segments	-	1	-
Collar Max Depth Exceeded	-	2	-
Lithology	140 holes	-	0
From to Depth Overlap	-	0	-
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-
Guadalupe Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Incomplete Survey Data	-	0	-
Assays	17,514	-	0
No Samples for Collars	-	0	-
Overlapping Segments	-	3	-
Collar Max Depth Exceeded	-	0	-
Lithology	140 holes	-	0
From to Depth Overlap	-	0	-
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-

table continues…

Deposit	Number of Records	Discrepancies	Discrepancy Rate (%)
La Potosina Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Incomplete Survey Data	-	0	-
Assays	17,514	-	0
No Samples for Collars	-	0	-
Overlapping Segments	-	13 historic holes	-
Collar Max Depth Exceeded	-	0	-
Lithology	622	-	-
From to Depth Overlap	-	3	0.5
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-

The QP believes that the sample assay integrity is adequate for Mineral Resource estimation.

12.1.2 Downhole Survey Data

Downhole survey data exists for 650 drillholes completed on the Avino Property. The QP believes that the downhole survey data is adequate for 3D geological modelling and to support Mineral Resource estimation. Routine photography of drillcore and underground drifts is being carried out. A digital photographic record is kept of all drillcores and underground drifts for future reference and to facilitate consistent core logging and geology interpretation.

The QP believes that logging and record keeping are adequate to support Mineral Resource estimation.

12.1.3 Assay Verification of 1990/1991 Drillholes in Oxide Tailings

Tetra Tech (2013) verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation. QG Consulting verified the oxide tailings data in 2016, and the QP reviewed the work again in 2017 and is unaware of any significant errors.

The QP opinion of the reliability of the 1990 to 1991 oxide tailings assays is discussed in Section 12.3.2.

12.1.4 Oxide Tailings Verification Samples

As was reported by Tetra Tech (2013), during a previous site visit conducted on June 7 and 8, 2012, Michael F. O'Brien visited the tailings heaps and supervised the collection of eight samples from the oxide tailings (3 kg to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of the overall grade, they do provide some insight into the grade of the tailings near the surface. The eight samples

were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver.

Statistical analysis of the three sets of results demonstrated that there is a good correlation between the three laboratories, and this conclusion remains valid.

The sampling exercise in 2012 provided the opportunity to review the artificial sedimentary deposit that comprises the Avino oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity. The source data and plans prepared more than 20 years ago, after the initial drilling campaign, were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings. The overall homogeneity of the material, horizontal continuity, and relatively high confidence in the volume and tonnage mitigate any uncertainty in the historical dataset. The pattern of sample grades from the 2015/2016 drill campaigns and the earlier drilling form a coherent pattern with no obvious discontinuity between campaigns.

12.2 Site Visits

Michael F. O'Brien conducted site visits on June 7 and 8, 2012, June 6 and 7, 2016, June 12 to 15, 2017, February 11 to 13, 2020, and July 20, 2021. During the latest visit, the QP visited the Project on July 20, 2021, and reviewed the tailings deposit and deep drilling for the Avino Vein System.

12.3 The QP Conclusion and Opinion

The drill dataset has been produced over a long period of time within a brownfield property. All data used for this study is obtained from work carried out by the staff of the current issuer, which has owned the Property continuously since the start of this work.

The QP believes that the geological and sampling data are adequate to support Mineral Resource estimation.

12.3.1 Avino and San Gonzalo Veins

12.3.1.1 Drillhole Database

The drillhole data for the Property has been consolidated into a single Microsoft Access database, with the exception of the shallow surface drilling for the oxide tailings deposit. The consolidated database with an offsite and cloud-based backup has materially improved the consistency and security of the exploration data. The QP recommends that the exploration data pertaining to the oxide tailings deposit and the QA/QC information be integrated into the database.

12.3.1.2 Downhole Survey Data

Downhole survey data and the location of the Avino and San Gonzalo Vein intersections observed in drillholes have been verified by both surface and underground mapping, providing confidence in the location, orientation, and true width of both veins.

12.3.1.3 Geology Data and Interpretation

The legacy data from the Avino Vein is understandably deficient in recorded lithology data. Modelling of the Avino Vein and San Gonzalo Vein systems made use of grade as well as lithology data. Consequently, the QP regards

the lithology database as adequate and fit for the purposes of resource estimation. The recent mining history supports that the potential economic units persistently demonstrate continuity as new exposures become available.

12.3.1.4 Specific Gravity Samples

Based on a review of specific gravity data from drillholes in the Avino and San Gonzalo Veins, the QP concludes that future bulk density measurements should be completed using a water displacement method (see Section 11.7). A comparison of the two measurement techniques used for these specific gravity samples indicates that the results are acceptable for this study. However, the QP considers that the current level of data is inadequate for meaningful spatial estimation and recommends that the frequency at which specific gravity measurements are collected should be increased. To supplement the specific gravity data generated from drillhole samples, the QP recommends that large grab samples be obtained from the underground development at approximately 30 m intervals and subjected to the water displacement method of specific gravity determination.

12.3.1.5 QA/QC Samples

The rate of QA/QC SRMs, blanks, and duplicates insertions meets recommended industry standards. HARD charts indicate less assay precision than would be expected for pulp duplicates.

The QP has found no evidence of systematic laboratory bias, indicating that the assay results are adequate.

12.3.2 Tailings

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by the QP have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching. The verification samples also confirm that the mine laboratory assays are not materially different from those of external laboratories.

12.3.3 QP Opinion

There were no limitations on or failure to conduct data verification.

The QP believes the assay, sample location, vein lithology, and specific gravity data from the Avino and San Gonzalo Veins are adequate to support the purpose of this Technical Report and a current Mineral Resource on both vein and tailings deposits.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

The Avino processing plant is currently processing materials from the Avino Property. The target metal values are gold, silver, and copper. There is potential tailings resource from previous operations; currently, there is no operation on tailings material. The materials from the previous San Gonzalo Mine were processed from October 2012 to Q4 2019 with the target values of gold, silver, lead, and zinc. There are four grinding and flotation lines with a total capacity of 2,500 t/d, including two 1,000 t/d and one 250 t/d lines to recover copper, gold, and silver into a copper concentrate, and a separate 250 t/d line, which was used to produce materials from the previously operating San Gonzalo Mine, which has ceased operation since the end of 2019.

13.1 Avino Vein

The Avino Vein material is currently being processed at the Avino processing plant using froth flotation to produce a marketable copper concentrate with silver and gold credits. A gravity concentration circuit was also incorporated in three of the four processing lines. The material has been successfully processed in the past.

The Avino Vein was mined during the 27 years of open pit and underground production prior to 2001. From 1997 to 2001, the mine and processing plant production averaged 1,000 t/d and achieved up to 1,300 t/d. The mine and plant operations were then suspended. Following several years of redevelopment, in Q4 2014, Avino completed its Avino mining facility and plant expansion. Full-scale operations commenced on January 1, 2015, and commercial production was declared effective on April 1, 2016, following a 19-month advancement and test period.

The feed from the Avino Vein has been processed using froth flotation to produce a copper concentrate with silver and gold credits. In the 2022 operation, the average silver, gold, and copper recoveries reporting to a silver/gold/copper concentrate and a gravity concentrate were 92%, 78%, and 89%, respectively. The total material processed was 541,823 t.

Bismuth was identified as a deleterious material in the concentrate. Avino had conducted preliminary test work to reduce the bismuth content in the concentrate to improve the smelter return. SGS Mineral Services (SGS) completed six batch flotation tests to explore the possibility of bismuth and copper separation from a copper concentrate produced from the Avino processing plant. The separation tests included:

- Floating copper minerals with suppressing bismuth-bearing minerals
- Floating bismuth-bearing minerals with suppressing copper minerals on the copper concentrate reground to 80% passing approximately 25 µm

The test results show that approximately 30% of the bismuth in the bulk copper concentrate could be floated into a concentrate containing 18.7% Bi from the copper concentrate containing 1.8% Bi using flotation separation. The

copper and silver reporting to the bismuth concentrate were 1.3% and 14.7%, respectively. SGS indicated that compared to the floating copper and suppressing bismuth process, and it appears that the process with floating bismuth and suppressing copper is feasible and promising. SGS recommended that further copper and bismuth separation test work using the flotation procedure, including a mineralogical study, be conducted.

13.2 Oxide Tailings

The potential for processing the oxide tailings resource from previous operations has been studied. The subsections summarize the metallurgical characterization obtained from previous test work and the study conducted by MMI in 2005 (Slim 2005c). MMI's report used the metallurgical results and conclusions drawn by PRA (Huang, 2003; Huang and Tan 2005). The revised and final report by MMI was dated October 2005 (Slim 2005d).

Section 13.3 below is reproduced from the 2013 PEA (Tetra Tech 2013), with some minor modifications to summarize the findings of the metallurgical test programs conducted so far.

13.3 Historical Metallurgical Test Results

Several metallurgical evaluations have been completed on various samples from the oxide TSF, according to the MMI report produced in 2003 (Slim 2003). The first cyanidation tests were conducted in 1982, followed by further tests performed over the years. The summarized cyanidation test results are shown in Table 13-1, taken from the 2003 MMI report (Slim 2003), while the reported flotation test results are given in Table 13-2. The results obtained from the test work program initiated by MMI in 2003 and 2004 were reported in the MMI 2005 technical report (Slim 2005d) and are included in Table 13-1 for comparison purposes. The results will be discussed in greater detail later in this section.

Table 13-1: Cyanidation Test Results (Slim 2003)

Author	Date of Test	Extraction (%)		Leaching Time (h)	Particle Size (µm)
		Ag	Au		
Denver Equipment	1982	69.3	66.7	24	66.6% < 149
Penoles	1987	78.3	88.9	24	87% < 74
Maja	1990	85.9	80.9	24	100% < 105
Chryssoulis	1990	85.9	80.9	24	no data
Rosales	1996	83.9	76.9	23	75% < 74
MMI	2003	77.1	71.4	24	86% < 74
MMI	2003	88.8	88.4	48	86% < 74

Table 13-2: Flotation Test Results

Author	Date of Test	Recovery (%)		Particle Size (µm)
		Ag	Au	
Penoles	1987	60.2	47.1	87% < 74
Rosales	1996	69.4	66.9	75% < 74

For the tests outlined in Table 13-1 and Table 13-2, no details have been provided regarding:

- The location or the manner in which the samples were taken
- Why these particular samples were taken
- The test parameters employed
- The assay techniques used, etc.

The first set of results for tests conducted on MMI samples from the 2003 sampling campaign indicates a silver extraction of 77.1% and gold extraction of 71.4%. However, these results cannot be verified since the origin of this set of numbers, as quoted in the MMI technical report (Slim 2005d), is not known. The second set of results was reported in the 2003 PRA report (Huang 2003). Considered in general terms, it would appear that the cyanidation test results were reasonably consistent over the indicated period. However, no specific conclusions should be drawn, since nothing is known about the head grades of the samples, the samples used, or the test and assay procedures used at the time that these tests were conducted.

The flotation results vary widely for similar particle sizes, with recoveries ranging from 60% to 69% for silver and 47% to 67% for gold. However, the test details of these reported cyanidation and flotation tests are unknown.

13.3.1 The MMI Technical Report

Avino commissioned MMI to produce a document that was NI 43-101 compliant with respect to detailing the indicated oxide tailings resource (subsequently referred to as an Inferred Resource) and to define the metallurgical characterization and assay results for this material. The proposed economic processing of this tailings material could then be used to form the financial analysis basis for restarting the mine.

The first report prepared by MMI was titled "Tailings Valuation" and was dated November 2003 (Slim 2003). Two further reports by MMI titled "Preliminary Feasibility" (Slim 2005a) and "Tailings Valuation" (Slim 2005b) were produced in May 2005. The "Tailings Valuation" report (Slim 2005b) was subsequently revised and re-titled "A Tailings Resource" in July 2005 (Slim 2005c). This July 2005 MMI report (Slim 2005c) was reviewed by the Canadian Securities Administrators and returned to MMI for revision. The revised MMI report was re-issued as "A Tailings Resource" dated October 2005 (Slim 2005d) and was resubmitted to the CSRA for review. The October 2005 report (Slim 2005d) was produced for Avino Mines, Cia Minera Mexicana, Durango, Mexico, by Bryan Slim of MMI, North Vancouver, British Columbia, Canada. The document was submitted as a technical report to the CSRA.

PRA conducted two sets of test programs under the direction of MMI. One was conducted in 2003, for which no sample origin can be determined (Huang 2003), and the other, a more detailed test program, was conducted in 2004 (Huang and Tan 2005). The 2004 test work and the assaying program were designed and supervised by MMI. It was conducted on the samples collected from the tailings dam by MMI in 2004 while also using the results from the preliminary metallurgical scoping tests completed during 2003 as a guide. PRA staff at their facilities in Vancouver, British Columbia, conducted all the test work from both MMI test programs.

13.3.2 Introduction to the MMI 2003 Metallurgical Test Program

The 2003 test program consisted of the following tests, as summarized in Table 13-3. The cyanidation extraction results obtained were used in a preliminary report by MMI (Slim 2003). MMI considered using a 2,000 t/d vat leaching process to recover silver and gold from the oxide tailings; however, this treatment process option was revised when the results of the 2004 test program became available.

Table 13-3: Test Procedures – MMI 2003 Test Program (Slim 2003)

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	No details documented	Sample L and Sample U
Head Assays	Fire assays, AA, and ICP multi-acid	Composite of L and U
Specific Gravity	Standard pycnometer test	Composite of L and U
Cyanidation Leach	P80 = 68 µm; 40% solids; pH 10.5; 1.0 g/L NaCN; 48 h; dO_2 > 7.9 mg/L 0.4 kg sample	Composite of L and U
Flotation	Rougher and two scavenger stages; P80 = 85 µm; 35% solids; pH 5.5; PAX & A208 with MIBC; 1 kg sample	Composite of L and U
Mineralogical	Examination of flotation tailings	Composite of L and U
Sample Preparation	No details documented	Sample L and Sample U

Notes: dO_2 = dissolved oxygen; PAX = potassium amyl xanthate; NaCN = sodium cyanide

The exact origin of Sample L and Sample U is not known and does not appear to have been documented. The manner in which each of the samples was collected by MMI has also not been documented. The size of both samples, 0.8 kg for Sample L and 0.9 kg for Sample U, is small, and their representation is questioned. Also, there appears to be no documentation relating to the arrival and receipt of these samples at PRA. There is no receiving log in PRA Report No. 0302303 (Huang 2003). Also, no assay certificates have been recovered to date. Even though these tests were considered to be scoping tests only, the results cannot be validated. Considering all the above factors, it is apparent that these results cannot be used with any degree of validity in reviewing process options for recovering silver and gold.

13.3.3 Introduction to the MMI 2004 Metallurgical Test Program

The 2004 test program was a better-structured program, which included the pre-concentration processes such as gravity concentration and flotation, both with and without regrinding, in an attempt to upgrade the material into a smaller mass for the subsequent treatment for the recovery of silver and gold. Also, cyanidation leach tests were conducted on as-received samples and reground samples to attempt to improve the liberation of silver and gold from the associated minerals. One column leach test was also performed.

Additional work completed included establishing the specific gravity and bulk density of the material, determining the Bond Mill Work Index on an oxide sample from the open pit, settling and filtration tests following cyanidation tests, and electrowinning tests using Electrometals electrowinning (EMEW) technology. All the different test procedures are summarized in Table 13-4.

Table 13-4: Test Procedures – MMI 2004 Test Program (Slim 2003)

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	Individually numbered; dried; weighed; subsequently composited	Composites A, B, and C
Head Assays	Fire assays, AA and ICP multi-acid	Individual samples and Composites A, B, and C
Specific Gravity	Standard pycnometer test	Composites A, B, and C
Bulk Density	Standard volume displacement test	Composites A, B, and C
Mineralogical Examination	Examination of as-received samples	Selected Samples
Test Product Assays	Fire assays, AA and ICP multi-acid	All test Products
Bond Mill Work Index	Six cycles; closing screen size 150 µm	Oxide Sample
Size-assay Distribution	Screened and assayed the size fractions	Selected Samples
Gravity Concentration	Various test conditions	Composites A, B, and C
Cyanidation Leach	Various test conditions	Composites A, B, and C
Flotation	Various test conditions	Composites A, B, and C
Column Leach Test	Agglomerated feed; 81 d duration; 0.5 to 1.0 g/L NaCN; pH 10.5; 0.05 mL/s	Composite of A and B
EMEW	Various test conditions	PLS from Leach Test
ABA	Acid generation tests	Composites A, B, and C

The results obtained from this test program led MMI to include the heap leach process as the recommended treatment option in their report dated May 2005 (Slim 2005a).

13.3.4 2022–2023 Ongoing Test Work

SGS is conducting an ongoing test program. The preliminary test results show that regrinding the tailings samples to 80% passing approximately 75 µm improved silver and gold extractions for the early-stage oxide tailings composite sample to approximately 89% and 88%, respectively, compared to 82.7% for silver and 78.7% for gold without regrinding. For the recent oxide tailings composite sample, the silver and gold extractions were improved to approximately 83% or slightly higher with regrinding to 80% passing 75 µm, compared to 77.9% for silver and 76.6% for gold without regrinding.

13.3.5 Evaluation and Review of Metallurgical Tests

Tetra Tech reviewed the metallurgical tests conducted during the MMI 2004 test program. The most promising process option should be selected as the recommended process treatment route based on the evaluation of the results obtained from the test program. This process option should then be evaluated with respect to capital and operating cost estimates. The process implications of the procedures and processes investigated and the results obtained are discussed in this section.

13.3.5.1 Sample Preparation and Characteristics

Bagged samples carrying the MMI identification tags were prepared at the Avino mine site under the direct supervision of MMI personnel. These samples were then transported from the mine site to Durango, Mexico, and

shipped via airfreight to Vancouver, British Columbia. The samples were delivered to the PRA facility and unpacked in the presence of MMI personnel to ensure that no tampering had occurred to the samples en route. The samples were subsequently renumbered by MMI prior to PRA staff un-bagging and drying the samples. These details are shown on the PRA sample receiving log (Huang and Tan 2005). The individual samples were initially air-dried, followed by a low temperature of less than 50°C of oven drying.

The individual samples were subsequently homogenized, riffled, and split into four one-quarter fractions. One of these fractions was used for head assay determinations. A second fraction was used for compositing selected individual samples to create the sample Composite A, representing the oxide material of the lower bench of the tailings dam. Similarly, Composite B, representing the oxide material of the middle bench of the tailings dam, was prepared by compositing selected individual samples, as was Composite C, representing the sulphide tailings of the upper bench.

Although the samples had arrived at PRA from the Avino mine site without any indication of tampering, the sampling regime is considered deficient. First, the sampling of the oxide section of the tailings dam was incomplete. The sampling did not replicate the 1990 CMMA program, and certain parts of the tailings dam were not sampled. Second, the samples taken by MMI only represented the first 4 m of the depth of the tailings dam. Indications are, however, that the overall depth of the oxide section of the tailings dam varies between 7 m and 27 m. These two major deficiencies were also recognized by the Canadian Securities Administrators as deficiencies during their review. Both these items were addressed in the final MMI report dated October 2005 (Slim 2005d). The October 2005 report recommended a more detailed program of sampling of the whole tailings dam up to bedrock or ground soil level, as well as conducting metallurgical characterization tests using representative material from this more detailed sampling process whenever this is to be performed. However, since the MMI technical report, as reviewed by the Canadian Securities Administrators, subsequently referred to the oxide tailings as an Inferred Resource (Slim 2005d), this and other sampling discrepancies noted in the MMI test program will not be discussed any further.

13.3.5.2 Moisture Content

The moisture contents of the samples, as received from the Avino mine site tailings dam, varied widely, from a low value of 5.12% to a high value of 28.25% moisture. A frequency distribution for moisture content of all the oxide tailings samples as received by PRA is given in Table 13-5. The bi-nodal distribution is apparent.

Table 13-5: Moisture Content of Samples

Frequency Distribution	
Moisture Content (%)	Number
5.00 - 7.50	9
7.51 - 10.00	14
10.01 - 12.50	19
12.51 - 15.00	16
15.01 - 17.50	5
17.51 - 20.00	5

These high moisture content values in the tailings dam confirm the high moisture content values found during the 1990 sampling program conducted by CMMA. Although the precise sampling procedure and drying conditions are unrecorded, a datasheet provided by Avino, as ostensibly related to this sampling program, provides assay values

and moisture contents obtained during the program. The moisture values obtained varied from a low moisture value of 13.89% to a high value of 29.4% and a calculated average of 22.87% moisture. A possible reason for the high moisture content of the tailings material is that the mine was operational during this period when the sampling program was undertaken, i.e., 1990, and that routine tailings deposition was still in progress.

The specific reason for the relatively high moisture content found during the 2004 MMI sampling program is not apparent. The MMI technical report (Slim 2005d) has referred to the possibility of the original manner of tailings deposition, which has resulted in localized areas of high moisture content. Also, the presence of artesian springs under the tailings dam has been mentioned as a possible reason. It was also observed that any rainwater run-off from the higher levels above the tailings dam would collect at the head of the tailings dam and subsequently seep through the dam, exiting at the foot of the dam. Whatever the reason(s) may be, areas of high moisture content do exist and will influence the method of recovery of the tailings and the subsequent agglomeration process.

13.3.5.3 Head Assays and Test Products Assays

Gold assaying was completed using the standard fire assay procedure. Initially, the silver was also analyzed by the fire assay procedure followed by an AA spectrophotometric finish. However, this fire assay-based method for silver is not very accurate in the low concentration range of less than 100 g/t for silver. Assaying for silver was then done using ICP-MS, preceded by the total digestion of the sample in a suite of mineral acids. A further method was also investigated, namely that of total acid digestion followed by an AA finish. The results obtained with this acid digestion and AA method were similar to the ICP-MS. Therefore, the assay method selected for all the silver assays was the ICP-MS method, preceded by the total digestion of the sample in a suite of mineral acids (ICP-MS). All the other analyses for the various products arising from the metallurgical tests were done by the standard and universal methods using titration, ICP-MS, or AA methods.

All the various head sample analyses conducted during the test program are listed in Table 13-6. The reference to the test number relates to the stage of the test work that the sample was submitted for analysis. The average values for the four different composite samples tested, namely Composite A, Composite B, Composite C, and the Composite A + B blended sample, have all been calculated and are given in the table together with the respective standard deviation values. The standard deviation of the head samples representing Composite A and Composite B are shown to be within 10% of the deviation from the average value, which is considered reasonable.

However, the average silver value of all the head assay analyses assayed as head samples representing Composite A and Composite B is only 86.8 g/t silver. This average silver grade is less than the 95.5 g/t silver as given in the MMI technical report as being the overall silver grade of the material of the whole oxide tailings dam (Slim 2005d). Similarly, the average gold value of all the head assay analyses assayed as head samples representing both Composite A and Composite B (i.e., representing the oxide tailings dam) taken during the test work program is 0.44 g/t gold, which also is less than the 0.53 g/t gold, as quoted in the MMI technical report (Slim 2005d). For silver, this amounts to a difference of about 9% based on the MMI quoted head grade of 95.5 g/t silver, while for gold, the difference is larger at 17% based on the MMI quoted gold value of 0.53 g/t gold. It is of interest that the average head assay for the Composite A + B sample is closer to the calculated average from Composite A and for Composite B, namely 89.6 g/t compared with 86.8 g/t for silver and 0.41 g/t compared with 0.44 g/t for gold. The above discussion assumes that the tonnages of the tailings dam labelled Composite A (lower bench) will be mixed in equal proportion to the area of the tailings dam designated as Composite B (middle bench). In the absence of specific tailings dam volumes or tonnages, this assumption may be an oversimplification and may, therefore, not be entirely valid. However, the assay values for Composite B are lower than the overall average head grade of the tailings samples collected.

A further comment regarding the assay results above relates to the methods employed for the assaying techniques for silver from these samples. The MMI technical report (Slim 2005d) states that for the CMMA 1990 tailings drilling program, the silver assaying was completed using the standard mine practice of fire assay followed by acid digestion and AA finish. The PRA metallurgical test work program used multi-acid digestion followed by the ICP assay method for silver analyses. It is anticipated that there will not be a significant difference between the silver assays as reported in 1990 and those from the MMI test program as conducted by PRA, but the extent of this difference cannot be quantified in this review. Similarly, no comment can be given on the accuracy of the assays conducted by CMMA, since the standards of precision of sampling, sample preparation, and detailed methodology of the assaying methods are unknown. However, a summary sheet containing assay values has been provided by Avino as being the silver and gold grades obtained from the 1990 CMMA sampling program. No calculations have been performed using these assay values, and are only included in this Technical Report since it is part of the CMMA sampling program. The MMI report (Slim 2005d) provides a grid map identifying the various sample holes.

Table 13-6: Head Assays

Test No.	Assays (g/t)		Test No.	Assays (g/t)	
	Ag	Au		Ag	Au
Composite A			**Composite B**		
SA9	99.8	0.37	SA10	88.3	0.55
Ave. 1	103.4	0.34	Ave. 1	82.6	0.68
Ave. 2	105.3	0.36	Ave. 2	88.4	0.51
C1	95.2	0.35	C4	76.3	0.52
C2	94.3	0.35	C5	70.6	0.49
C3	94.1	0.36	C6	71.4	0.50
C7	88.7	0.36	C9	70.3	0.52
C8	88.7	0.36	C10	70.3	0.52
C13	95.9	0.28	C15	77.2	0.49
C14	98.9	0.37	C16	78.3	0.52
C17	95.2	0.35	C18	77.2	0.49
Average Value	**96.3**	**0.35**	**Average Value**	**77.3**	**0.53**
Standard Deviation	**5.27**	**0.025**	**Standard Deviation**	**6.72**	**0.054**
Composite C			**Column Composite A + B**		
C11	39.8	0.34	C4	87.4	0.42
C12	39.8	0.34	C5	90.1	0.40
Ave. 1	31.7	0.29	C6	91.4	0.42
Ave. 2	39.8	0.39	C9	-	-
Average Value	**37.8**	**0.34**	**Average Value**	**89.6**	**0.41**
Standard Deviation	**4.05**	**0.041**	**Standard Deviation**	**2.04**	**0.012**

13.3.5.4 Mineralogical Evaluation

At the start of the 2004 metallurgical test program, MMI requested that a sample from some of the individual samples be submitted for mineralogical analysis. The mineralogical findings have not been reported in PRA Report No. 0406407 (Huang and Tan 2005) and were not alluded to in the MMI technical report (Slim 2005d) or any preceding reports. The reason(s) why these results have not been communicated to Avino or the test program investigators at PRA is unknown.

13.3.5.5 Bond Ball Mill Work Index

Although this information was not required to treat the oxide tailings dam material, a Bond Ball Mill Work Index determination test was done on an oxide material sample. The work index was determined to be 12.3 kWh/t using a closing screen size of 74 µm (200 mesh) with the convergence of the specific energy input (grams of product per revolution) found after five testing cycles. This makes the sample tested a moderately hard rock type. The details regarding the origin of this sample have not been documented, and its relevance as data is therefore questioned.

13.3.5.6 Bulk Density and Specific Gravity

Bulk density and specific gravity determinations were conducted on samples specifically identified by MMI. The specific gravity measurements were done using the standard pycnometric method, while the bulk density values were obtained by measuring the volume of dry solids in a measuring cylinder. The values obtained are reproduced in Table 13-7.

Table 13-7: Bulk Density and Specific Gravity

Location/Bench	Sample Identity	P_{80} Size (µm)	Bulk Density (g/cm^3)	Specific Gravity
Upper Bench	S2	226	1.66	2.74
Lower Bench	S10	326	1.73	2.62
Lower Bench	S22	367	1.73	2.76
Middle Bench	S45	254	1.60	2.76
Middle Bench	S50	201	1.63	2.74
Upper Bench	S74	301	1.57	2.72
Average	-	-	**1.65**	**2.72**

The bulk density values determined for the oxide tailings material were found to vary between 1.57 g/cm^3 and 1.73 g/cm^3, with an average of 1.65 g/cm^3. This average value is in reasonable accord with the bulk density of 1.605 g/cm^3, as quoted in the MMI technical report. The specific values obtained were generally consistent, with an average value of 2.72.

13.3.5.7 Particle Size – Assay Analysis

A particle size–fraction analysis was done on the same samples used for the bulk density and specific gravity determinations. These tests were conducted to determine whether the silver and gold predominantly occurred in a particular particle size range. The size-assay analyses indicated that the metal distributions varied according to the location but that all displayed varying degrees of the bi-nodal distribution for silver, gold, and mass.

Sample S10 from Composite A from the Lower Bench of the tailings dam indicated one maximum metal distribution occurring in size range of 149 µm to 210 µm and another in the minus 37 µm size range. The maximum mass distributions are generally similar, although it occurs over a wider range in coarse size, namely 105 µm to 210 µm. The second sample from this bench, Sample S22, was similar but with a shifted maximum metal and mass distribution in the 210 µm to 297 µm size range and a secondary maximum metal and mass distribution in the minus 37 µm size range.

Sample S45 from the Middle Bench of the tailings dam, and part of Composite B, indicated maximum metal distribution in the 149 µm to 210 µm size range with maximum mass distribution in the 105 µm to 149 µm size range. The secondary maximum metal and mass distribution was found in the minus 37 µm size range. The second sample from the Middle Bench, Sample S50, had the maximum metal and mass distributions in the 105 µm to 149 µm size range and the minus 37 µm size range.

The two samples from the Upper Bench of the tailings dam of Composite C displayed totally different particle size distributions. Sample S2 was bi-nodal with one maximum for metal and mass distribution in the size range of 105 µm to 149 µm and the second maximum occurring for the size range of minus 37 µm. Sample S74 displayed only one maximum metal and mass distribution over the relatively wide coarse particle size range of 105 µm to 297 µm. This sample was almost entirely devoid of slimes or minus 37 µm material.

These samples reflect the operating discharge conditions and history during plant operations and tailings deposition. The results typify the use of a tailings cyclone situated on the tailings dam wall discharging the coarse undersize material onto the wall area with the finer cyclone overflow material flowing downstream and settling within the tailings dam. Changes in the size distribution would be anticipated with downstream distance from the point of discharge by the cyclones at the tailings dam wall. This is typified by the size distribution of Sample S74, which purports to be a cyclone underflow sample taken at the point of discharge and which was found to be almost totally devoid of fines or minus 37 µm material.

13.3.5.8 Gravity Concentration Tests

Pre-concentration tests using the centrifugal gravity concentration method were conducted to evaluate the potential upgrading of silver and gold. The laboratory-size concentrator used was the Falcon Model SB40 centrifugal concentrator. The tests were conducted on samples from Composites A, B, and C. MMI dictated the test parameters used for these tests, including a set of tests where the samples were reground prior to conducting the gravity concentration test. The results from the gravity concentration tests are summarized in Table 13-8.

The mass recoveries varied between 20% and 25%, indicating that the tests were performed in a uniform and consistent manner. The highest silver recovery obtained was 40% (after regrinding) for Composite C and decreased to 31% for Composite B (after regrinding) and about 27% for Composite A, also after regrinding. The gold recoveries were higher than the equivalent silver recoveries, particularly after regrinding, indicating that the liberation of the precious metals could be incomplete.

However, the upgrading factor for both silver and gold is very low, namely about 1.4 for silver and up to 2.3 for gold. No further upgrading or silver and gold recovery tests were conducted on the gravity concentrates, possibly due to the relatively low grades and recoveries obtained. Also of interest is that no historical test work was documented by MMI where gravity concentration was used to produce a saleable high-grade concentrate.

Table 13-8: Summary of Results of Gravity Concentration Tests

Sample Identity	Head Grade		Concentrate Grade		Recovery (%)			P_{80} (µm)	Remarks (Note: All tests are 3-pass tests)
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au		
Composite A	93.8	0.35	124.7	0.52	24.1	32.1	36.5	269	Pressure 1.5 psi; no regrind
Composite B	70.3	0.50	96.9	0.71	23.6	32.5	33.3	180	-
Composite C	39.7	0.33	58.0	0.65	24.1	35.2	47.0	254	-
Composite A	92.1	0.33	126.1	0.71	19.7	27.2	42.1	76	Pressure 1.0 psi; reground
Composite B	70.5	0.56	96.5	1.29	22.4	30.7	51.5	77	-
Composite C	40.7	0.38	65.5	0.98	24.8	39.9	64.3	79	-

13.3.5.9 Flotation

Different scoping flotation tests were conducted on samples from Composite A and Composite B using various reagent schemes and conditions as dictated by MMI. The results of the flotation tests are summarized in Table 13-9. The test results reported led to the following conclusions.

For Composite A, a regrind from a P_{80} size of 238 µm (as received particle size) to a P_{80} of 72 µm improved the flotation recovery of silver from 18% to 23% and that of gold from 18% to 39%. The standard reagents were used for these tests (Tests F1, F3, and F4). For Composite B, a regrind from a P_{80} size of 173 µm (as received particle size) to a P_{80} of 74 µm improved the flotation recovery of silver from 22% to 33% and that of gold from 12% to 32% (Tests F2, F5, and F6). A particle size fraction analysis conducted on the tailings of Test F4 (Composite A) indicated that the major proportion of the mass and the silver and gold is present in the slimes or minus 37 µm size fraction. However, significant losses of silver and particularly gold occurred in the coarser sizes, namely the size range 53 µm to 105 µm, indicating that the degree of liberation could be improved and that some metal appears to be occluded in the coarser particle sizes. Some silver may also occur within secondary oxide minerals and be unrecoverable by flotation. A similar mass and metal distribution were obtained in the case of Test F9 (also Composite A), which was a flotation test performed using a sulphidization reagent.

Variable mass, metal recoveries, and concentrate grades were obtained in testing the various flotation reagent suites. However, the maximum silver grade obtained for a rougher concentrate was 909 g/t silver, while the overall recoveries for silver could not be improved beyond approximately 40%. This indicated that mineral surface alteration or oxidation, or occlusion of precious metals in gangue, was inhibiting the concentration by the flotation process. Since the silver recoveries obtained were deemed low and unsatisfactory, no further flotation tests were conducted, and no extraction tests were performed on flotation concentrates.

The head assays obtained during the flotation testing stage gave inconsistent results. Table 13-9 shows the actual head assays obtained for each flotation test compared with the head assay obtained for silver for the composite samples. For Composite A, the individual silver head values for each flotation test conducted are all higher than the assay for the composite sample, except in the case of Test F11. The gold (and silver) values obtained for Tests F7, F8, and F9 are known to have resulted from the poor sampling technique adopted for these three tests. The composite head assay gold value of 0.36 g/t gold is probably a reasonably representative assay value for Composite A. For Composite B, the silver head value for the composite sample is slightly lower than the assays for the individual flotation tests. For gold, the composite sample value is higher at 0.52 g/t gold than the assays for the individual tests.

The historical results of the flotation tests reported in Table 13-2 are significantly higher at 60% to 69% recovery for silver and 47% to 67% for gold. However, in the absence of information regarding the origins of these samples, the lack of head grade data and the absence of sampling and flotation procedures involved, these results will not be considered when selecting the processing options for the oxide tailings dam material.

Table 13-9: Summary of Results of Flotation Tests

Sample Identity & Test No.	Head Grade		Concentrate Grade		Recovery (%)			P_{80} (µm)	Remarks (Note: All tests are 3-pass tests)
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au		
Composite A/F1	112.2	0.35	908.7	3.17	2.1	17.8	18.4	238	3-stage ro., pH 8;
Composite A/F3	119.2	0.39	734.6	3.88	2.6	21.0	30.4	103	Conditioning NaCN
Composite A/F4	104.6	0.40	630.9	3.36	3.8	22.6	38.6	72	Na2CO3; A404, PAX
Composite A/F7	111.9	1.39	654.6	5.56	2.3	16.3	34.9	~75	2-stage ro., nil NaCN
Composite A/F8	108.5	2.38	887.2	11.91	0.9	7.8	30.7	~75	2-stage ro., nil NaCN
Composite A/F9	114.5	1.67	723.9	5.86	2.7	20.8	45	~75	2-stage ro., NaS_2, PAX
Composite A/F10	103.5	0.58	401.3	1.62	8.9	34.6	39.8	~75	With Na_2CO_3, $CuSO_4$
Composite A/F11	99.6	0.34	484.8	1.83	8.8	42.2	48.3	~75	With $CuSO_4$, A208
Composite B/F2	88.4	0.42	695.4	2.65	2.6	22.0	12.2	173	3-stage ro., pH 8
Composite B/F5	89.7	0.47	806.1	4.18	2.9	27.0	24.6	92	Conditioning NaCN
Composite B/F6	89.9	0.51	867.1	5.45	2.9	32.5	32.1	74	Na_2CO_3; A404, PAX
Composite A: Head	99.8	0.36	-	-	-	-	-	-	-
Composite B: Head	88.3	0.52	-	-	-	-	-	-	-

Notes: $CuSO_4$ = copper sulphate; $NaCO_3$ = sodium carbonate, ro = Rougher

13.3.5.10 Cyanidation Tests

Cyanide leaching tests were conducted on samples from Composite A, Composite B, and Composite C using different leaching conditions. The first set of tests was to determine the effect of regrinding the tailings samples prior to leaching, while subsequent tests determined the effect of cyanide concentration in the leach solution.

For Composite A, the silver extractions varied from 66% for the unground (as received) sample to 80% for the reground samples, while the gold extractions varied from 82% to 89%, respectively. For Composite B, the silver extractions ranged between 69% for as-received material to 77% for samples that were reground. The corresponding gold extractions varied between 82% and 87%. Although the cyanide consumption increased with the regrinding of samples tested for both Composite A and Composite B, the increase in extraction may compensate

for the additional cost of cyanide reagent and regrinding, provided that the filtration characteristics are not detrimentally affected. Higher cyanide concentrations in the leach solution improved the extractions of silver and gold but increased the cyanide consumption significantly. The results from the sulphide tailings, namely Composite C, indicate that between 73% and 87% of the silver can be extracted, with between 77% and 85% of the gold. However, the cyanide consumption values were higher than the results from the oxide tailings. Only two leach tests were conducted on reground samples from Composite C, each having a P_{80} of about 69 µm. A summary of the cyanide leach test results is given in Table 13-10.

Table 13-10: Summary of Results of PRA Cyanidation Tests

Sample Identity and Test No.	Extraction (%)		Reagent Usage (kg/t)		NaCN Concentration (g/L)	P_{80} (µm)
	Ag	Au	NaCN	Lime		
Composite A+/C1	66.4	81.5	1.8	1.4	1.0	269
Composite A+/C2	79.3	85.7	1.6	1.8	1.0	103
Composite A+/C3	80.4	89.1	2.6	1.6	1.0	78
Composite A+/C7	78.6	82.7	2.2	1.8	0.5	74
Composite A+/C8	89.7	85.5	5.1	0.8	2.0	74
Composite A*/C13	79.7	86.8	1.5	1.3	0.5	74
Composite A*/C14	83.1	82.1	3.7	0.8	2.0	74
Composite A*/C17	79.4	90.9	1.0	1.2	1.0	74
Composite B+/C4	69.1	82.0	2.6	1.8	1.0	180
Composite B+/C5	77.1	88.3	1.7	1.8	1.0	100
Composite B+/C6	77.3	86.9	1.7	1.9	1.0	84
Composite B+/C9	73.2	86.0	2.6	1.2	0.5	84
Composite B+/C10	79.5	86.4	4.5	1.0	2.0	84
Composite B*/C15	72.9	82.6	1.6	2.0	0.5	84
Composite B*/C16	75.4	83.4	3.8	1.0	2.0	84
Composite B*/C18	67.7	78.6	0.9	1.3	1.0	84
Composite C+/C11	73.8	77.3	4.0	2.8	1.0	69
Composite C+/C12	86.6	85.0	7.3	2.6	2.0	67

Notes: "+" indicates Original Composite Sample, "*" indicates New Composite Sample, Tests C17 and C18 = 24 h leach duration; other tests + 72 h leach duration.

During the cyanide leach test program, a new Composite A and Composite B sample had to be prepared since the original composite samples had been exhausted. A comparison of results from the two composite samples indicated similar behaviour patterns, although there are some noticeable differences in the extractions. Also, the cyanide and lime consumption values, as recorded, are inconsistent. This indicates that absolute numbers cannot be assigned to a single test, although any observed trends would be valid. The averages of similar tests would more likely predict the overall responses more accurately. It is also apparent that non-systematic variations in the assay results could have arisen from subtle variations in mineralogy, sample preparation, the sample regrinding process, and possibly daily variations in temperature.

The cyanide leach extraction results quoted by MMI in Table 13-1 and the averaged results from the present test program are summarized below in Table 13-11 and will be discussed in the following section.

The average extraction results obtained from samples from Composite A and Composite B in the present study are generally lower than those from the historical test work, as detailed in Table 13-11. However, in the absence of details, these historical results cannot be used in the overall evaluation of this process. The MMI claim of a 77% silver extraction, based on the MMI (2003) test program, cannot be considered an acceptable result since only one test was done. The sample origin is purported to be four holes dug at approximately 25 m intervals with samples scraped into a bag, one for the lower bench and one for the upper bench of the oxide tailings dam. Clearly, a sample collected in this manner cannot be considered representative. Also, the other MMI (2003) claim for an extraction result of 89% silver and 88% gold cannot be validated. Therefore, these test results cannot be considered valid and will not be used in further discussions or evaluations.

Table 13-11: Summary of Cyanidation Test Results Used by the MMI Reports

Sample Identity and Test No.	Extraction (%)		Remarks
	Ag	Au	
Composite A/C1	66	82	As received; 1.0 g/L NaCN
Composite A/C7 & C13	80	85	Average; reground; 0.5 g/L NaCN
Composite B/C4	69	82	As received; 1.0 g/L NaCN
Composite B/C9 & C15	73	84	Average; reground; 0.5 g/L NaCN
MMI 2003	77	71	Results from the 2003 test program
MMI 2003	88	88	Origin of results unrecorded
MMI 2004/C8 & C10	85	86	Average; reground; 2.0 g/L NaCN

The MMI (2004) results, as claimed in the technical report and listed in Table 13-11 above, are also considered unusable. The reasons for this statement are that these results were obtained with a reground sample and leached at a high cyanide concentration of 2.0 g/L sodium cyanide, whereas the other tests were done using 1.0 g/L sodium cyanide. Both these conditions, the regrinding of the tailings material and a high cyanide concentration leach condition, will not be implemented in a recovery process, and these results are considered unrealistic.

The extraction results from the cyanidation tests obtained using as-received samples from Composite A and Composite B, namely 66% to 69% for silver and 82% for gold, were encouraging.

13.3.5.11 Column Leach Test

One column leach test was conducted on a 30.9 kg sample of an equal mix of material from Composite A and Composite B. The sample was mixed with water, Portland Cement, and lime and then agglomerated to a P_{80} size of 2,614 µm. After curing, the sample was put into a column with a diameter of 102 mm and a height of 3 m. The column test was run for 81 d after the solution flow rate and pH had stabilized. The silver extraction obtained was 73.0%, while the gold extraction was 78.9%. These results compare very well to the average extraction values calculated from the cyanidation tests of the individual composite samples leached in the as-received condition, namely 67.8% for silver and 81.8% for gold. The cyanide consumption values are also comparable. The results obtained from the column test and the calculated average extraction values obtained from the tests conducted on the as-received samples of Composite A and Composite B have been summarized in Table 13-12.

The kinetics of leaching had slowed down significantly by Day 81 when the test was terminated, although there was evidence that some leaching was still in progress.

Table 13-12: Summary of Results of Column Leach Tests

Sample Identity and Test No.	Extraction (%)		Reagent Usage (kg/t)			NaCN Concentration (g/L)	P_{80} (µm)	Remarks
	Ag	Au	NaCN	Lime	Cement			
Column Test, Composites A and B	73.0	78.9	2.32	13.73	21.8	0.5 and 2.0	2,614	pH 11;
Composites A and B Average, Tests C1 and C4	67.8	81.8	2.18	1.59	-	1.0	225	pH 10.5/11; bottle roll

A particle size assay analysis of the leach residue of the column test found that the highest unleached (undissolved) silver grade was in the coarsest size range of plus 210 µm, while the highest gold value was found in the minus 37 µm size range. This suggests both inadequate liberation of the silver grains and/or minerals, occlusion of gold possibly by clay minerals, or the presence of tarnished/coated mineral surfaces, or the presence of refractory minerals. The subsequent leaching of de-agglomerated column leach test residue resulted in a negligible extraction of silver and gold. This indicates that the column leach test had virtually reached its maximum potential extraction, confirming that the leaching rate had slowed down.

Only one column leach test was conducted. Also, the material tested was a mixture of samples from Composite A and Composite B, that is, a mixture of material from the lower and the middle benches of the oxide tailings dam. Flow problems were encountered during the test, which resulted in the column having to be unloaded and the material having to be re-agglomerated. The test was re-started after filling the column. Generally, the results from one test cannot be regarded as representative of the whole oxide tailings dam. However, despite these limitations and problems encountered, the encouraging results obtained and the close comparison with the bottle-roll tests implies that the results are relatively reliable. The extraction values obtained from the column test, namely 73.0% for silver and 78.9% for gold, will therefore be used in evaluating this treatment process. The reagent consumption values also appear to be very high, namely 13.73 kg/t for lime, 21.8 kg/t for cement, and 2.32 kg/t for cyanide. However, lime and cement consumption values obtained in laboratory tests generally approximate commercial operations, although in this case, they seem to be unrealistically high. The cyanide consumption of a commercial operation would typically only be 30% to 50% of that measured in a laboratory test.

13.3.5.12 Acid-base Accounting

The ABA results predict the overall acid-generating potential of selected samples. A net acid general potential was found for the sulphide tailings but not the oxide tailings. The processing of the sulphide tailings for silver and gold recovery could modify the ABA and increase the stability of the ultimate residues. Alternatively, the sulphide tailings would require the addition of lime during the process of relocating this material. This would ensure that the sulphide tailings would not cause acid-generating environmental problems.

13.3.5.13 Electrowinning

Electrowinning metal recovery tests were conducted using EMEW technology (from the Electrometals Electrowinning company), specifically designed for the electrodeposition of metals from dilute solution tenors. The tests were carried out using filtered cyanide leach pregnant solutions. Although the test results were favourable, it

appears unlikely at this stage that this technology could be applied in this situation, given the high solution volumes generated and the very low silver concentrations anticipated in the pregnant solution from the heap. However, further test work using the EMEW metal recovery system should be undertaken if the Project advances to the FS level because the potential for savings in capital and operating costs need to be investigated.

13.4 Test Result Review

13.4.1 Gravity Concentration

13.4.1.1 Review of Results

As indicated in Table 13-8, the upgrading for silver from the as-received oxide tailings was poor, with a maximum concentrate grade of 125 g/t silver at a mass recovery of 20%. The upgrading of gold is similarly poor. The re-grinding of the samples prior to gravity concentration led to an almost negligible improvement in upgrading silver to 126 g/t silver, while for gold, a maximum concentrate grade of 1.29 g/t gold was obtained. The sulphide tailings response to gravity concentration is equally poor, with even lower-grade gravity concentrates being obtained despite slightly improved recoveries observed for both silver and gold.

13.4.1.2 Conclusion

The poor results obtained, in that no high-grade metal concentrate could be produced, coupled with the fact that no extraction tests for silver and gold were conducted on the gravity concentrates produced, has resulted in the gravity concentration treatment option not being selected for further consideration.

13.4.2 Flotation

13.4.2.1 Review of Results

The flotation results have been summarized in Table 13-9. The results indicate that the overall recoveries for silver and gold are low, namely between 8% and 42% for silver and 12% to 48% for gold. The re-grinding of both the tailings samples (Composite A and Composite B) is seen to improve the recoveries, while the testing of various reagent regimes also resulted in improvements to the overall recoveries of silver and gold in some cases. However, the overall recoveries are generally considered low at less than 40% for silver and less than 48% for gold, coupled with producing a very low-grade concentrate. This poor flotation response is probably the result of surface alterations and/or inadequate liberation of the silver- and gold-bearing minerals. No extraction tests were conducted on any flotation concentrates produced, so the total extent of extraction is unknown. No tests were conducted on the sulphide tailings material (Composite C), and its response to flotation as a pre-concentration process is therefore not known.

13.4.2.2 Conclusion

Flotation will not be considered a treatment option for recovering silver and gold from the oxide tailings dam material. For the reasons specified above, namely a generally low recovery of silver and gold, the option of using flotation to recover silver and gold will not be considered a processing method in the treatment of the oxide tailings dam material.

13.4.3 Cyanide Leaching

13.4.3.1 Review of Results

Cyanidation leach tests were done on samples from Composite A and Composite B under different conditions of particle size and solution cyanide concentration. The results have been summarized in Table 13-10. The results generally indicated that cyanidation was still occurring after 72 h of the leaching time used for the laboratory tests, but at a much-reduced rate. The base metals copper and zinc also dissolved during the cyanide leach and contributed to the overall consumption of cyanide. Increasing the cyanide concentration in the leach solution generally improved the extraction of silver and gold but also increased the overall cyanide consumption. The extraction of silver and gold from Composite A increased with the fineness of grind size, while Composite B did not improve the extraction for finer grinds than P_{80} of 100 µm. The cyanide consumption figures are inconsistent in some cases, although trends are apparent. Although limited test work was done on material from Composite C, namely the sulphide tailings, a set of results has been included in Table 13-13 below for comparison purposes.

Table 13-13: Cyanide Leaching Parameters

Sample Identity	Head Grade (g/t)		Extraction (%)		Reagent Usage (kg/t)		NaCN Concentration (g/L)	P_{80} (µm)	Remarks
	Ag	Au	Ag	Au	NaCN	Lime			
Composite A	94.7	0.35	66.4	81.5	1.8	1.4	1.0	269	As-received sample
Composite B	95.9	0.28	69.1	82.0	2.6	1.8	1.0	180	
Average of A and B	95.3	0.32	67.8	81.8	2.2	1.6	1.0	225	
Composite A	94.7	0.35	79.3	85.7	1.6	1.8	1.0	103	Reground sample
Composite B	70.3	0.52	77.1	88.3	1.7	1.8	1.0	100	
Average of A & B	82.5	0.44	78.2	87.0	1.7	1.8	1.0	102	
Composite C	39.8	0.34	73.8	77.3	4.0	2.8	1.0	69	

13.4.3.2 Conclusions

As-received (unground) and reground tailings dam material will be expected to show the following extraction results under normal leaching conditions: approximately 68% for silver and 82% for gold. The reground material will give higher extractions at approximately 78% for silver and 87% for gold (see results in Table 13-12). Although the regrinding of tailings material is considered an expensive treatment method, cyanidation with and without regrinding as a treatment option is discussed in Section 17.3.

The 2022-2023 ongoing test program shows that with regrinding to 80% passing approximately 75 µm, silver and gold extractions for the early-stage oxide tailings composite sample improved to approximately 89% and 88%, compared to 82.7% for silver and 78.7% for gold without regrinding. For the recent oxide tailings composite sample, the silver and gold extractions were improved to approximately 83% or slightly higher with regrinding to 80% passing 75 µm, compared to 77.9% for silver and 76.6% for gold without regrinding.

13.4.4 Column Leach Test

13.4.4.1 Review of Results

One column leach test was conducted using a blend of equal proportions of as-received (unground) Composite A and Composite B oxide tailings material. Despite interruptions in the leaching cycle due to the de-agglomeration of material in the column and the resultant percolation of fines, the overall extraction of silver was 73% and 79% for gold (see Table 13-12 for the results). Although the test was terminated after a total leaching time of 81 d, indications were that the leaching process was nearing completion but had not been finalized at that stage. The above extraction results compare very well with the average extraction results obtained from the bottle roll leach tests, namely 68% extraction for silver and 82% for gold. The cyanide consumption of 2.3 kg/t for the column test was also comparable with that obtained for the bottle roll leach tests, namely 2.2 kg/t. The lime consumption for the column test was significantly higher, probably due to the two repeated agglomeration exercises.

13.4.4.2 Conclusions

Although only one column leach test was performed, the extraction results are in keeping with those obtained from the bottle roll tests. The results in Table 13-12 will be used for developing the process design criteria.

13.4.5 Precious Metal Recovery

13.4.5.1 Review of Results

Only one technology was tested for recovering precious metals from cyanide leach solutions. The pregnant solution from leach tests performed on oxide tailings material was used to conduct electrowinning tests. Three tests were conducted using the EMEW technology. These tests indicated that silver could be electrowon from solutions with a starting concentration of about 58 mg/L silver to a depleted electrolyte with about 3 mg/L silver. The deposition was also shown to be very selective regarding the co-deposition of base metals. However, the pregnant solution from a leaching heap is expected to be significantly less than 58 mg/L silver, possibly as low as 16 mg/L silver. It is unclear whether the EMEW technology could operate efficiently under such low silver tenors.

The alternative process options for recovering precious metals would likely be activated carbon or the zinc precipitation method. No tests were conducted on these two process options. The use of an activated carbon circuit to recover silver is not recommended because of the added operational complexity. Also, the relatively high grade of the silver in the solution will result in the treatment of relatively large amounts of carbon, which will add to the cost of the Project.

13.4.5.2 Conclusions

MMI reported no other historical test work results, nor are any alternative technology results known to have taken place that tested the recovery of silver from the Avino mine site tailings material. The Merrill-Crowe process will be the preferred technology to recover silver and gold from the pregnant leach solution.

13.5 Sulphide Tailings

Limited test work has been completed on material from the sulphide tailings before 2012. The two sets of results on the reground sulphide samples indicate that 73% and 87% of the silver and 77% and 85% of the gold can be extracted using 1 g/L and 2 g/L cyanide solutions, respectively. However, the cyanide consumptions were higher than the results from the oxide tailings. No further testing has been conducted on the sulphide tailings samples after 2012.

The 2022-2023 ongoing test work also tested a sulphide composite sample. The bottle roll test results show that the silver and gold extraction improved from 69.1% to 76.1% for silver and from 77.0% to 82.8% for gold with regrinding the tailings sample to 80% passing approximately 75 µm, compared to without regrinding treatment.

14.0 MINERAL RESOURCE ESTIMATES

14.1 Resource Summary

The following table provides a synopsis of the Mineral Resources reported in this section. Table 14-1 summarizes the Mineral Resources on the Property.

Table 14-1: Avino Property – Mineral Resources (Effective Date: Nov 30, 2022)

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
ET Avino	MEA	3.883	171	69	0.53	0.57	21.39	8.58	67.00	48.91
	IND	23.916	146	58	0.53	0.44	112.41	44.59	409.00	234.08
	M&I	27.800	150	60	0.53	0.46	133.80	53.17	476.00	283.00
	INF	17.591	106	37	0.34	0.40	59.76	20.72	191.00	154.18
San Gonzalo	MEA	0.331	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.302	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.633	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.246	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	M&I	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	INF	0.354	159	82	0.62	0.30	1.81	0.93	7.00	2.30
La Potosina	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	M&I	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	INF	0.844	176	149	0.29	0.05	4.79	4.05	7.90	1.01
Tailings Deposit	MEA	3.809	102	63	0.48	0.12	12.50	7.72	59.00	10.00
	IND	1.877	81	41	0.49	0.12	4.91	2.49	30.00	5.00
	M&I	5.686	95	56	0.48	0.12	17.41	10.21	88.00	15.00
	INF	0.278	101	65	0.44	0.11	0.90	0.58	4.00	1.00

table continues…

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
TOTALS	MEA	8.023	145	73	0.54	0.33	37.42	18.89	138.42	58.91
	IND	26.638	144	60	0.54	0.41	123.34	51.06	459.23	242.48
	M&I	34.662	144	63	0.54	0.39	160.76	69.96	596.65	301.40
	INF	19.313	112	46	0.34	0.37	69.61	28.42	212.64	158.49

Notes:

1. Figures may not add to totals shown due to rounding.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.
4. Based on recent mining costs (Section 21), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
5. AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
6. Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,800/oz, silver price of US$21.00/oz, and copper price of US$3.50/lb.
7. Metal recovery is based on operational results and column testing, shown in Table 14-3.
8. The silver equivalent was back-calculated using the following formulas:
   a) ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 71.43 * Au (g/t) + 113.04 * Cu (%)
   b) San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)
   c) Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)

The cut-off grades are summarized in Table 14-2 and are based on current operational and economic conditions at the Avino Mine.

Table 14-2: Avino Silver Equivalent Cut-off Grades

Deposit	Cut-off AgEQ (g/t)
Avino Vein (ET)	60
San Gonzalo Vein (SG)	120
Guadalupe	100
La Potosina	100
Tailings Deposit	50

Table 14-3: Metallurgical Recovery for Deposits based on Operational Performance and Column Tests

Metal	ET, Guadalupe, La Potosina	San Gonzalo	Oxide Tailings
Ag	90	83	82
Au	75	73	78
Cu	89	-	-

14.2 Data

Avino supplied Drillhole data to the QP in the form of database export text files and Leapfrog Geo projects for the Avino, San Gonzalo, Tailings, Guadalupe and La Potosina deposits.

Wireframe meshes (.dxf files) of the topography, underground development and previous 3D models of the San Gonzalo and Avino Veins and cross-section and plan view images were supplied by Avino.

Data includes both underground channel sampling and diamond drill data.

14.3 Avino Vein

14.3.1 Geological Interpretation

The Avino Vein and the surrounding system are interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones. The Avino system is relatively thick (up to 60 m thick in places) and exhibits lower silver but higher copper grades than the San Gonzalo Vein system.

The Avino Veins system at ET Mine is a broad zone (up to 60 m thick) of anastomosing veins, breccias, and stockworks, with more persistent downdip continuity. The average dip of the veins is 60° to 65° (see Figure 14-1 and Figure 14-2). The mineralized system has been exposed to a down-plunge extent of 770 m (to 1,620 m amsl) and is still open to depth. Figure 14-2). The Avino system can be summarized as two persistent vein structures with a breccia containing mineralized veinlets between the veins and similar breccias in the hanging wall.

Horizontal and vertical sections highlighting interpretation are shown in Figure 14-1 and Figure 14-2. The QP believes that it is reasonable to extend the geometric interpretation of the Avino Vein system to accommodate the mineralization physically sampled in the underground development (see Figure 14-2).

In 2022, the Avino Vein system was remodelled by Avino using Leapfrog Geo to account for the broader extents of the breccias, stockworks, deeper vein extension, and listric geometry.


True North
Avino Breccia (BX)

Figure 14-1: Horizontal Section Elevation 1,910 m amsl, 2022 Interpretation, Avino Breccia Shown in Red (Red Pennant 2020)

Note high-grade underground sampling extending into the hanging wall of the vein as a stockwork, and veins are exposed by underground development. Two veins modelled with lower grade stockwork exposed by underground development.


Avino Breccia (BX)
Hangingwall Breccia (BX_Hw)

Figure 14-2: Vertical Section (reference +2712600.00, Y+570400.00, Azimuth 070) Showing 2017 Avino Vein System (BX) and Hanging-wall Breccia (BX_Hw) Models (Red Pennant 2023)

Mineralized zones were modeled by Avino in Leapfrog Geo™ software, utilizing the drillhole data, topography, and underground development information. The model was verified by the QP using Leapfrog Geo™ software. The QP believes the domain models are adequate for Mineral Resource estimation. The Avino mineralized vein (Figure 14-3) was modelled as a broad breccia zone. The breccia zone is aligned east-northeast–west-southwest and dips steeply (40° to 80°) south. The Hanging-wall Breccia (coded BX_Hw) is aligned east-west with increasing separation from the main Avino Vein towards the east.



Figure 14-3: Oblique View, Looking Northwest, of the Avino Vein System Model (Breccia – red, HW Breccia - purple)

The QP believes that the 3D geological model of the ET breccia and vein deposit is adequate to support the Mineral Resource estimates.

14.4 San Gonzalo Vein

14.4.1 Geological Interpretation

The San Gonzalo Vein is interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins and silicified zones. The individual veins in the San Gonzalo system are relatively narrow (mostly less than 3 m thick in places) and exhibit higher silver but lower copper grades than the Avino Vein system.

14.4.2 Wireframing

The San Gonzalo Vein system is narrow with high silver grades and is vertically restricted to a vertical interval less extending from the surface down to 350 m below the surface. The system was modelled using Leapfrog Geo™ software as six sub-parallel but cross-cutting veins consisting of a main vein (SG1) and five subsidiary units (SG2 through SG6). Lithology information and grade information were used to interpret the extent of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Figure 14-4 displays the modeling results graphically.



Figure 14-4: Oblique View, Looking North, of the San Gonzalo Vein System Model (Red Pennant 2020)

To assess the level to which the interpreted San Gonzalo Veins have honoured the selection, contact profiles were generated to examine how well the wireframe meshes segregate the metal based on the assayed samples. The San Gonzalo Veins are more compact than the Avino Veins, and the metal grades at San Gonzalo are confined to the vein material. The contact profiles were generated by determining the average grades for several metals within successive 5 m wide slices inside and outside the San Gonzalo Vein system models for a range of distances from -1.5 m (inside the system) to +1.7 m (outside) from the contact. The profiles are shown in Figure 14-5. There is a rapid decrease with increasing distance from the vein contacts in silver, gold, and copper profiles.


Inside
Outside
Distance from domain
Inside
Outside
Distance from domain

Figure 14-5: Silver and Gold Grade Profiles Across the Main San Gonzalo Vein Contacts (Red Pennant 2020)

For example, the silver grade is generally in excess of 200 g/t within the vein but decreases to an average of less than 50 g/t at a distance of 1 m from the vein contact.

The contacts were less conspicuous for gold, but average grade data still showed that the populations were statistically distinct. All contacts between mineralized and wall rock populations were treated as hard boundaries in estimation.

The San Gonzalo Vein system model is more robust when compared to the data and displays more abrupt metal profiles than the equivalent for the Avino Vein. This may reflect real differences in the mineralization styles (thickness and metal grade differences also support a different process) but may also, to some degree, be a result of the sparse legacy lithology data in the upper part of the Avino mine site.

The QP believes that the 3D geological model of the San Gonzalo vein deposit is adequate to support the Mineral Resource estimates.

14.5 Guadalupe Vein

14.5.1 Geological Interpretation

The Guadalupe Vein System was modelled in 2022 by Avino using Leapfrog Geo software as a series of intersecting veins (Figure 14-6). The RG vein has an average thickness of 3.1 m, and the VG Vein has an average thickness of 1.0 m.


True North
80
VG Vein
60
RG Vein

Figure 14-6: Plan View of Guadalupe Veins (Red Pennant 2020)

The QP believes that the 3D geological model of the Guadalupe vein deposit is adequate to support the Mineral Resource estimates.

14.6 La Potosina Vein

14.6.1 Geological Interpretation

The La Potosina Vein System was modelled in 2022 by Avino using Leapfrog Geo software as a series of intersecting veins (Figure 14-7).


True North
50-60
North (Y)
Elev (Z)
East (X)
+2718200 N
+2718000 N
+2717800 N
Looking down
0 50 100 150 200
+570400 E
+570600 E
+570800 E
+571000 E
+571200 E
+571400 E
+571600 E

Figure 14-7: Plan View of La Potosina Veins (Red Pennant 2020)

The QP believes that the 3D geological model of the La Potosina vein deposit is adequate to support the Mineral Resource estimates.

14.7 Tailings

14.7.1 Geological Interpretation

In the Avino tailings deposit, a prominent bench separates the lower portion of the deposit (referred to as the "oxide lower bench" in various documents) from the upper portion of the oxide tailings (the "middle bench"). Overlying the oxide tailings are a volume of sulphide tailings material (the "upper bench" or "sulphide tailings"). The sulphide tailings material lacks representative sampling data.

Figure 14-8 is a perspective view looking north, showing the five units composing the tailings and the positions of drillholes.


GM
Oxidos_Recientes
Roca_De_Relleno
Oxidos_Antiguos
Sulf_2
Sulf_1
Avino Mine Office
and Process Plant

Figure 14-8: Perspective View of Tailings Deposit looking Northwest (Red Pennant 2020)

14.7.2 Wireframing

The tailings deposit was modelled using topography information supplied by Avino and drill logs and bedrock contact information.

The grade pattern of the upper, lower and middle benches has been defined by the addition of the recent drilling information. Previously, the middle and lower oxide benches were considered separately from an estimation perspective based on the colour difference, with the middle bench appearing to be more reddish than the lower material. More detailed data from sonic drilling has allowed for a more detailed consisting of six units. The sampling data (see Figure 14-9) shows a pattern of silver depletion at the top of the middle bench with enrichment immediately below.



Figure 14-9: Section View, Looking Northwest, Showing the Geometry of the Five Units (vertical exaggeration x3) (Red Pennant 2020)

Spatial analysis indicates gradational changes between the middle and lower oxide benches, except for silver, which appears to have been leached downwards from the top of the middle bench. While the colour difference between the two units may be significant for iron-bearing species, there is not a great statistical difference between the silver and gold grades in the middle and lower benches, and the leaching effect (see Figure 14-8) appears to affect the upper portion of the middle bench. Consequently, it was decided to estimate the middle and lower bench as a single domain. The use of a variogram and search ellipse, flattened in the horizontal direction, also reduces the risk of smearing grade vertically. In future, it may be preferable to evaluate the leached cap of the tailings separately from the remainder. The risk of not doing so at this time is ameliorated by the horizontal variogram continuity, which reduces the risk of mixing.

The QP believes that the 3D geological model of the tailings deposit is adequate to support the Mineral Resource estimates.

14.8 Exploratory Data Analysis

14.8.1 Raw Data Assay and Statistics

14.8.1.1 Avino Elena Tolosa

Table 14-4 shows the length-weighted metal statistics for the sample data for the Avino (ET) Mine. Assayed metals include silver, gold, and copper. Metals considered in the Avino ET resource estimate include silver, gold, and copper.

Table 14-4: Length-weighted Metal Statistics for the Sample Data for the Avino (ET) Mine

Description	Name	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Drill Data	Ag_ppm	14,549	13,282.0	29.68	115.76	3.90	0.0050	7.00	5373
	Au_ppm	14,549	13,282.0	0.23	1.13	4.83	0.0003	0.04	94
	Cu_ppm	14,548	13,281.6	1595.24	4241.29	2.66	0.5000	345.00	219,000
	Pb_ppm	14,549	13,282.0	848.60	3732.04	4.40	1.0000	118.00	282,000
	Zn_ppm	14,549	13,282.0	1445.15	5111.55	3.54	0.5000	565.00	309,700
Channel Data	Ag_ppm	51,349	52,345.1	88.84	265.50	2.99	0.0003	39.00	14768
	Au_ppm	51,349	52,345.1	0.62	2.30	3.69	0.0003	0.22	277
	Cu_ppm	51,349	52,345.1	4783.70	7113.78	1.49	0.0100	3,000.00	660,000
	Pb_ppm	40,671	39,177.9	1523.08	7282.17	4.78	1.0000	400.00	627,900
	Zn_ppm	40,652	39,156.9	2120.06	8237.02	3.89	1.0000	800.00	270,000

14.8.1.2 San Gonzalo

The length-weighted metal statistics for the sample data for the San Gonzalo mineralization are summarized in Table 14-5. Metals considered in the San Gonzalo Vein resource estimate include silver and gold.

Table 14-5: Metal Grade Statistics for 2 m Composites for the San Gonzalo Vein Systems

Metal	Domain	Number of Composites	Mean	CV	Variance	Minimum	Maximum	Capping Value	Number Capped
Ag (g/t)	SG1	6,669	283.66	2.08	349,328.43	0	14,768.40	5,000	25
Ag (g/t)	SG2	117	72.32	1.11	6,500.57	0.9	890.24	0	-
Ag (g/t)	SG3	38	95.94	1.39	17,852.42	1.69	604.45	0	-
Ag (g/t)	SG4	168	200.05	2.81	315,058.50	3.72	5,265.20	3,000	2
Ag (g/t)	SG5	40	111.98	1.71	36,807.33	1.5	708.1	600	2
Ag (g/t)	SG6	54	40.25	1.99	6,418.32	0.7	331.2	0	-
Au (g/t)	SG1	6,669	1.48	2.8	17.22	0	204.17	0	-
Au (g/t)	SG2	117	0.56	1.04	0.35	0.01	3.79	0	-
Au (g/t)	SG3	38	0.58	1.07	0.38	0.02	3.05	0	-
Au (g/t)	SG4	168	0.69	2.24	2.41	0.01	13.96	10	2
Au (g/t)	SG5	40	0.74	2.26	2.78	0.01	9.84	4	2
Au (g/t)	SG6	54	0.3	2.08	0.39	0	2.77	0	-

14.8.1.3 Guadalupe

The length-weighted metal statistics for the sample data for the Guadalupe deposit are summarized in Table 14-6.

Table 14-6: Length-weighted Metal Statistics for the Sample Data for the Guadalupe Deposit

Metal Grade	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag_ppm	1,390	1,105.765	16.02	60.03	3.75	0.050	4.00	1724.60
Au_ppm	1,390	1,105.765	0.14	0.80	5.57	0.003	0.03	43.05
Cu_ppm	1,390	1,105.765	586.60	1,931.15	3.29	0.500	55.00	28,400.00
Pb_ppm	1,390	1,105.765	881.39	5,169.56	5.87	2.000	161.00	147,100.00
Zn_ppm	1,390	1,105.765	1,730.27	6,342.74	3.67	10.000	674.00	178,600.00

14.8.1.4 La Potosina

The length-weighted metal statistics for the sample data for the La Potosina deposit are summarized in Table 14-7.

Table 14-7: Length-weighted Metal Statistics for the Sample Data for the La Potosina Deposit

Metal Grade	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag_ppm	990	732.51	52.25	184.66	3.53	0.400	6.00	3,305.18
Au_ppm	990	732.51	0.12	0.25	2.10	0.003	0.04	2.57
Cu_ppm	990	732.51	170.57	663.22	3.89	0.500	17.00	17,500.00

table continues…

Metal Grade	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Pb_ppm	990	732.51	964.37	3513.44	3.64	1.000	112.00	75,900.00
Zn_ppm	988	731.56	2298.44	8603.66	3.74	2.500	225.00	254,000.00

14.8.1.5 Oxide Tailings

The oxide tailings drillhole dataset included 91 drillholes with a total metreage of 1,396 m that was completed in the tailings from 1990 to 2016. The data are presented in Table 14-8.

Table 14-8: Oxide Tailings Samples Summary

Name	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag (ppm)	3,021	4,483.45	50.19	34.94	0.70	0.150	37.40	233.00
Au (ppm)	3,022	4,484.95	0.41	0.19	0.46	0.006	0.40	1.73
Co (ppm)	3,239	4,828.33	4.80	3.74	0.78	0.005	5.00	120.00
Cu (ppm)	3,022	4,484.95	1,064.19	658.99	0.62	0.080	980.00	6,980.00
Pb (ppm)	3,018	4,478.95	4,273.70	4,165.13	0.97	0.570	2,150.00	24,900.00
Zn (ppm)	3,022	4,484.95	1,170.19	970.35	0.83	0.090	982.00	32,500.00

The tailings data have been subdivided by domain unit, and the metal grade statistics are summarized in Table 14-9.

Table 14-9: Metal Grade Statistics in Tailings Deposit by Domain

Metal	Name	Count	Length	Mean	Standard deviation	Variance	Minimum	Maximum
Ag_ppm		3,176	4,483.45	50.19	0.70	1,221.02	0.150	233.00
	Sulf_2	954	1,327.5	19.90	0.43	74.62	3.800	75.00
	Oxidos_Recientes	1,005	1,454.75	36.39	0.33	145.72	0.150	127.83
	Roca_De_Relleno	37	41.5	53.40	0.61	1,045.96	16.000	152.75
	Sulf_1	107	141.35	69.53	0.17	142.19	47.000	130.00
	Oxidos_Antiguos	991	1,419.4	91.98	0.29	716.02	1.000	233.00
	Macizo_Rocoso	9	7.45	43.09	0.83	1,266.94	4.000	112.00

table continues…

Metal	Name	Count	Length	Mean	Standard deviation	Variance	Minimum	Maximum
Au_ppm		3,177	4,484.95	0.41	0.46	0.04	0.006	1.73
	Sulf_2	954	1,327.5	0.24	0.48	0.01	0.084	0.90
	Oxidos_Recientes	1,005	1,454.75	0.51	0.35	0.03	0.006	1.73
	Roca_De_Relleno	37	41.5	0.12	0.86	0.01	0.029	0.40
	Sulf_1	107	141.35	0.45	0.16	0.01	0.273	0.66
	Oxidos_Antiguos	992	1420.9	0.47	0.30	0.02	0.010	1.08
	Macizo_Rocoso	9	7.45	0.17	0.57	0.01	0.030	0.31
Cu_ppm		3,177	4,484.95	1,064.19	0.62	434,271.09	0.080	6,980.00
	Sulf_2	954	1,327.5	567.34	0.64	130,474.25	0.500	3,260.00
	Oxidos_Recientes	1,005	1,454.75	1,245.56	0.62	588,218.91	5.000	6,160.00
	Roca_De_Relleno	37	41.5	1,014.48	0.46	216,239.28	259.000	2,060.00
	Sulf_1	107	141.35	1,057.74	0.23	57,144.55	598.000	1,690.00
	Oxidos_Antiguos	992	1420.9	1,361.58	0.35	223,029.27	0.080	3,590.00
	Macizo_Rocoso	9	7.45	902.72	0.75	456,280.66	178.000	2,890.00
Pb_ppm		3,173	4,478.95	4,273.70	0.97	17,348,205.17	0.570	24,900.00
	Sulf_2	954	1,327.5	1,049.40	0.56	343,842.82	9.000	5,510.00
	Oxidos_Recientes	1,005	1,454.75	2,153.80	0.44	898,457.53	10.000	9,496.00
	Roca_De_Relleno	37	41.5	2,969.64	0.35	1,083,494.73	1530.000	5,790.00
	Sulf_1	107	141.35	6,741.50	0.25	2,770,466.54	2580.000	11,100.00
	Oxidos_Antiguos	988	1414.9	9,488.00	0.34	10,283,948.86	0.570	24,900.00
	Macizo_Rocoso	9	7.45	3,845.13	1.22	21,891,772.03	135.000	17,800.00
Zn_ppm		3,177	4,484.95	1,170.19	0.83	941,573.16	0.090	32,500.00
	Sulf_2	954	1,327.5	1,030.25	1.08	1,228,825.83	2.500	22,500.00
	Oxidos_Recientes	1,005	1,454.75	980.30	0.48	224,959.57	34.000	3,931.00
	Roca_De_Relleno	37	41.5	2,082.80	0.28	348,703.18	924.000	3,300.00
	Sulf_1	107	141.35	932.31	0.31	81,052.91	460.000	1,810.00
	Oxidos_Antiguos	992	1,420.9	1,463.54	0.40	347,036.76	0.090	5,120.00
	Macizo_Rocoso	9	7.45	735.97	0.91	444,724.14	161.000	2,670.00

14.8.2 Outlier Management and Capping Strategy

It is common practice in the mineral industry to restrict the influence of high assays through "top-cutting" or "capping". Capping was implemented for each element and each domain after compositing. Capping limits were chosen based on a review of sample histograms (including a review of histograms of logs and cumulative probabilities) using Seequent's Leapfrog Edge software and an examination of the coefficient of variation statistic for each domain. The coefficient of variation, also known as relative standard deviation, is a standardized measure of the dispersion of a probability distribution and provides an indication of the presence of significant outliers. The

coefficient of variation statistics greater than two and the visual detection of irregular behaviour in the upper portion of the log histogram of the data were used as an indicator that capping should be applied. Capping for all deposits is summarized in Table 14-10.

Table 14-10: Capping Values Tabulated by Deposit, Element and Domain

Deposit	Element	Domain	Capping Value
ET	Ag (ppm)	Ag in BX_Av1_N	650.0
ET	Ag (ppm)	Ag in BX_Av1_S	500.0
ET	Ag (ppm)	Ag in BX_Hw	150.0
ET	Au (ppm)	Au in BX_Av1_N	8.0
ET	Au (ppm)	Au in BX_Av1_S	8.0
ET	Au (ppm)	Au in BX_Hw	2.5
ET	Bi (ppm)	Bi in BX_Av1_N	1,600.0
ET	Bi (ppm)	Bi in BX_Av1_S	1,600.0
ET	Bi (ppm)	Bi in BX_Hw	600.0
ET	Cu (ppm)	Cu in BX_Av1_N	6.0
ET	Cu (ppm)	Cu in BX_Av1_S	5.0
ET	Cu (ppm)	Cu in BX_Hw	1.0
ET	Pb (ppm)	Pb in BX_Av1_N	2.5
ET	Pb (ppm)	Pb in BX_Av1_S	1.5
ET	Pb (ppm)	Pb in BX_Hw	0.3
ET	Zn (ppm)	Zn in BX_Av1_N	1.3
ET	Zn (ppm)	Zn in BX_Av1_S	1.0
ET	Zn (ppm)	Zn in BX_Hw	0.3
Tailings	Ag (ppm)	GM: Oxidos_Antiguos	150.0
Tailings	Ag (ppm)	GM: Oxidos_Recientes	150.0
Tailings	Ag (ppm)	GM: Roca_De_Relleno	150.0
Tailings	Ag (ppm)	GM: Sulf_1	150.0
Tailings	Ag (ppm)	GM: Sulf_2	60.0
Tailings	Au (ppm)	GM: Oxidos_Antiguos	0.9
Tailings	Au (ppm)	GM: Oxidos_Recientes	1.0
Tailings	Au (ppm)	GM: Roca_De_Relleno	0.6
Tailings	Au (ppm)	GM: Sulf_1	0.8
Tailings	Au (ppm)	GM: Sulf_2	0.8
Tailings	Cu (ppm)	GM: Oxidos_Antiguos	2,900.0
Tailings	Cu (ppm)	GM: Oxidos_Recientes	3,500.0

table continues…

Deposit	Element	Domain	Capping Value
Tailings	Cu (ppm)	GM: Roca_De_Relleno	2,000.0
Tailings	Cu (ppm)	GM: Sulf_1	1,950.0
Tailings	Cu (ppm)	GM: Sulf_2	1,800.0
Tailings	Pb (ppm)	GM: Oxidos_Antiguos	16,000.0
Tailings	Pb (ppm)	GM: Oxidos_Recientes	6,200.0
Tailings	Pb (ppm)	GM: Roca_De_Relleno	0.5
Tailings	Pb (ppm)	GM: Sulf_1	0.8
Tailings	Pb (ppm)	GM: Sulf_2	3,000.0
Tailings	Zn (ppm)	GM: Oxidos_Antiguos	3,000.0
Tailings	Zn (ppm)	GM: Oxidos_Recientes	3,200.0
Tailings	Zn (ppm)	GM: Roca_De_Relleno	2,700.0
Tailings	Zn (ppm)	GM: Sulf_1	1,850.0
Tailings	Zn (ppm)	GM: Sulf_2	3,500.0
San Gonzalo	Ag (ppm)	AG_GT_SG1	5,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG2	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG3	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG4	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG5	600.0
San Gonzalo	Ag (ppm)	AG_GT_SG6	331.2
San Gonzalo	Au (ppm)	Au_GT_SG1	50.0
San Gonzalo	Au (ppm)	Au_GT_SG2	10.0
San Gonzalo	Au (ppm)	Au_GT_SG3	10.0
San Gonzalo	Au (ppm)	Au_GT_SG4	10.0
San Gonzalo	Au (ppm)	Au_GT_SG5	4.0
San Gonzalo	Au (ppm)	Au_GT_SG6	2.8
Guadalupe	Ag (ppm)	Ag in GM Guadalupe: RG	250.0
Guadalupe	Ag (ppm)	Ag in GM Guadalupe: VG	250.0
Guadalupe	Au (ppm)	Au in GM Guadalupe: RG	2.0
Guadalupe	Au (ppm)	Au in GM Guadalupe: VG	5.0
Guadalupe	Cu (ppm)	Cu in GM Guadalupe: RG	10,000.0
Guadalupe	Cu (ppm)	Cu in GM Guadalupe: VG	16,000.0
Guadalupe	Pb (ppm)	Pb in GM Guadalupe: RG	35,000.0
Guadalupe	Pb (ppm)	Pb in GM Guadalupe: VG	10,000.0
Guadalupe	Zn (ppm)	Zn in GM Guadalupe: RG	10,000.0

table continues…

Deposit	Element	Domain	Capping Value
Guadalupe	Zn (ppm)	Zn in GM Guadalupe: VG	10,000.0
La Potosina	Ag (ppm)	Ag_V1	800.0
La Potosina	Ag (ppm)	Ag_V2	800.0
La Potosina	Ag (ppm)	Ag_V3	800.0
La Potosina	Ag (ppm)	Ag_V5	350.0
La Potosina	Au (ppm)	Au_V1	1.3
La Potosina	Au (ppm)	Au_V2	1.0
La Potosina	Au (ppm)	Au_V3	1.0
La Potosina	Au (ppm)	Au_V5	1.0
La Potosina	Cu (ppm)	Cu_V1	3,000.0
La Potosina	Cu (ppm)	Cu_V2	250.0
La Potosina	Cu (ppm)	Cu_V3	250.0
La Potosina	Cu (ppm)	Cu_V5	1,600.0
La Potosina	Pb (ppm)	Pb_V1	15,000.0
La Potosina	Pb (ppm)	Pb_V2	4,000.0
La Potosina	Pb (ppm)	Pb_V3	4,000.0
La Potosina	Pb (ppm)	Pb_V5	20,000.0
La Potosina	Zn (ppm)	Zn_V1	31,600.0
La Potosina	Zn (ppm)	Zn_V2	6,000.0
La Potosina	Zn (ppm)	Zn_V3	6,000.0
La Potosina	Zn (ppm)	Zn_V5	40,000.0

The QP is satisfied that the capping is appropriate to ameliorate the impact of extreme grade values in the deposits and is appropriate for Mineral Resource estimation.

14.8.3 Drillhole Compositing

Compositing is carried out to ensure a common 'change of support' length to avoid bias due to variable sampling lengths. Some variation in sampling lengths is inevitable as samplers endeavour to sample homogeneous geological units. If samples are not composited, small-length samples with a high grade (and the converse) might bias the estimation process.

Composite lengths for each deposit are summarized in Table 14-11. The QP is satisfied that the compositing is appropriate to manage potential length-weighting bias and is appropriate for Mineral Resource estimation.

Table 14-11: Composite Lengths

Deposit	Composite Length (m)
Avino (ET)	3
Tailings	1.6
San Gonzalo	1
Guadalupe	0.75
La Potosina	1

14.9 Bulk Density

14.9.1 Density Data

Density data was supplied by Avino in the form of a set of measurements made on a wax-coated core at the site using the Archimedes immersion method. Summary statistics for these measurements are provided in Table 14-12.

Table 14-12: Avino Vein System Density Data Summary

Zone	Rock Code	Count	Length	Mean
Avino (ET)	AND	93	9.5	2.60
Avino (ET)	BX	87	9.0	2.68
Avino (ET)	INT	50	5.2	2.60
Avino (ET)	ROC	61	6.1	2.60
Avino (ET)	STKWK	27	2.8	2.68
Avino (ET)	VN	35	3.3	2.74
Guadalupe	AND	31	3.1	2.59
Guadalupe	BX	4	0.4	2.90
Guadalupe	INT	1	0.1	2.58
Guadalupe	VN	13	1.3	2.83
La Potosina	AND	10	0.6	2.62
La Potosina	ROC	52	5.2	2.62
La Potosina	VN	33	3.1	2.69
San Gonzalo	AND	91	9.0	2.60
San Gonzalo	INT	30	3.0	2.56
San Gonzalo	STKWK	1	0.1	2.57
San Gonzalo	VN	18	1.8	2.48
Total		**637**	**63.7**	**2.63**

The QP estimated bulk density from the density measurements at all the deposits. Simple kriging using the global density means for each of the domains was employed.

Before 2015, Avino conducted bulk density measurements on 432 samples from 20 drillholes in the oxide tailings. Based on these data, Slim (2005d) determined a global average specific gravity value of 1.605 for the oxide tailings. No new specific gravity data that can be considered representative of the tailings pile has been collected, so the QP used the specific gravity value of 1.605 for the current oxide tailings estimate, except for the waste rock layer in the tailings, which was assigned a bulk density of 2.5 t/m^3.

The QP believes that the quality and quality of bulk density data is sufficient to support Mineral Resource estimation.

14.10 Variography and Spatial Analysis

Variography was conducted utilizing Snowden Supervisor™ software for the San Gonzalo and oxide tailings deposits. Leapfrog EDGE software was used to model the Avino Vein domain variograms using normal scores transform to reduce the effect of extreme values. The experimental variograms were modelled parallel to the orientations of the veins in the case of the Avino and San Gonzalo Veins and horizontal for the tailings deposit.

Experimental variograms were modelled for the Avino Vein system and the tailings for all domains and the relevant potentially useful metals, silver, gold, and copper. Experimental variograms were modelled for the San Gonzalo Vein system for all domains and the relevant, potentially useful metals, silver and gold. The variogram models for San Gonzalo have been revised since 2016 to incorporate the observed sub-horizontal trends in grade that appear to reflect the telescoping of the mineralization into a vertical window some two to three hundred metres in vertical extent.

Figure 14-10, through Figure 14-16, show representative variograms. Variograms were modelled in normal scores transform, then back transformed and used for estimation on the untransformed grade data in Leapfrog Edge™. NN and inverse distance (ID) estimates used the same search ellipses applied for the corresponding OK estimators.


2D Back Transformed Variogram
Dip = 68.00, Dip Azimuth = 157.00
Pitch
Variogram
31 → 233 Major Axis Back Transformed Variogram
50 → 096 Semi-major Axis Back Transformed Variogram
22 → 337 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance

Figure 14-10: Avino Vein: Main Zone Experimental and Modelled Silver Variograms (Red Pennant 2023)


2D Back Transformed Variogram
Dip = 68.00, Dip Azimuth = 157.00
Pitch
Variogram
22 → 238 Major Axis Back Transformed Variogram
58 → 107 Semi-major Axis Back Transformed Variogram
22 → 337 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance

Figure 14-11: Avino Vein: Main Zone Experimental and Modelled Gold Variograms (Red Pennant 2023)


2D Back Transformed Variogram
Dip = 68.00, Dip Azimuth = 157.00
Pitch
Variogram
40 → 227 Major Axis Back Transformed Variogram
42 → 088 Semi-major Axis Back Transformed Variogram
22 → 337 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance

Figure 14-12: Avino Vein: Main Zone Experimental and Modelled Copper Variograms (Red Pennant 2023)


2D Variogram for AG_GT Values
Dip = 76.00 Dip Azimuth = 32.00
Pitch
Major Axis Variogram for AG_GT Values
Total sill = 474200.0
(semi-)variogram (453489)
Semi-major Axis Variogram for AG_GT Values
Total sill = 474200.0 (1.046)
(semi-)variogram (453489)
Minor Axis Variogram for AG_GT Values
Total sill = 474200.0 (1.046)
(semi-)variogram (453489)

Figure 14-13: San Gonzalo Vein: SG1 Experimental and Modelled Silver Variograms (Red Pennant 2020)


2D Variogram for AU_GT Values
Dip = 76.00 Dip Azimuth = 31.68
Pitch
Major Axis Variogram for AU_GT Values
Total sill = 22.44
Distance
Semi-major Axis Variogram for AU_GT Values
Minor Axis Variogram for AU_GT Values
(semi-)variogram

Figure 14-14: San Gonzalo Vein: SG1 Experimental and Modelled Gold Variograms (Red Pennant 2020)


2D Back Transformed Variogram
Dip = 0.00, Dip Azimuth = 0.00
Pitch
Variogram
00 → 226 Major Axis Back Transformed Variogram
00 → 136 Semi-major Axis Back Transformed Variogram
90 → / Minor Axis Back Transformed Variogram
Total Sill: 607.7
σ² = 834.304
(Semi-)Variogram
Distance

Figure 14-15: Older Oxide Tailings Domain Experimental Silver Variograms (Red Pennant 2022)


2D Back Transformed Variogram
Dip = 0.00, Dip Azimuth = 0.00
Pitch
Variogram
00 → 226 Major Axis Back Transformed Variogram
00 → 136 Semi-major Axis Back Transformed Variogram
90 → / Minor Axis Back Transformed Variogram
Total Sill: 0.0202
σ² = 0.0202385
(Semi-)Variogram
Distance

Figure 14-16: Older Oxide Tailings Domain Experimental Gold Variograms (Red Pennant 2020)

14.11 Interpolation Plan and Kriging Parameters

Estimation for the Avino and San Gonzalo Vein systems was carried out using Leapfrog Edge™ software, and parameters were optimized by minimizing the number of negative kriging weights and maximizing the Kriging slope of the regression of the estimates.

14.11.1 Avino

A sub-blocked block model was created to cover the Avino system. The parent block size of 16m by 16 m by 16 m was used for the block model and resource estimate. Sub-blocks of 2 m by 2 m by 2 m were used to better fill the vein system model shapes. Sub-blocks were populated with grades corresponding to those estimated in the parent blocks. The interpolation method used for populating the block model was OK with locally variable anisotropy, following the orientation of the veins.

Estimation parameters for the Avino Vein System are summarized in Table 14-13 and Table 14-14.

14.11.2 San Gonzalo

A single-block model was created to cover the San Gonzalo system. A block size of 10 m by 10 m by 10 m was used for the block model and resource estimate. The interpolation method used for populating the block model was OK. Estimation parameters used for the San Gonzalo system are summarized in Table 14-15.

14.11.3 Guadalupe

A single-block model was created to cover the Guadalupe veins. A block size of 5 m by 5 m by 5 m with sub-blocks of a minimum size of 0.625 m x 0.625 m x 0.625 m. was used for the block model and resource estimate. The interpolation method used for populating the block model was OK. A minimum of 16 and a maximum of 48 composites were used per block, with a maximum of 40 samples per drillhole.

14.11.4 La Potosina

A single-block model was created to cover the San Gonzalo system. A block size of 10 m by 10 m by 10 m was used for the block model and resource estimate. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 16 and a maximum of 48 composites were used per block, with a maximum of 40 samples per drillhole.

14.11.5 Oxide Tailings

A single-block model was created to cover the Avino oxide tailings deposit. A block size of 30 m by 30 m by 4 m was used for the block model and resource estimate, as the average distance between sample drillholes approximates 30 m and the composite length is 2 m. To conserve volume, sub-blocks were created to a minimum lateral dimension of 3.75 m and vertical dimension of 0.5 m. The primary interpolation method was OK, with ID and NN estimates used as checks. A minimum of 3 and a maximum of 20 composites were used per block, with a maximum of 2 samples per drillhole. The data used for tailings deposit estimation was restricted to the more modern data from the 2015/16 and 2021/22 drilling campaigns. Pre-2015 data did not sample the sulphide tailings material and was not supported by a systematic QA/QC program.

Estimation parameters used for the oxide tailings deposit are summarized in Table 14-16.

Table 14-13: Avino ET Deposit Variogram Parameters

General	Direction			Variance	Nugget	Normalized Nugget	Structure 1							Structure 2						
NS Transformed Variogram Model	Dip	Dip Azimuth	Pitch				Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
Cu_ppm in ET_H02	64.17	157.21	133.9936	4621.559	936.7901	0.2027	2208.181	0.4778	Spherical		21.75	14.62	6.227	1473.353	0.3188	Spherical		204.4	139.2	26.79
Cu_ppm in ET_H01	64.17	157.21	133.9936	15475680	3136920	0.2027	7549037	0.4878	Spherical		21.75	14.62	6.227	4768057	0.3081	Spherical		74.5	45.82	16.47
Cu_ppm in ET_F03	64.17	157.21	133.9936	7915.139	1601.233	0.2023	3806.391	0.4809	Spherical		21.75	14.62	6.227	2528.887	0.3195	Spherical		128.6	139.2	26.79
Cu_ppm in ET_F02	64.17	157.21	133.9936	22146700	4489136	0.2027	7625109	0.3443	Spherical		17.37	11.63	6.227	9950512	0.4493	Spherical		159.4	111	26.79
Cu_ppm in ET_F01	64.17	157.21	133.9936	28254257	5732789	0.2029	13773950	0.4875	Spherical		14.15	19.95	6.227	8741867	0.3094	Spherical		127.9	148.9	28.4
Cu_ppm in ET04	64.17	157.21	133.9936	13359779	2710699	0.2029	5049996	0.378	Spherical		21.43	14.62	6.227	2941823	0.2202	Spherical		110.4	71.62	26.79
Cu_ppm in ET03	64.17	157.21	133.9936	7074.763	1435.469	0.2029	3383.152	0.4782	Spherical		21.75	14.62	6.227	2256.142	0.3189	Spherical		204.4	139.2	26.79
Cu_ppm in ET02	64.17	157.21	133.9936	24359931	4942630	0.2029	8121601	0.3334	Spherical		13.4	9.861	6.227	7271439	0.2985	Spherical		107.8	81.49	25.44
Cu_ppm in ET01	64.17	157.21	133.9936	31817929	6455858	0.2029	11740816	0.369	Spherical		14.21	14.62	6.227	9294017	0.2921	Spherical		202.9	100.9	26.79
Bi_ppm in ET_H02	64.17	157.21	133.9936	4621.559	936.7901	0.2027	2208.181	0.4778	Spherical		21.75	14.62	6.227	1473.353	0.3188	Spherical		204.4	139.2	26.79
Bi_ppm in ET_H01	64.17	157.21	133.9936	2163.58	438.7741	0.2028	1057.342	0.4887	Spherical		21.75	14.62	6.227	654.2667	0.3024	Spherical		69.21	100.3	26.79
Bi_ppm in ET_F03	64.17	157.21	133.9936	7915.139	1601.233	0.2023	3806.391	0.4809	Spherical		21.75	14.62	6.227	2528.887	0.3195	Spherical		128.6	139.2	26.79
Bi_ppm in ET_F02	64.17	157.21	133.9936	2369.105	480.2177	0.2027	1131.959	0.4778	Spherical		21.75	14.62	6.227	755.2708	0.3188	Spherical		204.4	139.2	26.79
Bi_ppm in ET_F01	64.17	157.21	133.9936	7736.629	1569.762	0.2029	3693.467	0.4774	Spherical		21.75	14.62	6.227	2454.059	0.3172	Spherical		225.2	113	38.91
Bi_ppm in ET04	64.17	157.21	133.9936	7046.654	1429.766	0.2029	3369.71	0.4782	Spherical		21.75	14.62	6.227	2247.178	0.3189	Spherical		204.4	139.2	26.79
Bi_ppm in ET03	64.17	157.21	133.9936	7074.763	1435.469	0.2029	3383.152	0.4782	Spherical		21.75	14.62	6.227	2256.142	0.3189	Spherical		204.4	139.2	26.79
Bi_ppm in ET02	64.17	157.21	133.9936	136696	27735.63	0.2029	41541.93	0.3039	Spherical		18.08	13.74	4.651	66981.06	0.49	Spherical		156.8	140	18.35
Bi_ppm in ET01	64.17	157.21	133.9936	136696	27735.63	0.2029	41541.93	0.3039	Spherical		18.08	13.74	4.651	66981.06	0.49	Spherical		156.8	140	18.35
Au_ppm in ET_H02	64.17	157.21	133.9936	4621.559	936.7901	0.2027	2208.181	0.4778	Spherical		21.75	14.62	6.227	1473.353	0.3188	Spherical		204.4	139.2	26.79
Au_ppm in ET_H01	64.17	157.21	150.2386	0.013356	0.002707	0.2027	0.0066	0.4947	Spherical		26.63	14.62	6.227	0.004	0.3013	Spherical		76.85	137.5	26.79
Au_ppm in ET_F03	64.17	157.21	133.9936	0.527164	0.106645	0.2023	0.2557	0.485	Spherical		21.75	14.62	6.227	0.1632	0.3096	Spherical		87	87	27
Au_ppm in ET_F02	64.17	157.21	133.9936	0.744035	0.150816	0.2027	0.2414	0.3245	Spherical		24.41	26.52	9.662	0.3503	0.4708	Spherical		110.6	139.2	33.51
Au_ppm in ET_F01	64.17	157.21	133.9936	5.199326	1.054943	0.2029	1.5109	0.2906	Spherical		17.92	14.62	6.227	2.6366	0.5071	Spherical		250	185.4	39.41
Au_ppm in ET04	64.17	157.21	133.9936	1.822118	0.369708	0.2029	0.8737	0.4795	Spherical		21.75	14.62	6.227	0.5798	0.3182	Spherical		167.7	110.6	32.48
Au_ppm in ET03	64.17	157.21	133.9936	7074.763	1435.469	0.2029	3383.152	0.4782	Spherical		21.75	14.62	6.227	2256.142	0.3189	Spherical		204.4	139.2	26.79
Au_ppm in ET02	64.17	157.21	133.9936	8.443554	1.54517	0.183	4.0267	0.4769	Spherical		17.18	17.52	9.776	2.8776	0.3408	Spherical		172.9	122.6	60.77
Au_ppm in ET01	64.17	157.21	133.9936	1.305068	0.264798	0.2029	0.5455	0.418	Spherical		17.05	15.16	10	0.4928	0.3776	Spherical		258.8	182.1	26.79
Ag_ppm in ET_H02	64.17	157.21	133.9936	4621.559	936.7901	0.2027	2208.181	0.4778	Spherical		21.75	14.62	6.227	1473.353	0.3188	Spherical		204.4	139.2	26.79
Ag_ppm in ET_H01	64.17	157.21	133.9936	2163.58	438.7741	0.2028	1057.342	0.4887	Spherical		21.75	14.62	6.227	654.2667	0.3024	Spherical		69.21	100.3	26.79
Ag_ppm in ET_F03	64.17	157.21	133.9936	7915.139	1601.233	0.2023	3806.391	0.4809	Spherical		21.75	14.62	6.227	2528.887	0.3195	Spherical		128.6	139.2	26.79
Ag_ppm in ET_F02	64.17	157.21	133.9936	2369.105	480.2177	0.2027	1131.959	0.4778	Spherical		21.75	14.62	6.227	755.2708	0.3188	Spherical		204.4	139.2	26.79

table continues…

General	Direction						Structure 1							Structure 2						
NS Transformed Variogram Model	Dip	Dip Azimuth	Pitch	Variance	Nugget	Normalized Nugget	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
Ag_ppm in ET_F01	64.17	157.21	133.9936	7736.629	1569.762	0.2029	3693.467	0.4774	Spherical		21.75	14.62	6.227	2454.059	0.3172	Spherical		225.2	113	38.91
Ag_ppm in ET04	64.17	157.21	133.9936	7046.654	1429.766	0.2029	3369.71	0.4782	Spherical		21.75	14.62	6.227	2247.178	0.3189	Spherical		204.4	139.2	26.79
Ag_ppm in ET03	64.17	157.21	133.9936	7074.763	1435.469	0.2029	3383.152	0.4782	Spherical		21.75	14.62	6.227	2256.142	0.3189	Spherical		204.4	139.2	26.79
Ag_ppm in ET02	64.17	157.21	133.9936	6544.979	1327.976	0.2029	3381.136	0.5166	Spherical		21.75	17.52	6.227	1831.285	0.2798	Spherical		177.4	144.2	60.77
Ag_ppm in ET01	64.17	157.21	133.9936	7039.369	1428.288	0.2029	3366.226	0.4782	Spherical		21.75	14.62	6.227	2244.855	0.3189	Spherical		204.4	139.2	26.79

Table 14-14: Avino Vein System Search Parameters

General			Ellipsoid Ranges			Variable Orientation	Number of Samples		Drillhole Limit
Name	Domain	Values	Maximum	Intermediate	Minimum		Minimum	Maximum	Max Samples per Hole
Kr, Ag_ppm in ET01	GM_2020: ET01	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET02	GM_2020: ET02	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET03	GM_2020: ET03	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET04	GM_2020: ET04	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET_F01	GM_2020: ET_F01	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET_F02	GM_2020: ET_F02	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET_F03	GM_2020: ET_F03	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET_H01	GM_2020: ET_H01	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Ag_ppm in ET_H02	GM_2020: ET_H02	Ag_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET01	GM_2020: ET01	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET02	GM_2020: ET02	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET03	GM_2020: ET03	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET04	GM_2020: ET04	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET_F01	GM_2020: ET_F01	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET_F02	GM_2020: ET_F02	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET_F03	GM_2020: ET_F03	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET_H01	GM_2020: ET_H01	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Au_ppm in ET_H02	GM_2020: ET_H02	Au_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET01	GM_2020: ET01	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET02	GM_2020: ET02	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET03	GM_2020: ET03	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET04	GM_2020: ET04	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET_F01	GM_2020: ET_F01	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3

table continues…

General			Ellipsoid Ranges			Variable Orientation	Number of Samples		Drillhole Limit
Name	Domain	Values	Maximum	Intermediate	Minimum		Minimum	Maximum	Max Samples per Hole
Kr, Cu_ppm in ET_F02	GM_2020: ET_F02	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET_F03	GM_2020: ET_F03	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET_H01	GM_2020: ET_H01	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
Kr, Cu_ppm in ET_H02	GM_2020: ET_H02	Cu_ppm	204.4	139.2	26.79	Variable Orientation	7	20	3
SKr, Bi_ppm in ET02	GM_2020: ET02	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET03	GM_2020: ET03	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET04	GM_2020: ET04	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET_F01	GM_2020: ET_F01	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET_F02	GM_2020: ET_F02	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET_F03	GM_2020: ET_F03	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET_H01	GM_2020: ET_H01	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2
SKr, Bi_ppm in ET_H02	GM_2020: ET_H02	Bi_ppm	204.4	139.2	26.79	Variable Orientation	3	20	2

Table 14-15: San Gonzalo Vein System: Variogram and Search Parameters

Metal	Domain	Nugget C0	C1	C2	R11	R12	R13	R21	R22	R23	Ellipsoid Rotation		Pitch	Min Comps	Max Comps
											Dip	Azimuth			
Ag	SG1	165000	200000	109160	16	16	6	92	84	13	76	32	170	8	32
Ag	SG2	4060	6156	900	16	16	6	92	84	16	84	358	168	8	32
Ag	SG3	5000	9000	4013	16	16	6	92	84	16	73	42	166	8	32
Ag	SG4	160000	180000	72635	16	16	6	92	84	16	86	9	117	8	32
Ag	SG5	10000	15000	6487	16	16	6	92	84	16	76	198	14	8	32
Ag	SG6	2000	2000	1400	16	16	6	92	84	16	87	34	168	8	32
Au	SG1	11	7.5	3.94	13	10	3	71	51	10	76	32	170	8	32
Au	SG2	0.17	0.1	0.071	13	10	3	71	51	10	82	358	12	8	32
Au	SG3	0.27	0.2	0.069	13	10	3	71	51	10	73	42	166	8	32
Au	SG4	2.03	0.7	0.33	13	10	3	71	51	10	86	9	168	8	32
Au	SG5	1.6	0.9	0.66	13	10	3	71	51	10	76	198	14	8	32
Au	SG6	0.16	0.1	0.06	13	10	3	71	51	10	87	34	89	8	32

Table 14-16: Oxide Tailings Deposit: Variogram and Search Parameters

Domain 10		C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	Min Comps	Max Comps
Metal	Nugget													
Ag	0.37	0.49	30	7	68	0.14	130	20	170	0	-90	135	8	32
Au	0.39	0.51	55	8	16	0.1	100	20	92	0	-90	135	8	32
Cu	0.2	0.59	68	8	24	0.21	195	19	112	0	-90	135	8	32
Pb	0.45	0.35	63	13	70	0.2	269	14	170	0	-90	135	8	32
Zn	0.23	0.42	190	11	51	0.35	191	12	165	0	-90	135	8	32

Table 14-17: Guadalupe Variogram Parameters

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1						
	Variogram Name	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
0	Ag in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
1	Ag in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
2	Ag in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
3	Ag in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	4284.033634	1693.050092	0.3952	2585.414298	0.6035	Spherical		120	70	8
4	Au in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	59.04263724	Data	0.399657818	0.13520424	0.3383	0.263294571	0.6588	Spherical		120	70	8
5	Au in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	59.04263724	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
6	Au in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	2.518726395	1.154332307	0.4583	1.362379107	0.5409	Spherical		120	70	8
7	Au in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.286155285		0.711740918		Spherical		120	70	8
8	Bi in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
9	Bi in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
10	Bi in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	14061.66786	5905.900501	0.42	8154.361191	0.5799	Spherical		70.84	51.26	7.997
11	Bi in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.71812693		Spherical		70.84	51.26	7.997
12	Cu in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
13	Cu in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8

table continues…

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1						
	Variogram Name	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
14	Cu in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
15	Cu in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
16	Pb in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
17	Pb in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
18	Pb in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
19	Pb in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
20	SG_Guadalupe: Variogram Model	0	0	57.31172605	Data	0.027738775	0	0	0.048154513	1.736	Spherical		200	200	112.5
21	Zn in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
22	Zn in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
23	Zn in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
24	Zn in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8

Table 14-18: Guadalupe Search Parameters

General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
ID_Ag_RG	GM Guadalupe: RG	Ag	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Ag_VG	GM Guadalupe: VG	Ag	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Au_RG	GM Guadalupe: RG	Au	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Au_VG	GM Guadalupe: VG	Au	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1

table continues…

General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
ID_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
Kr_Ag_RG	GM Guadalupe: RG	Ag	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Ag_VG	GM Guadalupe: VG	Ag	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Au_RG	GM Guadalupe: RG	Au	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Au_VG	GM Guadalupe: VG	Au	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
NN_Ag_RG	GM Guadalupe: RG	Ag	150	150	12	77.3	22.1	112.3											
NN_Ag_VG	GM Guadalupe: VG	Ag	150	150	12	77.3	22.1	112.3											
NN_Au_RG	GM Guadalupe: RG	Au	150	150	12	77.3	22.1	112.3											
NN_Au_VG	GM Guadalupe: VG	Au	150	150	12	77.3	22.1	112.3											
NN_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12	77.3	22.1	112.3											
NN_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12	77.3	22.1	112.3											
NN_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12	77.3	22.1	112.3											
NN_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12	77.3	22.1	112.3											
NN_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12	77.3	22.1	112.3											
NN_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12	77.3	22.1	112.3											

Table 14-19: La Potosina Variogram Parameters

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
0	Ag_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.281375741		0.388882379		Spherical		15	15	8	0.328893079		Spherical		120	70	25
1	Ag_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	91752.33371	41224.32354	0.4493	33801.55974	0.3684	Spherical		15	15	8	16698.92474	0.182	Spherical		120	70	25
2	Ag_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25
3	Ag_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
4	Ag_V3: Transformed Variogram Model	53.46	229.71	91.46	Data	135.2200781	43.60847518	0.3225	51.19432156	0.3786	Spherical		15	15	8	38.48363422	0.2846	Spherical		120	70	25
5	Ag_V3: Transformed Variogram Model	53.46	229.71	91.46	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
6	Ag_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	11247.49938	3717.298544	0.3305	4338.16051	0.3857	Spherical		15	15	8	3152.674075	0.2803	Spherical		120	70	25
7	Ag_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.327756378		Spherical		120	70	25
8	Au_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	0.099158718	0.029628625	0.2988	0.043996723	0.4437	Spherical		15	15	8	0.025473875	0.2569	Spherical		120	70	25
9	Au_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.432601701		Spherical		15	15	8	0.328893079		Spherical		120	70	25
10	Au_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25

table continues…

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
11	Au_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
12	Au_V3: Transformed Variogram Model	53.46	229.71	91.46	Data	135.2200781	43.60847518	0.3225	51.19432156	0.3786	Spherical		15	15	8	38.48363422	0.2846	Spherical		120	70	25
13	Au_V3: Transformed Variogram Model	53.46	229.71	91.46	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
14	Au_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	11247.49938	3717.298544	0.3305	4338.16051	0.3857	Spherical		15	15	8	3152.674075	0.2803	Spherical		120	70	25
15	Au_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.327756378		Spherical		120	70	25
16	Cu_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	612955.0189	209814.503	0.3423	266819.3197	0.4353	Spherical		15	15	8	133746.7851	0.2182	Spherical		120	108.8	25
17	Cu_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.432601701		Spherical		15	15	8	0.322604684		Spherical		120	108.8	25
18	Cu_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25
19	Cu_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
20	Cu_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
21	Cu_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25

table continues…

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
22	Cu_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
23	Cu_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25
24	Pb_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	9823804.02	3015907.834	0.307	4459024.645	0.4539	Spherical		13.31	8.304	8	2311541.086	0.2353	Spherical		140.5	108.8	25.31
25	Pb_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.442882729		Spherical		13.31	8.304	8	0.313820893		Spherical		140.5	108.8	25.31
26	Pb_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Data	4132078.927	1671839.134	0.4046	1487961.622	0.3601	Spherical		15	15	8	936329.0849	0.2266	Spherical		120	70	25
27	Pb V2: Transformed Variogram Model	70.65	240.23	126.0421913	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
28	Pb_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
29	Pb_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
30	Pb_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
31	Pb V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25
32	SG: Variogram Model	51.37	216.17	158.5941841	Data	0.041409017	0	0	0.041160563	0.994	Spherical		150	140	40							
33	Zn V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	89373310.08	29546816.31	0.3306	39860496.29	0.446	Spherical		13.31	8.304	8	19983872.13	0.2236	Spherical		104.7	93.26	25.35

table continues…

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
34	Zn_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998146432	0.237604966		0.442877572		Spherical		13.31	8.304	8	0.319706302		Spherical		104.7	93.26	25.35
35	Zn_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Data	4132078.927	1671839.134	0.4046	1487961.622	0.3601	Spherical		15	15	8	936329.0849	0.2266	Spherical		120	70	25
36	Zn_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
37	Zn_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
38	Zn_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
39	Zn_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
40	Zn_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25

Table 14-20: La Potosina Search Parameters

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
0	ID, Ag_V1	Domains_MOB: V1	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
1	ID, Ag_V2	Domains_MOB: V2	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
2	ID, Ag_V3	Domains_MOB: V3	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
3	ID, Ag_V5	Domains_MOB: V5	Ag	200	150	20				Variable Orientation	3	20	None			None			2	1
4	ID, Au_V1	Domains_MOB: V1	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
5	ID, Au_V2	Domains_MOB: V2	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
6	ID, Au_V3	Domains_MOB: V3	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
7	ID, Au_V5	Domains_MOB: V5	Au	200	150	20				Variable Orientation	3	20	None			None			2	1
8	ID, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
9	ID, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
10	ID, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
11	ID, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
12	ID, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
13	ID, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
14	ID, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
15	ID, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
16	ID, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
17	ID, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1

table continues…

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
18	ID, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
19	ID, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
20	Kr, Ag_V1	Domains_MOB: V1	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
21	Kr, Ag_V2	Domains_MOB: V2	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
22	Kr, Ag_V3	Domains_MOB: V3	Ag	200	150	40				Variable Orientation	3	20	None			None			2	1
23	Kr, Ag_V5	Domains_MOB: V5	Ag	200	150	20				Variable Orientation	3	20	None			None			2	1
24	Kr, Au_V1	Domains_MOB: V1	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
25	Kr, Au_V2	Domains_MOB: V2	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
26	Kr, Au_V3	Domains_MOB: V3	Au	200	150	40				Variable Orientation	3	20	None			None			2	1
27	Kr, Au_V5	Domains_MOB: V5	Au	200	150	20				Variable Orientation	3	20	None			None			2	1
28	Kr, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
29	Kr, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
30	Kr, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
31	Kr, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
32	Kr, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
33	Kr, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
34	Kr, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
35	Kr, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
36	Kr, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1

table continues…

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
37	Kr, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
38	Kr, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40				Variable Orientation	3	20	None			None			2	1
39	Kr, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20				Variable Orientation	3	20	None			None			2	1
40	NN, Ag_V1	Domains_MOB: V1	Ag	200	150	40	55.72	213.85	157.8142458											
41	NN, Ag_V2	Domains_MOB: V2	Ag	200	150	40	55.72	213.85	157.8142458											
42	NN, Ag_V3	Domains_MOB: V3	Ag	200	150	40	53.46	229.71	91.46											
43	NN, Ag_V5	Domains_MOB: V5	Ag	200	150	20	53.46	229.71	91.46											
44	NN, Au_V1	Domains_MOB: V1	Au	200	150	40	55.72	213.85	157.8142458											
45	NN, Au_V2	Domains_MOB: V2	Au	200	150	40	55.72	213.85	157.8142458											
46	NN, Au_V3	Domains_MOB: V3	Au	200	150	40	53.46	229.71	91.46											
47	NN, Au_V5	Domains_MOB: V5	Au	200	150	20	53.46	229.71	91.46											
48	NN, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40	55.72	213.85	157.8142458											
49	NN, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40	55.72	213.85	157.8142458											
50	NN, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40	53.46	229.71	91.46											
51	NN, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20	53.46	229.71	91.46											
52	NN, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40	55.72	213.85	157.8142458											
53	NN, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40	55.72	213.85	157.8142458											
54	NN, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40	53.46	229.71	91.46											
55	NN, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20	53.46	229.71	91.46											

table continues…

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
56	NN, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40	55.72	213.85	157.814 2458											
57	NN, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40	55.72	213.85	157.814 2458											
58	NN, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40	53.46	229.71	91.46											
59	NN, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20	53.46	229.71	91.46											

14.12 Resource Block Models

14.12.1 Block Model Configurations

The specifications for the estimation block models are summarized in Table 14-21 to Table 14-25.

Table 14-21: Avino (ET) Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	16	16	16
Sub-block count:	8	8	8
Minimum size:	2	2	2
Extents			
Base point:	569720.00	2712165.00	2383.00
Boundary size:	1440.00	976.00	960.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	90 × 61 × 60 = 329,400		

Table 14-22: San Gonzalo (SG) Deposit: Estimation Block Model Specifications

Parent blocks:	X	Y	Z
Parent block size:	10	5	10
Sub-blocks			
Variable height			Minimum height: 0.000
Sub-block count:	4	20	10
Extents			
Base point:	571065.00	2714432.50	2355.00
Boundary size:	1630.00	360.00	560.00
Dip:	0.00 degrees		Enclose Object
Azimuth:	35.00 degrees		Set Angles From
Size in blocks:	163 × 72 × 56 = 657,216		

Table 14-23: Tailings Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	30	30	4
Sub-block count:	8	8	8
Minimum size:	3.75	3.75	0.5
Extents			
Base point:	569330.00	2712030.00	2500.00
Boundary size:	990.00	870.00	360.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	33 × 29 × 90 = 86,130		

Table 14-24: Guadalupe Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	5	5	5
Sub-block count:	8	8	8
Minimum size:	0.625	0.625	0.625
Extents			
Base point:	570500.00	2713250.00	2370.00
Boundary size:	1490.00	750.00	500.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	298 × 150 × 100 = 4,470,000		

Table 14-25: La Potosina Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	12	12	12
Sub-block count:	8	8	16
Minimum size:	1.5	1.5	0.75
Extents			
Base point:	570170.00	2718190.00	1820.00
Boundary size:	1020.00	984.00	444.00
Azimuth:	44.90	degrees	Enclose Object
Dip:	-52.74	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	85 × 82 × 37 = 257,890		

14.12.2 Interpolation

The reported resource relies on OK as the best unbiased linear estimator of grade. Other interpolation methods, including ID2 and NN, were employed for model validation and are retained in the block models.

14.13 Model Validation

14.13.1 Statistics

Mean metal grade values (silver, gold, copper, lead and zinc) for estimated blocks using OK and ID2 for the Avino ET domains are shown in Table 14-26. The two types of estimates are similar, but the OK estimates are preferred as the spatial weighting applied to individual informing composites is based on the empirical results of experimental variography and is applied in a kriging matrix which provides the best linear unbiased estimator.

Table 14-26: Avino ET: Block Grade Estimates

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	Median	Maximum
BX		1,025,214	23,274,728							
	AgID	878,444	20,351,352	51.29	46.21	0.90	0.62	37.62	510.04	AgID
	AgOK	860,420	20,024,936	56.57	40.80	0.72	1.34	45.65	293.04	AgOK
	AuID	878,444	20,351,352	0.42	0.48	1.14	0.00	0.27	5.06	AuID
	AuOK	860,420	20,024,936	0.47	0.42	0.91	0.01	0.34	3.78	AuOK
	CuID	878,444	20,351,352	0.42	0.35	0.84	0.01	0.31	4.26	CuID
	CuOK	860,420	20,024,936	0.43	0.29	0.68	0.01	0.35	1.86	CuOK
	PbID	808,374	18,833,360	0.13	0.21	1.58	0.00	0.06	1.95	PbID
	PbOK	808,374	18,833,360	0.13	0.17	1.29	0.00	0.07	1.63	PbOK
	ZnID	808,374	18,833,360	0.16	0.18	1.09	0.01	0.11	1.25	ZnID
	ZnOK	808,374	18,833,360	0.15	0.12	0.81	0.01	0.12	1.03	ZnOK
BX_Hw		161,139	1,357,376							
	AgID	147,680	1,249,648	33.40	25.43	0.76	1.53	25.32	132.31	AgID
	AgOK	131,262	1,117,520	36.22	21.33	0.59	5.59	32.57	104.74	AgOK
	AuID	147,680	1,249,648	0.51	0.36	0.70	0.01	0.48	1.86	AuID
	AuOK	131,262	1,117,520	0.53	0.27	0.51	0.07	0.54	1.38	AuOK
	CuID	147,680	1,249,648	0.20	0.13	0.62	0.03	0.15	0.97	CuID
	CuOK	131,262	1,117,520	0.20	0.09	0.46	0.07	0.16	0.56	CuOK
	PbID	147,680	1,249,648	0.04	0.05	1.22	0.00	0.02	0.27	PbID
	PbOK	131,262	1,117,520	0.05	0.05	0.95	0.00	0.04	0.20	PbOK
	ZnID	147,680	1,249,648	0.05	0.05	0.93	0.01	0.03	0.22	ZnID
	ZnOK	131,262	1,117,520	0.06	0.05	0.75	0.01	0.05	0.18	ZnOK

Mean metal grade values (silver and gold) for estimated blocks using OK and ID2 for the San Gonzalo Vein system domains are shown in Table 14-27. The two types of estimates are comparable, particularly in the Main Zone, which is the largest domain.

Table 14-27: San Gonzalo Vein: Block Estimates and Composite Sample Grades

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
SG1		356842	568531.25									
	Ag_ID	318859	509182.81	159.86	195.31	1.22	38144.29	2.30	37.33	94.93	211.95	3946.41
	Ag_OK	318859	509182.81	156.18	181.65	1.16	32995.31	3.04	42.33	100.38	203.94	2301.70
	Au_ID	271130	434606.25	0.81	1.19	1.47	1.41	0.01	0.19	0.41	0.99	28.14
	Au_OK	271130	434606.25	0.81	1.23	1.51	1.50	0.02	0.19	0.41	1.01	23.15
SG2		47936	74900.00									
	Ag_ID	36088	56387.50	38.81	30.67	0.79	940.36	5.98	21.94	31.47	44.11	624.41
	Ag_OK	36088	56387.50	47.95	33.71	0.70	1136.40	10.92	20.70	37.65	69.21	257.38
	Au_ID	24189	37795.31	0.31	0.27	0.85	0.07	0.05	0.09	0.16	0.50	1.16
	Au_OK	24189	37795.31	0.33	0.24	0.73	0.06	0.05	0.11	0.24	0.50	1.06
SG3		10025	15664.06									
	Ag_ID	5840	9125.00	78.37	23.01	0.29	529.47	22.23	65.38	79.68	92.21	200.60
	Ag_OK	9693	15145.31	80.66	24.89	0.31	619.35	29.95	70.31	75.23	82.29	249.26
	Au_ID	4535	7085.94	0.40	0.18	0.44	0.03	0.18	0.35	0.37	0.39	1.67
	Au_OK	4535	7085.94	0.40	0.17	0.43	0.03	0.22	0.32	0.34	0.38	1.24
SG4		122062	190721.88									
	Ag_ID	27942	43659.38	255.74	179.66	0.70	32277.38	27.03	105.08	179.65	416.42	1466.25
	Ag_OK	27942	43659.38	263.03	174.03	0.66	30285.34	33.52	100.17	239.88	402.12	821.71
	Au_ID	13551	21173.44	0.84	0.56	0.67	0.32	0.12	0.46	0.68	1.06	5.07
	Au_OK	13551	21173.44	0.91	0.61	0.67	0.37	0.21	0.47	0.64	1.49	2.75
SG5		47581	74345.31									
	Ag_ID	24108	37668.75	98.25	80.16	0.82	6426.00	14.83	19.64	80.86	170.84	326.19
	Ag_OK	24108	37668.75	94.40	64.34	0.68	4139.40	13.57	22.95	93.00	156.26	259.26
	Au_ID	14339	22404.69	0.68	0.63	0.93	0.40	0.06	0.12	0.43	1.23	2.42
	Au_OK	14339	22404.69	0.67	0.57	0.85	0.33	0.09	0.14	0.48	1.29	2.02

table continues…

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
SG6		100563	157129.69									
	Ag_ID	45332	70831.25	47.82	44.86	0.94	2012.74	4.21	10.78	29.16	77.66	197.34
	Ag_OK	45332	70831.25	48.69	28.05	0.58	786.74	3.76	22.14	48.89	68.46	123.33
	Au_ID	26683	41692.19	0.30	0.31	1.04	0.10	0.01	0.05	0.16	0.49	1.57
	Au_OK	26683	41692.19	0.39	0.28	0.73	0.08	0.01	0.11	0.37	0.66	0.94

Mean values for estimated blocks and composites used for the estimation in the oxide tailings model are shown in Table 14-28. The block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high-grade composites in the development sampling.

Table 14-28: Oxide Tailings: Block Estimates and Composite Sample Grades

Estimator	Ag (g/t)	Au (g/t)	Cu (%)	Zn (%)	Pb (%)
Ordinary Kriging	93.24	0.48	0.130	0.950	0.150
Nearest Neighbour	92.56	0.48	0.129	0.930	0.150
Inverse Distance	93.94	0.48	0.128	0.949	0.151
Composites	96.48	0.46	0.125	0.958	0.153
Number of Blocks	45,607	-	-	-	-

14.13.2 Sections

The spatial pattern of metal grade distributions for the Avino Vein is shown in Figure 14-17 to Figure 14-20, inclusive. Figure 14-17 shows a typical transverse section illustrating the interaction between the secondary (NE1) zone developed on the footwall side of the main Avino Vein system. Figure 14-18 to Figure 14-20 are longitudinal sections viewed from the south, showing silver, gold, and copper grades with high-grade zones tending to plunge at about 40° to the west. The spatial pattern conforms to the geometric pattern of historic stoping volumes and the experimental variography.


Ag_Eq
200
150
100
50
0
+2000
+1800
+1600
Plunge 00
Azimuth 060
0 50 100 150 200

Figure 14-17: Avino Vein: Typical Transverse Section, Looking Northeast Showing the Block Model Colour Coded by Silver Equivalent Grade (Red Pennant 2023)



Figure 14-18: Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Silver Grade (Red Pennant 2022)



Figure 14-19: Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Gold Grade (Red Pennant 2022)



Figure 14-20: Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Copper Grade (Red Pennant 2020)

The spatial pattern of metal grade distributions for the San Gonzalo Vein is shown in Figure 14-21 to Figure 14-24, inclusive. Figure 14-21 shows a typical transverse section illustrating the relatively narrow San Gonzalo Vein and the Anjelica Vein (SG4). Figure 14-22 to Figure 14-24 are longitudinal sections viewed from the south showing silver, gold, and copper grades with high-grade zones with a subhorizontal tendency despite some local steepening. It has become clear by continued underground mapping and sampling that the San Gonzalo mineralization is depth-constrained within a 250 m interval, probably due to pressure constraining boiling levels during the residence time of the mineralizing fluids.


Ag_gt
600
500
400
300
200
100
6.622128
+2250
+2175
+2100
+2025
+1950
Plunge 00
Azimuth 126
0
25
50
75

Figure 14-21: San Gonzalo Vein: Typical Transverse Section, Looking East Aligned Along Drillhole SG1115 Showing the Block Model Centroids Colour Coded by Silver Grade (Red Pennant 2020)


500
200
100
50
25
10

Figure 14-22: San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Grade (Red Pennant 2020)


AU_GT
5
4
3
2
1

Figure 14-23: San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Color Coded by Gold Grade (Red Pennant 2020)



Figure 14-24: San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Equivalent (Red Pennant 2020)

14.13.3 Swath Plots

Swath plots were generated for the underground vein deposits to compare trends in the estimated grades for the three estimation methods (OK, ID, and NN) in the block models to the source sampling data. The estimation methods for comparison are OK (green), NN (red), and ID2 (blue) block estimates for silver, gold, and copper, and averages were generated for slices oriented parallel to the eastings, northings, and elevations. The widths of the swaths (or slices) are 20 m for eastings and 10 m for elevations, and the number of blocks is plotted as histograms. The average of assay composites is shown as a black line.

Figure 14-25 through Figure 14-29 display the swath plots for the ET (Avino main) deposit, comparing block model estimates (lines) and the number of estimated blocks (bars).


Swathplot in X, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath

Figure 14-25: Avino Vein, Swath Plot for Silver, Eastings (Red Pennant 2022)


Swathplot in Y, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath

Figure 14-26: Avino Vein, Swath Plot for Silver, Northings (Red Pennant 2022)


Swathplot in Z, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath

Figure 14-27: Avino Vein, Swath Plot for Silver, Elevation (Red Pennant 2020)


Swathplot in Z, 1 block spacing
AuID
AuID
AuNN
AuOK
Average
Volume
Swath

Figure 14-28: Avino Vein, Swath Plot for Gold, Elevation (Red Pennant 2022)


Swathplot in Z, 1 block spacing
CuID
CuNN
CuOK
CuOK
Average
Volume
Swath

Figure 14-29: Avino Vein, Swath Plot for Copper, Elevation (Red Pennant 2022)

Figure 14-30 through Figure 14-35 display the swath plots for the San Gonzalo deposit, comparing block model estimates and sample grades.


Swathplot in X, 2 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-30: San Gonzalo Vein, Swath Plot for Silver, Eastings (Red Pennant 2020)


Swathplot in Y, 1 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-31: San Gonzalo Vein, Swath Plot for Silver, Northings (Red Pennant 2020)


Swathplot in Z, 1 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-32: San Gonzalo Vein, Swath Plot for Silver, Elevation (Red Pennant 2020)


Swathplot in X, 2 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-33: San Gonzalo Vein, Swath Plot for Gold, Eastings (Red Pennant 2020)


Swathplot in Y, 1 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-34: San Gonzalo Vein, Swath Plot for Gold, Northings (Red Pennant 2020)


Swathplot in Z, 1 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-35: San Gonzalo Vein, Swath Plot for Gold, Elevation (Red Pennant 2020)

Figure 14-32 and Figure 14-35 illustrate the restricted vertical interval within which the pressure conditions for silver and gold grade mineralization were operative in the San Gonzalo mineralization event. Figure 14-28 shows a similar pattern for gold in the Avino Vein. However, Figure 14-27 and Figure 14-29 indicate that the silver and copper mineralization window for the Avino Vein system is more persistent with depth.

Figure 14-36 through Figure 14-41 display the swath plots for the oxide tailings deposit, comparing block model estimates and sample grades.


Swathplot in X, 1 block spacing
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values
Average
Volume
Swath
0
20
40
60
80
100
120
140
2
4
6
8
10
12
14
16
18
20
50000
100000
150000
200000
250000
300000

Figure 14-36: Older Oxide Tailings Domain, Swath Plot for Silver, Easting (Red Pennant 2022)


Swathplot in X, 1 block spacing
Average
Volume
Swath
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0
3
6
9
12
15
18
21
50000
100000
150000
200000
250000
300000
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos

Figure 14-37: Older Oxide Tailings Domain, Swath Plot for Gold, Easting (Red Pennant 2022)


Swathplot in Y, 1 block spacing
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values
Average
Volume
Swath

Figure 14-38: Older Oxide Tailings Domain, Swath Plot for Silver, Northing (Red Pennant 2022)


Swathplot in Y, 1 block spacing
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos
Average
Volume
Swath

Figure 14-39: Older Oxide Tailings Domain, Swath Plot for Gold, Northing (Red Pennant 2022)


Swathplot in Z, 1 block spacing
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values
Average
Volume
Swath
0
20
40
60
80
100
120
100000
200000
300000
400000
500000
2
4
6
8
10
12
14

Figure 14-40: Older Oxide Tailings Domain, Swath Plot for Silver, Elevation (Red Pennant 2022)


Swathplot in Z, 1 block spacing
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos
Average
Volume
Swath

Figure 14-41: Older Oxide Tailings Domain, Swath Plot for Gold, Elevation (Red Pennant 2022)

The swath plot comparisons show reasonable correspondence between block estimates and sampling data. As expected, the OK and ID estimates show fewer extreme values than the NN estimates, particularly near the edges of the models.

14.14 Mineral Resource Classification

14.14.1 Introduction

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (adopted by the CIM Council on May 10, 2014) for reporting on Mineral Resources are stated below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase 'reasonable prospects for eventual economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the Project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

The Avino resource has estimates for silver, gold, and copper. Silver, gold, and copper are recovered from the Avino material, and gold and copper are included in the silver equivalent calculation. The bismuth grade has been estimated into the block model for guidance as a potential smelter penalty but is not included in the Mineral Resource statement.

The San Gonzalo resource estimates are only for silver and gold.

Resource classification for Avino and San Gonzalo is based on Kriging variance, Kriging Slope of Regression, and geological considerations mapped to the average distance of estimated blocks from estimating data.

The 2014 CIM Definition Standards of indicated Mineral Resources includes the phrase that "quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application

of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit".

Quantitative criteria used for the classification of the Mineral Resources are summarized in Table 14-29 for the vein deposits and the tailings deposit.

In the opinion of the QP, the current information available for estimating in situ density is insufficient to support localized (block) estimates to the same level of detail as the metal grades. However, the current data shows that the wall-rock and vein material of the Avino and San Gonzalo deposits have small differences (density difference of vein to wall-rock less than 2%) and low variability within the veins as measured by the coefficient of variation (less than 0.08, see Table 14-12). The variability of the metal grades shows levels of variability orders of magnitude higher as measured by the coefficient of variation (between 0.4 and 4.4). It would be ideal to have density measurements sufficient for local block estimation. However, the potential error resulting from the use of a global density mean is likely to be less than 2%. No significant density anomalies have been reported during the current phase of production at the Avino Property. Based on the data from the Avino and San Gonzalo Veins, the grade is a much more material risk factor than the density information. The QP considers the restricted amount of density information to be less material and significant than the metal grade variability. The QP used the kriging variance of the silver grade estimates as the main factor for resource classification.

The QP has also noted that, despite the lack of metallurgical bulk sampling, there have been several years of metal production from the mineralized material of all operating levels on the Avino and San Gonzalo Veins using current processing facilities and that there has been no report of unforeseen metallurgical recovery issues. The QP considers that this production history mitigates the lack of a formal bulk sampling program or density data and has allowed Mineral Resources to be defined with sufficient confidence to support detailed mine planning and evaluation of the economic viability of the deposit.

Table 14-29: Criteria for Classification of Underground Mineral Resources

Deposit / Category	Criteria
Avino ET	
Measured:	Kriging Slope of Regression > 0.6 and less than 35 m from sampled development
Indicated:	Kriging Slope of Regression <=0.2 from 35 to 80 m from sampling, contiguous with development and measured
Inferred:	Up to 200 m from sampling data with demonstrated vein continuity
San Gonzalo	
Measured:	Kriging variance <=0.18 and distance to from sampled development < 15 m
Indicated:	Kriging variance <=0.24 and 15 to 30 m from development development samples)
Inferred:	Up to 200 m from at least 3 holes data (with demonstrated vein continuity)
Guadalupe	
Indicated:	less than 30 m from drilling
Inferred:	30 to 150 m from drilling
La Potosina	
Indicated:	less than 30 m from drilling
Inferred:	30 to 160 m from drilling
Tailings Deposit	
Measured:	Kriging Slope of Regression >=0.90 and distance from drill data < 35 m
Indicated:	Kriging Slope of Regression >=0.50 and 35 m to 60 m from drill data
Inferred:	Up to 150 m from sampling data with assumed geometric continuity

Reasonable Prospects for Eventual Economic Extraction are a necessary condition for Mineral Resources. The Avino and Sand Gonzalo underground Mineral Resources are contiguous with or close to existing underground development and meet the cut-off criteria shown in Table 14-30. The tailings Mineral Resources have been constrained by an ultimate pit shell generated using the Lerch-Grossman algorithm using the parameters shown in Table 14-30. Metal recovery parameters are based on the values obtained in 2012 for heap leach testing on the oxide tailings material.

Table 14-30: Avino Tailings Deposit Ultimate Pit Parameters

Parameter	Value
Overall Pit Slope Angle	25 degrees
Silver Price	$1,800/tr.oz
Gold Price	$21/tr.oz
Silver Recovery	73%
Gold Recovery	78.9%
Mining Excavation Cost	$1.00/t
Treatment Cost	$15.14/t
G&A Cost	$1.51/t

14.15 Mineral Resource Tabulation

The following table provides a synopsis of the Mineral Resources reported in this section. Table 14-31 summarizes the Mineral Resources on the Property.

Table 14-31: Avino Property – Mineral Resources (Effective Date: Nov 30, 2022)

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
ET Avino	MEA	3.883	171	69	0.53	0.57	21.39	8.58	67.00	48.91
	IND	23.916	146	58	0.53	0.44	112.41	44.59	409.00	234.08
	M&I	27.800	150	60	0.53	0.46	133.80	53.17	476.00	283.00
	INF	17.591	106	37	0.34	0.40	59.76	20.72	191.00	154.18
San Gonzalo	MEA	0.331	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.302	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.633	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.246	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	M&I	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	INF	0.354	159	82	0.62	0.30	1.81	0.93	7.00	2.30
La Potosina	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	M&I	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	INF	0.844	176	149	0.29	0.05	4.79	4.05	7.90	1.01
Tailings Deposit	MEA	3.809	102	63	0.48	0.12	12.50	7.72	59.00	10.00
	IND	1.877	81	41	0.49	0.12	4.91	2.49	30.00	5.00
	M&I	5.686	95	56	0.48	0.12	17.41	10.21	88.00	15.00
	INF	0.278	101	65	0.44	0.11	0.90	0.58	4.00	1.00
TOTALS	**MEA**	**8.023**	**145**	**73**	**0.54**	**0.33**	**37.42**	**18.89**	**138.42**	**58.91**
	IND	**26.638**	**144**	**60**	**0.54**	**0.41**	**123.34**	**51.06**	**459.23**	**242.48**
	M&I	**34.662**	**144**	**63**	**0.54**	**0.39**	**160.76**	**69.96**	**596.65**	**301.40**
	INF	**19.313**	**112**	**46**	**0.34**	**0.37**	**69.61**	**28.42**	**212.64**	**158.49**

Notes:

1. Figures may not add to totals shown due to rounding.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.
4. Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
5. AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
6. Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,800/oz, silver price of US$21.00/oz, and copper price of US$3.50/lb.
7. Metal recovery is based on operational results and column testing, shown in Table 14-32.
8. The silver equivalent was back-calculated using the following formulas:
    a) ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 71.43 * Au (g/t) + 113.04 * Cu (%)
    b) San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)
    c) Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)

14.15.1 Cut-offs and Silver Equivalent Calculations

The San Gonzalo and Avino reported Mineral Resources are tabulated based on AgEQ cut-offs (Table 14-32).

Table 14-32: Silver Equivalent-Based Metal Prices and Operational Recovery Parameters

Metal	Price	Unit	Recovery (%)
San Gonzalo Vein System			
Ag	21.00	US$/oz	83
Au	1,800.00	US$/oz	73
ET, Guadalupe, and La Potosina Deposits			
Ag	21.00	US$/oz	90
Au	1800	US$/oz	75
Cu	3.50	US$/lb	89
Avino Tailings			
Ag	21.00	US$/oz	82
Au	1,250.00	US$/oz	78

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.15.2 Grade-Tonnage Graphs

Figure 14-42 to Figure 14-46 summarize the grade and tonnage response to changes to the cut-off grade for the five deposits. This provides an indication of the sensitivity of the mineralized material in the deposits to cut-off grade expressed as silver equivalent.


Grade Tonnage
ET AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
0
10
20
30
40
50
60
100
150
200
80
120
140
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-42: Avino (ET) Grade Tonnage Graph


Grade Tonnage
San Gonzalo AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-43: San Gonzalo (SG) Grade Tonnage Graph


Grade Tonnage
La Potosina AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-44: Guadalupe Grade Tonnage Graph


Grade Tonnage
LaPotosina AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-45: La Potosina Grade Tonnage Graph


Grade Tonnage
Tailings AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)
0
1
2
3
4
5
6
7
0
50
100
150
200
0
20
40
60
80
100
120
140

Figure 14-46: Tailings Material Grade Tonnage Graph

15.0 MINERAL RESERVE ESTIMATES

There are currently no Mineral Reserves reported on the Property and Project.

16.0 MINING METHODS

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

16.1 Mining Activities at the Avino Property

In early April 2020, Avino suspended mining-related activities at the Project site due to the COVID-19 pandemic. In early June 2020, the company was provided authorization by the Mexican Secretariat of Health to commence regular operational activities in an orderly, gradual, and cautious manner.

Mine operation activities were later interrupted up to the end of the Q3 2020 until Avino reached an agreement with the union (Avino 2020e). After a period of operational suspension, the Avino Mine restarted production during Q3 2021. Figure 16-1 illustrates the extent of historic and present mining activities at the Project site.



Figure 16-1: Isometric View of the Avino Property, the ET Mine (Left) and San Gonzalo Mine (Right) (Avino 2020g)

16.2 Avino Vein

Avino is currently mining on the Avino Vein using sublevel stoping and room and pillar mining methods. Levels are spaced 20 m apart and accessed via crosscuts from the main ramp (Tetra Tech 2018). Access into the Avino Vein is through the ET Mine. The room and pillar mining method is used on each sublevel to mine out each level to the extent of the mineralization. Long holes are then drilled between the sublevels to facilitate the blasting of the mineralization between the sublevels (Tetra Tech 2018). In 2020, Avino reported it would transition from development-style mining to full-scale production mining to feed all four circuits using the long-hole retreat mining method, which is anticipated to incur lower mining costs. Avino has not yet developed a life of mine (LOM) plan for the Mineral Resources in the Avino Vein; however, mine development and production have been scheduled on a monthly basis for 2018 to 2022.

Historically from 1997 to 2001, it was reported that mining in the Avino Vein consistently yielded 1,000 t/d of plant feed. During that period, mine production comprised Mineral Resource development mining (drift and slash) and long hole stoping with production averaging at approximately 1,000 t/d (Tetra Tech 2018). Table 16-1 summarizes the combined productions from Avino Vein and AHAG Stockpiles since 2020.

Table 16-1: Total Production (Avino 2021; 2022; 2023)

Description	2022	2021[1,2]	2020[3]
Feed Tonnage			
Tonnes Milled (t)	541,823	165,304	204,286
Feed Grade			
Silver (g/t)	62	53	54
Gold (g/t)	0.42	0.84	0.40
Copper (%)	0.61	0.57	0.57
Recovery			
Silver (%)	92	87	89
Gold (%)	78	75	74
Copper (%)	89	88	87
Total Metal Produced			
Silver Produced (oz)	985,195	245,372	317,299
Gold Produced (oz)	5,778	3,386	1,935
Copper Produced (lbs)	6,504,177	1,869,306	2,267,639

[1]*After a period of operational suspension; the Avino Mine restarted production during Q3 2021.*
[2]*Includes 10,806 t of AHAG stockpile material processed during Q3 2021 as part of ramp-up operations.*
[3]*Includes 4,711 t of AHAG material processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine.*

The San Gonzalo Mine went through a planned shutdown in Q4 2019, whereas only a small amount of AHAG material (4,711 t) was processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine. As part of the ramp-up of operations, 10,806 t of AHAG stockpile material was processed during Q3 2021. This data is summarized from the information listed in Avino's press releases. The mining activities were conducted at the Avino Vein; the area is presented in Figure 16-2.



Figure 16-2: Isometric View of Mining Activities at the Avino Vein Area (Avino 2020g)

As part of the mine expansion program of mining activities in 2018, Avino commenced rehabilitation of work at the San Luis portal in preparation for commencing mining activities at the deposit and started to process some historic stockpile material (Avino 2018i).

By the second quarter of 2018, the Avino Vein underground advancement totalled 844 m, and 102,512 t of material was broken. The haulage of plant feed totalled 123,478 t. Mining took place at levels 16 and 16.5, where the copper grades were higher, and the silver and gold grades were lower due to variability in the mineralization within the deposits (Avino 2018i).

During 2018, the work at the San Luis area was primarily focused on restoring the main haulage to provide access to mining areas from levels 6 to 9, some of which were partially developed during the 1980s and 1990s prior to the mine closure (Avino 2018i).

However, by 2019, development into these areas was placed on hold as part of Avino's mine plan optimization, mainly because all the process circuit feed capacities were met from the ET deposit, which is located in the Avino mine site and from the AHAG stockpile feed (Avino 2019c).

16.3 San Gonzalo Vein

Avino reported that by the fourth quarter of 2019, mining at the San Gonzalo Vein reached the end of its current resources, and underground mining activities at the mine were stopped; however, the mine remains open for continued exploration at different levels of the mine (Avino 2019e).

Figure 16-3 presents an isometric view of the mining activities at the San Gonzalo Vein area until it was shut down in 2019. No operation for the San Gonzalo Vein's mineralization has been reported since 2020.



Figure 16-3: Isometric View of Mining Activities at the San Gonzalo Vein Area (Avino 2020g)

16.4 Production

Note that the information in this section was provided by Avino. Recent and historic mine production information for the Avino Mine is summarized in Table 16-1.

The concentrate has been sold regularly to a concentrate-trading firm, with shipments taking place monthly. The Q3 2022 financial results indicate that the cash costs per silver equivalent payable ounce sold by Avino was US$10.29. Mining and process operations continue, even though no up-to-date PEA, PFS, or FS has been undertaken on the Project.

16.5 Oxide Tailings

Avino plans to mine and move the oxide tailings Mineral Resource onsite using a conventional truck and loader surface mining equipment. The production cycle consists of loading and trucking (Tetra Tech 2018). However, based on the QP's understanding, this plan has not been carried out. The following subsections of this Technical Report present the approach that would be taken if the oxide tailings were extracted.

16.5.1 Schedule

The production schedule has been developed for the oxide tailings based on a treatment rate of 500 kt/a. This would be equivalent to a throughput rate of 1,370 t/d. This will give an overall Project duration of approximately eight years. This eight-year period includes one year of pre-production and excludes the time required for remediation of the heap after the leaching process has been completed. Only oxide tailings are considered for treatment, while sulphide materials are considered waste. The production schedule is shown in Table 16-2 (Tetra Tech 2018).

Table 16-2: Mining Production Schedule (Tetra Tech 2018)

Year	Mineralized Material (t)	Head grade		Waste (t)	Total Material Moved (t)
		Ag (g/t)	Au (g/t)		
-1	-	-	-	500,000	500,000
1	350,000	88.83	0.51	558,906	908,906
2	500,000	100.11	0.48	497,101	997,101
3	500,000	94.95	0.44	498,995	998,995
4	500,000	78.28	0.45	75,148	575,148
5	499,673	82.99	0.44	500,327	1,000,000
6	500,000	87.95	0.36	295,829	795,829
7	272,641	76.27	0.28	12,405	285,046
LOM	**3,122,314**	**87.75**	**0.43**	**2,938,711**	**6,061,025**

16.5.2 Equipment

The mining operations include loading and trucking. Loading/trucking operations will be conducted in two 12 h shifts per day. A 3.85 m^3 rated (5.0 yd^3) front-end loader will be used to load three 24 t articulated trucks that will either deliver the sulphide tailings to the sulphide waste stockpile or the oxide tailings to the oxide tailings hopper (Tetra Tech 2018).

16.5.3 Modifying Site Considerations

Certain areas of the tailings may contain high amounts of moisture that can lead to equipment getting stuck, although this can be mitigated by using wider, oversized tires with chains on the front-end loader. Also, the front-end loader bucket can be downsized to 3.06 m^3 (4.0 yd^3) to help lightening the load on the front tires and preventing them from sinking into the saturated material. The trucks will not enter the soft zones, so there will be no modifications needed for the trucks (Tetra Tech 2018).

16.6 Sulphide Tailings

Avino is not currently conducting treatment activity on the sulphide tailings. In this Technical Report, sulphide tailings are considered waste.

17.0 RECOVERY METHODS

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

There are multiple mineralization sources on the Property, one of which is currently in operation and potential tailings resources from previous operations. The San Gonzalo Mine, which entered commercial production in October 2012, stopped its operation in Q4 2019 due to it reaching the end of its resources at that time. After shutting down in 2001, the ET Mine was reopened in January 2015. In 2018, a new circuit (Circuit #4, as described below) was installed and commissioned to process materials from the AHAG stockpile. The AHAG stockpile materials were no longer fed to the processing plant after Q2 2020. The circuit now processes materials from the ET Mine.

Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant, producing a copper concentrate that was sold to a smelter in San Luis Potosi for approximately 27 years. From 1997 to 2001, the process rate averaged 1,000 t/d and achieved up to 1,300 t/d. The mine and process operations were then suspended. Following several years of redevelopment, Avino completed the Avino mine and plant expansion in Q4 2014. Full-scale operations commenced on January 1, 2015, and commercial production was declared effective April 1, 2016, following a 19-month advancement and test period.

The plant feed is processed in a conventional flotation process that has four separate circuits and a capacity of 2,500 t/d. The four circuits include the following:

- Circuit #1 was used to process materials from the San Gonzalo Mine, which has been stopped since the end of 2019. The circuit was used to produce a lead concentrate containing gold and silver, as well as a zinc concentrate. The circuit has now been modified to process materials from the ET Mine and produces a copper flotation concentrate containing silver and gold. The processing rate is 250 t/d.
- Circuit #2 is used to process plant feed from the ET Mine and produces a copper flotation concentrate containing silver and gold. The processing rate is 250 t/d.
- Circuit #3 is used to process materials from the ET Mine and produces a copper flotation concentrate containing silver and gold. The processing rate is 1,000 t/d.
- Circuit #4 is currently used to process materials from the ET Mine, although it also processed low-grade materials from historic stockpiles before Q2 2020. This circuit produces a copper flotation concentrate containing silver and gold at a process rate of 1,000 t/d.

A centrifugal gravity concentrator has also been installed in all four processing circuits to recover a high-grade gold/silver concentrate suitable for dispatching directly to a smelter. A Courier Model 5 online analyzer has also been installed to monitor the performance of the #3 and #4 flotation circuits.

A newly installed tailings thickener has operationally improved the deposition of the tailings while improving water management and usage. Dry stacking tailings with pressure filters (plate-frame type) have also been installed and commissioned to conserve water consumption.

Currently, there is no operation for the tailings resource. The PEA study in 2017 proposed heap leaching treatment for the silver and gold recovery from the oxide tailings portion of the Property (Tetra Tech 2017).

Avino is not currently conducting mining activity on the sulphide tailings. No recovery methods are currently proposed for the sulphide tailings.

17.1 Crushing Facility

The existing crushing plant was upgraded to accommodate the higher throughput. Plant feeds from different sources will be crushed separately, and the crushed materials will be conveyed to separate bins dedicated to the different grinding and flotation circuits.

The upgraded crushing facility includes:

- One 30 ft. by 42 ft. jaw crusher with an installed power of 150 HP
- One 20 in. by 36 in. jaw crusher (standby unit) with an installed power of 75 HP
- One 5.5 ft. standard cone crusher with an installed power of 300 HP
- One 4.25 ft. standard cone crusher with an installed power of 200 HP
- One Nordberg HP500 crusher with an installed power of 300 HP
- One 5 ft. by 16 ft. scalping screen with apertures of 3/8 in.
- One 8 ft. by 20 ft. scalping screen with apertures of 3/8 in.
- Other ancillary equipment, such as feeders, surge bins, conveyors, belt magnets, and metal detectors

With the upgrades, the crushing circuit is capable of crushing plant feeds at the rate of 2,500 t/d.

17.2 Grinding/Gravity Concentration/Flotation

As discussed previously, the processing plant has four grinding and flotation circuits to recover valuable metals from the ET Mine. Historically, up to three circuits were used to process feed from the San Gonzalo Mine and the AHAG stockpile. The grinding circuits have incorporated gravity concentration circuits to recover coarse precious metal particles.

As discussed in Section 17.1, the plant consists of a conventional three-stage crushing circuit with the tertiary crusher in a closed circuit with a screen. The crushed material is fed to each of the grinding lines, each consisting of a ball mill and related classification hydrocyclone(s) to grind the crushed material to a grind size of approximately 65% to 75% passing 200 mesh. The grinding mills used are 2.4 m diameter by 1.8 m long ball mills for Circuits #1 and #2, each with an installed power of 225 HP, and 3.2 m diameter by 4.6 m long ball mills for Circuits #3 and #4, each with an installed power of 1,000 HP.

A centrifugal gravity concentrator has also been installed in the grinding circuits to recover coarse precious metal particles into a high-grade gold/silver concentrate suitable for dispatching directly to a smelter.

The cyclone overflows from different circuits are fed to their own flotation circuits, consisting of rougher flotation, scavenger flotation, and cleaner flotation. The rougher flotation tailings report to the scavenger flotation. The scavenger flotation concentrate is recycled back to the rougher flotation, while the tailings are pumped to the tailings thickener.

The concentrates from the rougher and scavenger circuits are upgraded in a single stage of cleaner flotation to produce the final concentrate grading of 20% to 25% copper. The cleaner flotation tailings are recycled back to the rougher flotation. The final flotation concentrates produced from Circuits #2 and #3 are pumped to one shared concentrate dewatering circuit, consisting of one thickener and one pressure filter, while the final flotation concentrates produced from Circuits #1 and #4 are pumped to two separate concentrate dewatering circuits, each consisting of one thickener and one pressure filter. The final concentrate is dewatered to approximately 9% moisture prior to being shipped to an off-site smelter. The simplified flowsheet, including grinding and flotation circuits, is shown in Figure 17-1.


Crusher Mill Feed
Ball Mill Grinding
Rougher Flotation
Tails
Scavenger Flotation
Tails
Tailings Thickening
Tailings Filtration
Tailings to TSF
Conc.
Conc.
Tails
Process Water
Cleaner Flotation
Conc.
Concentrate Thickening
Concentrate Filtration
Flotation Concentrate

Figure 17-1: Simplified Flowsheet – Avino Processing plant

The flotation circuit has air blowers and compressors to provide the air required for the flotation cells and the filter presses. A Courier Model 5 online sampling system has been installed to monitor production performance in Circuits #3 and #4. This system samples the feed, tailings, and concentrate streams of the two circuits. The Courier Model 5 online sampling system complements the existing six sampling points. The system continuously measures copper, lead, zinc, and iron contents, as well as the slurry density of the streams.

Hand samples are collected at predetermined times for sample preparation and analysis. The plant samples are routinely analyzed by an AA spectrophotometer for copper, lead, zinc, bismuth, antimony, and iron and by fire assay for gold and silver.

Several reagents have been used for the Avino materials to separate copper minerals from gangues. Lime is added in the ball mills to raise flotation pH to approximately 10.5 to depress pyrite. Flotation reagents include Aero 404

and Aerophine 3418A as collectors, together with CC-1065 (Dowfroth 250 equivalent) as frother. Diluted flocculant solutions are added into concentrate thickeners and the tailings thickener separately to assist in the settling of fine particles. Further process optimization should be conducted by focusing on reducing the bismuth content in the concentrate and improving gold recovery.

A tailings thickener was installed in Q1 2019 and in operation in Q2 2019. All the flotation tailings from the four flotation circuits are pumped to the thickener. The upgrading has improved the deposition of the tailings and the water management and usage. The thickener overflow, together with the decant water from the permitted tailings impoundment areas, is reclaimed for process use. The thickened tailings are stored in the lined historical open pit. Also, dry stack tailings with pressure filters (plate-frame type) were installed to further conserve the process water consumption. The dry-stack tailings would improve the overall tailings facility safety and stability. The tailings cakes were planned to be stored in a new TSF, which has been permitted.

The average metal recoveries for Avino's materials in the last three years were approximately 90% for silver, 88% for copper, and 75% and 78% for gold. Table 17-1 summarizes the combined productions from Avino Vein and AHAG Stockpiles since 2020. The San Gonzalo Mine went through a planned shutdown in Q4 2019, whereas only a small amount of AHAG material (4,711 t) was processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine. As part of the ramp-up of operations, 10,806 t of AHAG stockpile material was processed during Q3 2021.

Table 17-1: Total Production (Avino, 2021; 2022; 2023)

Description	2022	2021[1,2]	2020[3]
Feed Tonnage			
Tonnes Milled (t)	541,823	165,304	204,286
Feed Grade			
Silver (g/t)	62	53	54
Gold (g/t)	0.42	0.84	0.40
Copper (%)	0.61	0.57	0.57
Recovery			
Silver (%)	92	87	89
Gold (%)	78	75	74
Copper (%)	89	88	87
Total Metal Produced			
Silver Produced (oz)	985,195	245,372	317,299
Gold Produced (oz)	5,778	3,386	1,935
Copper Produced (lbs)	6,504,177	1,869,306	2,267,639

[1]After a period of operational suspension; the Avino Mine restarted production during Q3 2021.
[2]Includes 10,806 t of AHAG stockpile material processed during Q3 2021 as part of ramp-up operations.
[3]Includes 4,711 t of AHAG material processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine.

17.3 Tailings Resources

Two types of tailings are produced from previous mining operations: oxide tailings and sulphide tailings. Currently, there is no operation to recover metals from both tailings resources. A PEA Update study was conducted in 2017, focusing on the oxide tailings treatment for recovering silver and gold from the tailings dam (Tetra Tech 2017).

17.3.1 Oxide Tailings

17.3.1.1 Treatment Selection

An earlier PEA was conducted in 2012 (Tetra Tech 2013) to compare three potential processing treatment routines for the oxide tailings retreatment project, including:

- Cyanidation (tank leaching) of the oxide tailings without regrinding
- Cyanidation (tank leaching) of the oxide tailings with regrinding
- Heap leaching of the oxide tailings without regrinding

A preliminary economical evaluation, at a processing plant feed rate of 1,370 t/d, shows that heap leaching treatment is more favourable than the other two treatment options in terms of initial capital cost and operating cost. The 2017 PEA Update (Tera Tech 2017) was based on the heap leaching treatment technology that was used for the previous PEA (Tetra Tech 2013).

17.3.1.2 Proposed Flowsheet


SULPHIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
OXIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
SULPHIDE TAILINGS STOCKPILE
CEMENT SILO
LIME SILO
CYANIDE
BARREN SOLUTION
AGGLOMERATOR FEED CONVEYOR
TAILINGS DUMP HOPPER
TAILINGS TRANSFER CONVEYOR
AGGLOMERATOR
AGGLOMERATOR DISCHARGE CONVEYOR
GRASSHOPPER CONVEYOR
EVAPORATION
CLARIFIER BACKWASH
HEAP LEACH PAD
LINER
PREGNANT SOLUTION POND
O/FLOW
BARREN SOLUTION POND
FRESH WATER OVERFLOW
CYANIDE SOLUTION POND
O/FLOW
DISCHARGE TO CREEK
EFFLUENT TREATMENT TANK
CLARIFIER FILTER
VACUUM PUMP
PRECIPITATE FILTER PRESSES
PREGNANT SOLUTION TANK
DE-AERATION TOWER
FILTER AID
CYANIDE
LEAD NITRATE
Zn DUST
PRECIPITATE MIX TANK
PRECOAT
FILTER PRECOAT TANK
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
BARREN SOLUTION TANK

Figure 17-2: Simplified Process Flowsheet

17.3.1.3 Major Design Criteria

The heap leach was designed to process 0.5 Mt/a of oxide tailings. This would be equivalent to a throughput rate of 1,370 t/d and equivalent to 63.4 t/h at a 90% running time. The major criteria used in the design are outlined in **Error! Reference source not found.**. The design parameters were based on test work results obtained by PRA but directed by MMI using the results from Huang (2005) and Slim (2005d).

Table 17-2: Major Design Criteria

Criteria	Unit	Value
Operating Year	d	365
Overall Plant Availability	%	90
Annual Processing Rate	t	500,000
Daily Processing Rate	t/d	1,370
Tailing Bulk Density	t/m³	1.605
Agglomerated Tailing Bulk Density	t/m³	1.24
Agglomerated Feed Size, P_{80} Passing	µm	225
Agglomerated Product Size, P_{80} Passing	mm	6 to 15
Moisture Content of Agglomerated Feed	%	12.5
Total Loading/Curing/Leaching/Rinsing Cycle	d	142
Cyanide Solution Strength	g/L	0.5

17.3.1.4 Processing Plant Description

For an oxide tailings treatment rate of 0.5 Mt/a, an equivalent throughput rate of 1,370 t/d or 63.4 t/h is required. This will give an overall Project duration of approximately seven years. This seven-year period will exclude the time required for site establishment and remediation of the heap after the leaching process has been completed.

The mining equipment will operate on a different schedule than the processing plant. Loading operations will be conducted during one 8 h shift per day, 365 d/a. A 3.85 m^3 rated (5.0 yd^3) front-end loader will load a 24 t articulated truck that will either deliver the sulphide tailings to the sulphide stockpile or the oxide tailings to the 160 t oxide tailings hopper. Once the hopper is filled, excess tailings will be stockpiled around the hopper to be loaded by the processing plant group.

Certain areas of the tailings might contain high amounts of moisture that can lead to equipment getting stuck. To mitigate this challenge, wider, oversized tires with chains will be installed on the front-end loader. Also, the front-end loader bucket will be downsized to 3.06 m^3 (4.0 yd^3). This will lighten the load on the front tires, preventing them from sinking into saturated material. The trucks will not enter the soft zones, so there will be no modifications to the trucks.

A dribble chute will feed the tailings from the hopper onto a conveyor belt. Cement and lime will be added to the tailings at controlled addition rates. Although some operations add solid, dry, flake cyanide to the agglomerator feed material, this option will not be exercised. Cement and lime will be added from their respective bulk storage silos. A 50 t capacity cement storage silo equipped with a dust collection filter and a cement blower will be required, as well as a 30 t capacity lime storage silo equipped with a dust collection filter and a lime blower. A weightometer will control each reagent delivery system prior to feeding the reagents to the tailings material conveyor belt feeding the

agglomerator drum. The design treatment rate will be 63.4 t/h of tailings material with an average moisture content of 10%. Water, or barren solution, will be added to the agglomerator to provide an overall moisture content of approximately 12.5% to 15% to the leach pad feed material. Two 1-t capacity cyanide mixing and storage tanks will be positioned at the Merrill-Crowe facility. The cyanide preparation system will produce a cyanide solution with a 20% sodium cyanide strength. The cyanide solution will then be injected into the solution distribution system going to the heap pad and precipitation filter press.

The agglomerator will be a drum-type unit with a diameter of 1.8 m and a length of 6.7 m rotating at 10.5 rpm and with a variable angle of 2.5°, 5.0°, or 7.5°. Agglomerated material will be discharged onto a conveyor belt, then onto a series of jump conveyors, and then deposited on the heap leach pad by a radial telestacker. A curing time of five d will be allowed before the agglomerates are sprayed with a cyanide-bearing leach solution.

There will be only one leach pad. The leach heap pad dimensions are estimated to be 288 m wide and 428 m long and include a surrounding berm of 6.5 m in width. There will be four lifts over the seven-year treatment period. Each lift will be 6.5 m high, giving the heap an overall height of 26 m.

The heap leach process will operate with three solution ponds:

- A barren solution pond
- A pregnant solution pond
- An event or overflow pond

The solution from the barren solution pond will be pumped to the leach heap. Concentrated cyanide solution will be added to the barren solution pond, where it will be mixed to give a controlled cyanide concentration of approximately 0.5 g/L sodium cyanide strength. The pH will be maintained at 10.5. This solution will be distributed over the leach pad using irrigation pipes and drips for an overall solution feeding rate of approximately 7.3 L/h/m^2 (0.002 L/s/m^2). A total leaching duration of 130 d will be allowed, followed by a wash/rinse cycle of 7 d, resulting in a total loading, leaching, and rinsing cycle of 142 d.

The total calculated amount of area of pad under irrigation per day will be approximately 22,000 m^2, with 1,210 m^2 being rinsed every day. The calculated volume of solution pumped to the heap will be 173 m^3/h, of which a nominal 9 m^3/h will be rinsed solution. A total solution evaporation loss of 10% is assumed.

The 173 m^3/h pregnant solution collected from the leach pad will be directed to the pregnant solution pond. The solution from the pregnant solution pond will be pumped to the Merrill-Crowe plant for silver and gold recovery by precipitation with zinc dust and filtration of the precipitate. The barren solution will then be returned to the barren solution pond. The solution from the pregnant solution pond can overflow into the barren solution pond should this be required. The solution from the barren solution pond can also overflow into the overflow solution pond. This overflow solution pond will collect excess water and drainage from the heaps and plant environs. The overflow solution pond will also supply make-up water to the process by pumping the water back to the barren solution pond. Alternatively, the excess solution from this pond will be treated with calcium hypochlorite in an agitated treatment tank to reduce the cyanide levels to acceptable limits prior to discharging this water to the environment or reusing this water as process water.

The Merrill-Crowe section will receive the pregnant solution, which will be pumped to the clarifier filter together with filter aid pre-coat and body feed. The slurry from the backwash cycles will be pumped to an inactive part of the leach heap. The clarified solution will be pumped to the de-aeration tower, where the solution will be de-oxygenated, and a slurry of zinc dust, lead nitrate, cyanide, and filter aid will be pumped into the de-aerated solution after the

tower but ahead of the precipitate filters. The zinc dust, lead nitrate, and filter aid will be made into a slurry at the required dosage rate in the precipitate mixing tank, and cyanide will be added as needed. The cementation reaction occurs at the point of introduction of the slurry to the de-aerated solution. This reaction normally requires approximately two to five minutes for completion. The reaction should be complete by the time the new-barren solution exits the precipitate filter to the barren solution tank, and from there, it will flow into the barren solution pond where the pH will be adjusted to 10.5 with lime if necessary and then be pumped back to the heap pad for leaching after cyanide concentration is adjusted to approximately 0.5 g/L sodium cyanide.

The addition of zinc dust has been calculated based on 10 g of zinc dust per 1 g of silver plus gold to ensure that the cementation reaction will be driven to completion. Although precipitation efficiencies are normally considered higher than 99.5%, 96% has been selected in this case since no test work has been conducted on the pregnant solution from this material. The cyanide concentration of the pregnant solution should be a minimum of about 100 mg/L as free cyanide and will be monitored regularly. The lead nitrate will be added to improve the precipitation efficiency, and its dosage is approximately 2 mg lead nitrate per litre of solution. Approximately 50% of the total required amount of lead nitrate will be added to the pregnant solution prior to the clarifier filter, where impurities present in the solution will be removed by the clarifier filter. Although no antiscalant reagents have been included in the study, any reagents of this nature should be tested to determine its effect on precipitation efficiency.

The silver-rich precipitate, which contains the gold and excess zinc, will flow to the acid vat tank, where the excess zinc can be dissolved by mixing with an adequate amount of sulphuric acid. From there, it will be pumped to the digest precipitate filter press. This precipitate from the filter press will be dried in an oven prior to being melted in a smelting furnace for doré production. It is anticipated that the total metal precipitate production per day will be approximately 420 kg (dry basis), with approximately 20% of silver and gold or approximately 85 kg of silver and gold.

17.3.1.5 Heap Leach Layout

The maximum height has been restricted to 26 m due to the proximity of the proposed heap leach facility to the San Jose de Avino community and possibly the weak compressive strength of the agglomerates. This proposed height for the heap would require geotechnical verification. The relatively low heap pad height proposed has resulted in a relatively large surface area required for the leach pad. The site layout, available space, drainage, and pad size have been designed according to the area topography and the best available information. However, the close proximity of the proposed heap leach facility to the San Jose de Avino community and its agricultural workings may result in the site and/or layout revisions.

17.3.2 Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings. No recovery methods are currently proposed for the sulphide tailings.

Because some of the oxide tailings and sulphide tailings were co-deposited, the oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the tailings storage dam, and the sulphide tailings materials will be reclaimed as required during the oxide tailings reclamation. As noted in the 2017 PEA, the reclaimed sulphide tailings are planned to be stored in a separate sulphide TSF for further exploration. While some sulphide tailings could be used to construct the proposed heap leach pad and facilities for the oxide tailings retreatment, no quantities were estimated for the PEA.

18.0 PROJECT INFRASTRUCTURE

18.1 Introduction

The history of operations at the Avino Mine provides ample evidence of sufficient infrastructure and services in the area. The San Gonzalo Mine entered commercial production in October 2012, followed by the reopening of the ET Mine in January 2015. At that time, these two mines fed a conventional flotation processing plant that had three separate circuits and a capacity of 1,500 t/d.

Since January 2017, Avino constructed a new separate processing line identified as Circuit #4. Circuit #4 has an identical throughput capacity as Circuit #3 and is currently used for processing materials from the ET Mine, although the circuit also processed the materials from the AHAG stockpile. The overall plant expansion has increased the capacity to 2,500 t/d. The San Gonzalo Mine went through a planned shutdown in Q4 2019, whereas only a small amount of AHAG material was processed in the first half of Q1 2020 before transitioning to 100% production from the Avino Mine; however, as part of the ramp-up of operations AHAG stockpile material was used during Q3 2021.

The existing crushing plant has been upgraded to accommodate the higher throughput. The grinding, flotation, and dewatering circuits have been updated for the increased plant feed rate, including gravity concentration circuits in all four grinding circuits. Circuit #1 has been modified to process materials of the ET Mine after the San Gonzalo Mine ceased its operation.

A common tailings thickener was installed to conserve water consumption by directly recycling the thickener overflow to the proceeding processing circuits. The thickened underflow is further dewatered by pressure filtration, and the filter cake produced is stored in a separate and permitted tailings dry stacking facility while the filtrate is recycled back as process makeup water. The installation and commissioning of the dry-stack tailings were completed in Q3 2022, with the facility now fully operational.

The offices, miner's quarters, secured explosives storage facilities, warehouse, laboratory, and other associated facilities are all in place. The general mine site arrangement, including the proposed oxide tailings leach facility, is shown in Figure 18-1. The proposed tailings leach facilities for processing the historical oxide tailings materials are planned to be located southeast of the existing tailings storage pond (Tetra Tech 2017).


SAN JOSE DE AVINO

Figure 18-1: Overall Tailings Heap Leach Facility Layout (Tetra Tech 2020)

18.2 Accessibility

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport, and onto the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San Jose de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads, which provide easy transport access between the San Gonzalo deposit and the processing plant at the main Avino mine site (Gunning 2009). In 2008, a 1.7 km road accessing the San Gonzalo deposit was widened and upgraded to be suitable for haul trucks and heavy equipment.

18.3 Power

The Avino mine site was connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. Before 2016, the existing power line provided only 1,000 kW of power, with 500 kW servicing the processing plant, 400 kW for San Gonzalo, and the balance for the well at Galeana, the employee accommodation facility, and water reclaim from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor's diesel generator used during mine development.

The new power line from Guadalupe Victoria to the mine site was completed in June 2016. The power line was energized and tested on June 8, 2016. The test was successful, and the line was fully functional at the design capacity of 5 MW. Current power consumption at the mine is approximately 3.5 MW, leaving sufficient additional power for potential future expansion projects, including the proposed oxide tailings retreatment project using heap leach followed by gold and silver recovery by Merrill Crowe precipitation, planned pressure filtration for further tailings dewatering, and possible further expansion or upgrading of the processing plant. The existing power line was also left to service local communities and provide backup power for the mine.

A C-27 CAT diesel power generator, which can produce 700 kW, is now used as a backup.

18.4 Water Supply

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply. To supplement the 1 million m^3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, CMMA, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with the government setting the annual total take to which percent sharing applies. The tailings thickener in operation in Q2 2019 has improved the deposition of the tailings and the water management and usage. The thickener overflow, together with the decant water from the permitted tailings impoundment areas, is reclaimed for process use. Also, dry stacking tailings with pressure filters (plate-frame type) was installed in Q3 2022 to further conserve the process water consumption. The dewatered water from San Gonzalo and ET underground mines is used for processing plant operations and agricultural irrigation.

18.5 Water Treatment Plant

Underground mine water at the Avino Mine is acidic. In October 2012, dewatering of the Avino Mine began, and a WTP using lime to raise the pH and to precipitate the heavy metals was constructed and built. The WTP is a typical

Mexican design, and the effluent water quality had to meet the agricultural standards for discharge. To date, test results meet the required agricultural standards for being discharged to the El Caracol Dam via gravity. Treatment of the Avino underground water was completed with the commencement of production in 2015. The WTP is in place for treating excess water before discharging it to El Caracol Dam. The effluent is monitored daily when the treatment plant is operational. Sludge, which is considered low density, is sent to the tailings dam.

19.0 MARKET STUDIES AND CONTRACTS

19.1 Flotation Concentrates

There is a ready market for Avino copper, silver, and gold flotation concentrates. The concentrates are currently being sold on an exclusive basis to Samsung C&T UK Ltd until December 2024. The concentrate sale agreement was extended in November 2018 from the original contract announced on July 9, 2015. The terms and conditions of these contracts are based on industry norms, and the terms have been used to establish the revenues from various mining operations, including the previous operation at the San Gonzalo Mine, which has now stopped operation.

Under the terms of the agreement, the concentrates are delivered by truck to the Port of Manzanillo, located on the Pacific coast of Mexico, loaded into containers, and shipped to smelters overseas.

The metal prices used for the payable metals, namely copper, silver, and gold, are based on the average market prices of the first month after the delivery to the loading port.

19.2 Gold-Silver Doré

For the doré produced from the proposed oxide tailings retreatment project, currently there are no letters of interest or letters of intent from potential smelters or buyers of gold and silver doré.

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL COMMUNITY IMPACT

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

20.1 Environmental Studies

Construction of the new TSF by depositing the tailings in a historical open pit is ongoing, and the facility is in operation now. The new TSF construction was conducted based on the recommendations in the 2013 PEA (Tetra Tech 2013), intended to advance the tailings resource towards a production decision for a Merrill-Crowe precipitation heap leach operation.

In November 2015, to get a head start on the assessment work, Avino began a program of sampling the lower oxide bench in areas not in use. The program used a hydraulic drill with a 2 m split spoon auger to drill vertical holes to a depth of 20 m to 30 m; 12 holes were drilled by the end of 2015, totalling 227 m. By the end of February 2016, 40 holes had been drilled, totalling over 650 m; assays have been received and compiled.

Avino will decommission the current TSF and begin installing wells that will be used to pump out the retained water in the dam. This will speed up the sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide tailings resource below the sulphide tailing.

20.1.1 Environmental Setting

Flora and fauna of the surrounding San Gonzalo Property are anticipated to be similar to what may be found in the area of oxide tailings, although the presence of these species has not been confirmed at the oxide tailings site. Vegetation observed on the San Gonzalo Property at the time of permitting includes catclaw mimosa; cactus species, such as paddle cactus and desert Christmas cactus; needle bush, gobernadora; and persimmon trees.

Within the adjacent San Gonzalo Mine Project area, there were 15 species of major mammals, 51 species of birds, 10 species of reptiles, and 3 species of amphibians reported at the time of permitting. Of these species, 4 mammal species, 14 species of birds, 9 reptiles, and 3 amphibians species are listed by Official Mexican Standard NOM 059-SEMARNAT-2001 or in the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) (Ministry of Environment and Natural Resources [MENR] 2008a) (Table 20-1 to Table 20-4).

Table 20-1: Mammal Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine (MENR 2008a)

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Abert's Squirrel	*Sciurus aberti*	Resident. Endemic. Special Protection.
White-throated Woodrat	*Neotoma albigula*	Resident. Endemic. Threatened.
Swift Fox	*Vulpex velox*	Resident. Endemic. Threatened.
American Badger	*Taxidea taxus*	Resident. Threatened.

Table 20-2: Bird Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine (MENR 2008a)

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Great Blue Heron	*Ardea herodias*	Migratory. Special Protection.
Blue-winged Teal	*Anas discors*	Migratory. Special Protection. Hunting.
Common Black Hawk	*Buteogallus anthracinus*	Resident. Special Protection. Indicator.
Red-Tailed Hawk	*Buteo jamaicensis*	Resident. Indicator.
Great Horned Owl	*Bubo virginianus*	Resident. Threatened.
American Kestrel	*Falco sparverius*	Resident. Indicator.
Scaled Quail	*Callipepla squamata*	Resident. Endemic. Self-consume.
Blue Mockingbird	*Melanotis caerulescens*	Resident. Endemic. Threatened. Esthetic.
Northern Mockingbird	*Mimus polyglottos*	Resident. Esthetic.
Curve-billed Thrasher	*Toxostoma curvirostre*	Resident. Esthetic.
Gray Silky-flycatcher	*Ptilogonys cinereus*	Resident. Endemic.
Golden Vireo	*Vireo hypochryseus*	Resident. Endemic.
Desert Cardinal	*Cardinalis sinuatus*	Resident. Esthetic.
Painted Bunting	*Passerina ciris*	Migratory. Esthetic.

Table 20-3: Reptile Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine (MENR 2008a)

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Mexican Spinytail Iguana	*Ctenosaura pectinata*	Resident. Endemic. Threatened.
Bolsón Night Lizard	*Xantusia bolsonae*	Resident. Endemic. Threatened.
Horrible Spiny Lizard	*Sceloporus horridus*	Resident. Endemic.
Mexican Black-bellied Garter Snake	*Nerodia melanogaster*	Resident. Endemic. Threatened.
Mexican Pine Snake	*Pituophis deppei*	Resident. Endemic. Threatened.
Mexican Garter Snake	*Thamnophis eques*	Resident. Threatened.
Western Diamondback Rattlesnake	*Crotalus atrox*	Resident. Special Protection.
Black-tailed Rattlesnake	*Crotalus molossus*	Resident. Special Protection.
Red-eared Slider	*Chrysemys scripta*	Resident. Special Protection.

Table 20-4: Amphibian Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine (MENR 2008a)

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-200 or CITES
Tarahumara Salamander	*Ambystoma rosaceum*	Resident. Endemic. Special Protection.
Sinaloa Toad	*Bufo mazatlensis*	Resident. Endemic.
Mexican Cascades Frog or White-striped Frog	*Lithobates (prev. Rana) pustulosa*	Resident. Endemic. Special Protection.

20.2 Environmental Permitting

Permits and authorizations required for the Project operation include:

- An operating permit
- An application for surface tenures
- A wastewater discharge registration
- A hazardous waste generator's registration

An EIA under the Ley General del Equilibrio Ecológico y la Protección al Ambiente (LGEEPA), Article 28 (General Law of Ecological Equilibrium and Environmental Protection), is required by the MENR (Secretaría de Medio Ambiente y Recursos Naturales [SEMARNAT]). Prior to this EIA, authorization regarding environmental impact matters is required by the SEMARNAT.

Additional surface tenures will likely be required to relocate any tailings to areas outside the current surface tenure rights.

20.2.1 Current Permits for the Oxide Tailings

There are no current operating permits for the mining and exploitation of the oxide tailings. However, a conditionally approved Environmental Impact Statement (EIS) (Manifestación de Impacto Ambiental [MIA]) for the exploitation and associated transmission line is in place for the Avino mine site where the tailings are located. Changes to the operating methods may be required if mining of the tailings was not included in the original mining plan. Based on this information, revisions to the permits will be required. An EIA and EIS (MIA) will be mandatory if new operating permits are required.

20.2.2 Current Permits

To obtain authorization regarding environmental impact matters, Avino must prepare an EIS or MIA. Avino prepared an EIS, known as "Manifestación de Impacto Ambiental, modalidad Particular" (MIA-P) for the San Gonzalo Mine and submitted it to the MENR in August of 2008. The applicable regulations fall under federal jurisdiction, Article 28, sections II, III, and VII of the LGEEPA and the Reglamento en Materia de Evaluacion del Impacto Ambiental (REIA), sections K, L, and O (Environmental Impact Assessment Matter Regulation).

Given the planned activities for the site, the Ministry also required an assessment in "Environmental Impact Matter for Change of Land Use" (Materia de Impacto Ambiental para el Cambio de Uso de Suelo) for forested areas and mining infrastructure and electrification for a surface area of 9.08 ha.

The authorization from the Ministry also requires the mine to present mitigation measures for all potential environmental impacts, as per Article 30, LGEEPA and Article 44, REIA, which Avino detailed in its EIS to the authorities.

Based on the information provided by Avino to the Mexican authorities, a conditional authorization was granted, subject to additional prevention and mitigation measures to avoid, minimize, or compensate for any environmental impacts during the different stages of the adjacent San Gonzalo Mine (Article 35, section II, LGEEPA), which include an assessment of the "Environmental Impact Matter for Change of Land Use" described above. This permit is valid for 11 years from the date it was issued to perform various activities onsite. Any modification to the Project must be sent to the MENR in writing before commencing changes.

Aside from complying with all prevention, protection, control, and mitigation measures laid out in the proposed MIA-P, Avino must develop an Environmental Quality Monitoring Program (EQMP) or Programa de Seguimiento de la Calidad Ambiental. The proposed EQMP must be presented to the MENR within six months of receiving the conditional authorization. Once the MENR has assessed the monitoring program, Avino needs to deliver progress reports semi-annually for a period of at least five years. Lastly, Avino must obtain proper authorization from the MENR for "Change of Land Use" as well as the corresponding "Change of Use for Forested Ground to Mining Infrastructure".

It is important to note that the current conditional authorization can be cancelled for many reasons; one of them includes improper disposal of liquid/solid waste (hazardous or non-hazardous).

A second permit for "Change of Forest Land Use to Mining Infrastructure" (Cambio de Utilización de Terreno Forestal a Infraestructura Minera) was requested by the SEMARNAT and granted in September of 2008 for the adjacent San Gonzalo Mine. The corresponding legislation is Article 62, section IX of the Ley General de Desarrollo Forestal Sustentable (General Law for Sustainable Forest Development) and Article 27 of the Regulation. In addition, the Official Mexican Standards NOM-060-SEMARNAT-1994 and NOM-061-SEMARNAT-1994 must be adhered to. As per the authorization, Avino must complete its change in land use within 18 months of the date of the permit.

20.2.3 Applicable Legislation

To remain in compliance with current permits, the following eight applicable Official Mexican Standards for the Project must be complied with:

- Official Mexican Standards NOM-001-SEMARNAT-1996, which establishes the maximum limits allowed for contaminants in wastewater discharges in national waters and goods.
- Official Mexican Standard NOM-041-SEMARNAT-1999, which establishes the maximum limits allowed for the emission of polluted gas generated from the exhaust pipe of automotive vehicles circulating, which utilize gas as fuel.
- Official Mexican Standard NOM-043-SEMARNAT-1993, which establishes the maximum levels allowed for emissions from fixed sources of solid particles to the atmosphere.
- Official Mexican Standard NOM-045-SEMARNAT-1996, which establishes the maximum levels of emission (smokes opacity) generated from automotive vehicles circulating which utilize diesel or mixtures that include diesel as fuel.
- Official Mexican Standard NOM-052-SEMARNAT-2005, which establishes the characteristics, the process of identification, classification, and listing of hazardous waste.
- Official Mexican Standard NOM-054-SEMARNAT-1993, which establishes the procedure to determine the incompatibility between two or more types of residues considered harmful by NOM-052-SEMARNAT-2005.
- Official Mexican Standard NOM-059-SEMARNAT-2001, which regulates the environmental protection of Mexico's native species of wild flora and fauna and specifications for their inclusion, exclusion, or change-list of species in risk.
- Official Mexican Standard NOM-060-SEMARNAT-1994, which establishes protection measures for forestry grounds.

In addition, other Official Mexican Standards regarding the change in land use and mining must be followed and may include:

- Official Mexican Standard NOM-061-SEMARNAT-1994, which refers to the specifications to mitigate the adverse effects caused to Wild Animals and Uncultivated Vegetation as a result of forestry utilization, and which nomenclature was modified.
- Official Mexican Standard NOM-062-SEMARNAT-1994, which establishes specifications to mitigate adverse effects on biodiversity that are caused by the change of land use in forested areas.
- Official Mexican Standard NOM-120-SEMARNAT-1997, which establishes environmental protection specifications for mining exploration activities in dry and temperate climate regions.
- Official Mexican Standard NOM-141-SEMARNAT-2003, which establishes requirements for tailings characterization and specifications and criteria for site preparation, design, construction, operation, and post-operation of tailings dams.

Dependent on the mining plan, additional Official Mexican Standards for mining operations will also be required for the Project:

- Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated with arsenic, barium, beryllium, cadmium, hexavalent

chromium, mercury, nickel, silver, lead, selenium, thallium, and/or vanadium; published in the Official Gazette on March 2, 2007.

- Draft Official Mexican Standard PROY-NOM-157-SEMARNAT-2009, which establishes the elements and procedures to implement management plans for mining waste.
- Draft Official Mexican Standard NOM-155-SEMARNAT-2007, which establishes environmental protection requirements for systems leaching gold and silver ores.
- General Law for the Prevention and Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos [LGPGIR]) and applicable regulations, which regulated the following registrations and authorizations:
  1. Hazardous Waste Generator's Registration and other compliance documents such as Manifest, Monthly Log of Hazardous Waste Generation; Ecological Waybills for the Importation and/or Exportation of Hazardous Materials and Wastes; Semi-annual Report on Hazardous Wastes Sent to Recycling, Treatment or Final Disposition; and Accidental Hazardous Waste Spill Manifest
  2. LGEEPA
     a. Official Mexican Standard NOM-023-STPS-2003, which establishes standards for work in mines and health and safety conditions at these sites
     b. Official Mexican Standard NOM-055-SEMARNAT-2003, which establishes the requirements to be met by sites that will use a hazardous waste landfill
     c. Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated by arsenic, barium, beryllium, cadmium, and chromium

20.3 Environmental Monitoring and Reporting

The conditional authorization sets out the requirements for environmental monitoring and reporting, on a semi-annual basis, for a minimum of five years. Details are provided in Section 20.2.

20.4 Environmental Management

Environmental liabilities (pasivos ambientales) of brownfields, or site recycling as it is called within the Mexican environmental legislation, are regulated by Articles 68, 69, and 70 of the LGPGIR or General Law for the Prevention and Comprehensive Management of Waste. It is based on the "polluter pay" principle, according to the LGEEPA and the LGPGIR. The federal government coordinates with provincial and municipal authorities to manage the environmental liabilities, whether the sites are orphaned or not. The LGPGIR requires a complete clean-up of contaminated sites.

20.5 Water Management

Fresh water for the Project is available from a well drilled in 1996, west of the mine site, and surface water from a dam, which is divided 60%/40% with the town of Panuco de Coronado. The Project has previously been charged annually for water use. Piping infrastructure from these water sources is still in place.

Additional water was also obtained from underground workings and re-circulation from the tailings thickener and tailings dam. There is potential for the water from the underground workings to be acid-producing (Slim 2005d). Treatment of water from the underground workings is ongoing prior to use, depending on the water quality.

20.6 Sulphide Tailings Management

ABA tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize the current conditions of the tailings should be completed to properly design a tailings management plan.

Three preliminary options have been identified for the management of the sulphide tailings:

- Reprocessing the tailings
- Retreating of the tailings on the heap
- Relocation and treatment for remediation

The feasibility of these options is not known at this stage.

The absence of complete sulphide tailings metallurgical information makes identification of the feasibility of the options difficult. A detailed trade-off study should be undertaken to characterize the current conditions of the tailings and to determine whether the retreatment of this material would contribute to the profitability of the Project. However, at this stage, only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program.

Alternatively, the treatment of the sulphide tailings for gold recovery will afford an opportunity to recover silver and gold from the material as well as treating this material with the lime to ensure that this material will not be a net acid producer. Indications are that the sulphide tailings will also require treatment for environmental remediation purposes in the future. These costs could be partially or completely offset by treating this material separately or together with the oxide tailings material by the heap leach process.

Relocating the sulphide tailings may afford a more expedient option to address this potential environmental problem. For this Technical Report, it will be assumed that the sulphide tailings will be moved to another location northeast of the proposed site for the leach pad.

20.7 Mine Closure and Reclamation

An updated mine closure plan and reclamation will be required for the Project. The mine closure plan should include information such as:

- Justification for the closure plan considering technical, environmental, and legal aspects
- Objectives and how they will be met
- Photo evidence and details of the environmental situation prior to commencing closure activities
- Schedule of activities
- The progressive reclamation of the site during the life of the operation
- The design of tailings disposal areas

- The reclamation and re-vegetation of the surface disturbances wherever practicable
- A cost estimate of the work required to close and reclaim the mine
- A plan for ongoing and post-closure monitoring and reporting at the site

No cost estimates have been generated at this time to ensure the Project meets the environmental requirements once the processing of the heap material has been terminated.

As per federal regulations, under LGEEPA, both the SEMARNAT and Procuraduría Federal de Proteccíon al Ambiente (PROFEPA) (Federal Attorney for Environmental Protection) ministries require Avino to present, in its first semi-annual report, a general plan to remediate the site with dates, activities, techniques, and costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that are no longer useful, roads that no longer have any use, removal and proper disposal of all rubbish, closing off adits that are no longer needed, and restoration of the TSF when its operational life is finished. Avino will also need to present a reforestation program for the entire surface area affected during mining operations. This program will include caveats to safeguard flora and fauna.

20.8 Socio-economic and Community Considerations

This socio-economic section of the Technical Report:

- Identifies communities that may potentially be affected by the development of the Project
- Identifies potential positive and adverse effects of the Project on local communities
- Advises on further study requirements

20.8.1 Project Location

The Project is located approximately 82 km northeast of the City of Durango, in Durango. The Property lies between the communities of Panuco de Coronado and San Jose de Avino.

20.8.2 Consultation with Communities

The community is currently being consulted regularly in conjunction with respect to both the dry stack tailings project and the fresh-water requirements for local agriculture. In addition, Avino provides several resources for schools and churches within the adjacent towns. A list of activities and related costs are summarized in Table 20-5 to Table 20-12.

Table 20-5: Apoyos Realizados en Zaragoza, 2017

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	4,010
60 pza	Costal de cemento iglesia	10,200
-	Acondicionamiento de baño presidencia	7,000
-	Tablets	16,000
-	Material deportivo secundaria	3,000
-	Material didactico educacion inicial	4,000
-	limpia de basureros	-
-	Emparejado de calles	29,000
-	**Total**	**73,210**

Table 20-6: Apoyos Realizados en Avino, 2017

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	9,779
-	Pintura para la iglesia	12,713
-	Regalos dia del padre	12,000
-	50% pago de recibo del energia del pozo	11,000
-	Cople dresen 4"	900
-	Instalacion de soket de medidor del pozo	500
-	Tablet graduaciones	13,000
-	Bastones y sillas de ruedas	20,000
-	Emparejado de calles	29,000
-	**Total**	**108,892**

Table 20-7: Apoyos Realizados en Zaragoza, 2018

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	3,900
4 lata	Pintura acrilica iglesia	8,727
lote	Material par construccion de porton primaria	6,791
-	Apoyo para la polvora	3,000
-	Apoyo para dia de las madres	2,500
-	Regalos de graduacion primaria	1,700
-	Limpia de basureros	4,000
-	Brecha para alambrado para recuperacion de pastos	10,000
-	Aguinaldo posadas	3,900
-	**Total**	**44,518**

Table 20-8: Apoyos Realizados en Avino, 2018

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	3,900
-	Cuetes para la iglesia	1,400
-	Apoyo para el dia de las madres	2,500
-	Desmonte en area de panteon	2,000
-	Desmonte y emparejado del camino al ranchito	6,000
-	Desmonte y aplanillado del ranchito	7,000
-	Limpieza del campo de beibol	2,000
-	Mantenimiento a caminos de parcelas	18,000
-	Aguinaldo posadas	3,900
-	**Total**	**46,700**

Table 20-9: Apoyos Realizados en Panuco, 2018

Unit	Activities	Cost (MXN$)
Lote	Apoyo de $ 3,000.00 anual por héctarea de ocupación temporal para ayuda de la comunidad	180,000
Lote	Agua de la mina San Gonzalo para abrevaderos (Incluye bomba, transformador, manguera, conexiones, etc.)	188,265
-	**Total**	**368,265**

Table 20-10: Apoyos Realizados en Zaragoza, 2019

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	3,900
4 lata	Pintura acrilica iglesia	8,727
-	Apoyo para la polvora	3,000
-	Apoyo para dia de las madres	2,500
-	Limpia de basureros	5,000
-	Emparejado de calles	10,000
-	Apoyo para fiestas de septiembre	1,000
-	Aguinaldo posadas	3,900
-	**Total**	**38,027**

Table 20-11: Apoyos Realizados en Avino, 2019

Unit	Activities	Cost (MXN$)
-	Apoyo del dia del niño primaria y Kinder	3,900
-	Polbora para la iglesia	3,000
-	Apoyo para el dia de las madres	1,000
-	Construcion de abrebadero	40,000
-	Camisetas para equipo de basebol	2,000
-	Instalacion de linea de tuberia de 3" para agua	260,000
-	Limpieza del campo de beibol	2,000
-	Limpieza del Basurero	1,000
-	Mantenimiento a pozo de agua potable	5,000
-	Mantenimiento a caminos de parcelas	20,000
-	Refacciones para lineas de agua potable	15,000
-	Tuberia de 2" para ampliacion de red agua	15,000
-	Aguinaldo posadas	3,900
-	**Total**	**371,800**

Table 20-12: Apoyos Realizados en Panuco, 2019

Unit	Activities	Cost (MXN$)
Lote	Apoyo de $ 3,000.00 anual por héctarea de ocupación temporal para ayuda de la comunidad	180,000
-	Agunaldos para la secundaria	3,000
-	Apoyo con la Ambulacia para carrera	1,000
-	Donacion de Bomba de agua , arrancador y tuberia para abrebadero	80,000
-	Emparejado de calles y caminos	20,000
-	Recipiente para agua	50,000
-	Limpieza del Basurero	2,000
-	Reparacion de bordos de abrebaderos	66,000
-	**Total**	**402,000**

The implementation of an effective community engagement program is fundamental to the successful environmental permitting of mining projects. A comprehensive community engagement program should be initiated as soon as possible. The consultation will include addressing concerns about the heap-leach pile that may be present within or adjacent to the Property.

Consultation and development of a working relationship with local communities typically involve the development of a series of agreements that lay the groundwork for conversations. These include:

- Memorandums of understanding
- Protocol agreements
- Community consultation / participation agreements

As project exploration and development proceeds, other agreements will become necessary, including:

- Socioeconomic/community economic benefits agreements
- Environmental monitoring agreements
- Training agreements
- Accommodation/impact benefit agreements

20.8.2.1 Potential Positive Effects on Local Communities

Potential positive effects of the proposed project development include:

- Long-term, meaningful employment in mining operations and related positions (e.g., environmental monitors, service industry sector)
- Economic development and contract opportunities for local communities (existing and new businesses), and community infrastructure improvements

20.8.2.2 Potential Adverse Effects on Local Communities

For potential adverse effects of the proposed project development, it will be assumed that the sulphide tailings will be moved to another location northeast of the proposed site for the leach pad. Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino, which may result in objections from the local community.

21.0 CAPITAL AND OPERATING COSTS

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous technical report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

21.1 Avino Veins

Avino is currently conducting mining activity, including mineral processing, on the materials from the ET Mine. No cost estimate is applicable for the ongoing operations, and all costs below are based on actual expenditure from Q1 2020 to Q3 2022, excluding the proposed tailings reprocessing project completed in 2017.

21.1.1 Capital Costs

The actual capital expenditures for the last three years on the Avino Vein are summarized in Table 21-1. The San Gonzalo Mine ceased its operation at the end of 2019. Mine and Processing plant capital costs were mainly attributed to equipment purchases, construction, and site upgrading.

Table 21-1: Capital Costs for the Avino Mine (US$000) (Avino 2023)

Description	Q1 – Q3 2022	2021	2020
Office Furniture	97	31	34
Computer Equipment	129	13	6
Processing plant Machinery and Equipment	3,728	1,130	30
Mine Machinery and Transportation Equipment	1,815	1,337	36
Buildings and Construction	327	445	1,875
ET Mineral Property – Avino	1,009	(113)	(493)
Total Capital Costs	**7,105**	**2,843**	**1,488**

21.1.2 Operating Costs

The mine and process operating costs for processing mineralized materials from the Avino Mine and historical stockpiles are summarized in Table 21-2. The costs include operating and maintenance labour together with the operation-associated consumables and supplies. The cost of electrical power was included in the processing costs. The geological component was mostly related to technical labour. The San Gonzalo Mine ceased its operation at the end of 2019. As part of the ramp-up of operations, 10,806 t of AHAG stockpile material was processed during Q3 2021.

Table 21-2: Operating Costs for Avino Mine (US$000) (Avino 2023)

Description	Q1 – Q3 2022	2021	2020
Mining Cost	8,859	2,683	5,700
Processing Cost	4,762	1,467	3,739
Geological and Other	2,675	1,152	3,645
Royalties	1,081	403	753
Depletion and Depreciation	1,454	1,976	1,995
Total Direct Costs	**18,831**	**7,681**	**15,832**
G&A	5,086	5,084	4,760
Total Operating Costs	**23,917**	**12,765**	**20,592**

21.2 Tailings Resources

21.2.1 Oxide Tailings

The capital costs and operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings and constructing the heap leach pad and the treatment facilities, were estimated and reported (Tetra Tech 2017).

The estimated capital cost was US$28.8 million (US$24.4 million of initial capital plus US$4.4 million sustaining capital), and the estimated operating cost was US$15.06/t.

The updated capital costs for the Project were developed based on 1,370 t/d or 500,000 t/a treatment of oxide tailings and construction of the heap leach pad in two phases.

The updated capital cost estimate includes the following items:

- An updated equipment list was generated with process engineering, and new quotations for major equipment were obtained and replaced with the previous costs.
- Other items in the previous estimate in 2012 were escalated to reflect the 2016 Q4 costs.

21.2.2 Basis of Estimate

The estimate was a PEA, Class IV estimate prepared in accordance with industry standards. The accuracy of the estimate is -25%/+40%.

Pricing and Currency

This PEA estimate was prepared with a base date of Q4 2016 and had not included any escalation beyond this date.

For major equipment, costing was based on budgetary quotations from vendors. Other mechanical equipment costs were based on in-house data.

All capital costs are expressed in US dollars. No provision was made for fluctuations in the currency exchange rates.

The currency exchange rates used in the estimate are shown in Table 21-3.

Table 21-3: Currency Exchange Rate

Currency	Exchange
Cdn$1.00	US$0.7454
MXN$19.23	US$1.0000

Construction Labour Rates

A blended labour rate of US$13.50/h was calculated based on the assessment of current labour conditions compared to the labour rate of US$12.68/h in the previous estimate from 2012.

Inflation Rate

An inflation rate was applied to reflect the PEA's cost of the Project (Table 21-4). The escalation was based on the inflation rate (consumer prices) in Mexico (Trading Economics 2016 www.tradingeconomics.com).

The average rate of inflation from 2012 to 2016 is 17%. Due to a combination of factors such as inflation, supply/demand, and other effects such as environmental, technological, and political changes, an escalation of 2% per year was applied in the updated capital cost estimate.

Table 21-4: Inflation Rates in Mexico

Year	Rate (%)
2013	4.4
2014	5.6
2015	2.7
2016	3.5

Direct Costs

The equipment list had been updated based on the process flow diagram document. The equipment cost was estimated based on changes to the process flow diagram.

Disciplines other than mechanical equipment used costs from the previous cost estimate, with escalation applied only.

Indirect Costs

All indirect costs were estimated based on a percentage of direct costs.

Contingency and Risk

A contingency assessment was completed and applied to various direct and indirect costs to meet anticipated, foreseen, but incompletely defined costs to satisfy the approved scope (Table 21-5).

Table 21-5: Contingency by Area

Contingency (%) by Area
12.0% of Mining, Agglomeration & Pad Loading
20.0% of Process Facilities
15.0% of Reagents / Auxiliary Services
15.0% of Buildings
30.0% of Leach Pad & Infrastructure
20.0% of Power Supply and Distribution
15.0% of EPCM & Vendor Representatives
15.0% of Freight & Construction Indirects

21.2.3 Capital Cost Summary

The capital cost for the Project had been assessed at US$28.8 million (including initial capital of US$24.4 million) and is summarized in Table 21-6.

Table 21-6: Capital Cost Summary

Item/Description	Total Initial Capital Cost (US$ 000)	Total Sustaining Capital Cost (US$ 000)
Direct Costs		
Mining, Agglomeration, and Pad Loading	2,899	818
Process Facilities	3,979	-
Reagents/Auxiliary Services	526	-
Buildings	1,003	-
Leach Pad and Infrastructure	4,522	1,819
Power Supply and Distribution	1,571	
Total Direct Costs	**14,500**	**2,637**
Indirect Costs		
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,338	386
Freight and Construction Indirects	2,898	430
Owner's Costs	725	132
Contingency	3,902	767
Total Indirect Costs	**9,863**	**1,715**
Total Capital Costs	**24,363**	**4,352**

Mining, Agglomeration, and Pad Loading

These costs included the facilities required for transferring the tailings from the existing tailing dam to the dump bin for oxide tailings and the sulphide stockpile for the sulphide tailings, using the front-end loader and trucks. It also included the facilities required for loading the tailings into a bin to feed the conveyor to the agglomerator, the agglomerator and its structural supports, and the ancillary equipment. These costs also included the lime and cement silos.

Process Facilities

The costs in this section included the various items of equipment, the tanks and their attendant pumps and agitators (if equipped), the Merrill-Crowe circuit (supplied as a modular package unit) and other miscellaneous process-related equipment. The process equipment was estimated as new-cost items.

Reagents and Auxiliary Services

The costs derived for this section included reagent preparation and holding tanks and related equipment, as well as civil construction costs. Water was assumed to be supplied from existing sources, namely dams and/or wells. The costs shown for the freshwater supply included the refurbishing of the equipment and pumps. Safety items related to reagent handling had also been included.

Buildings

The existing buildings and offices of the Avino mine site will be utilized for the Project. An allowance had been included for the refurbishment of these facilities. No costs had been allocated for the truck shop since it was intended to have a transport contractor to provide all the transportation needs for the Project. An allowance had been included for the procurement/refurbishing of laboratory equipment. The costs for constructing a building to house the Merrill-Crowe circuit and reagent preparation-related equipment had been included in the cost estimates.

Leach Pad and Infrastructure

The leach pad with liners and a leak detection system will be constructed in two phases. The barren, pregnant, and event solution ponds will all be lined. Also included is the cost of fencing off the plant area, the telephone system, sewage disposal, water supply and treatment, and fuel storage facilities. The existing fuel storage facilities will be used, but this will require refurbishing; this cost had been provided in the cost estimate.

Power Supply and Distribution

The refurbishing and expansion of the existing electrical power supply system, along with lighting, had been included in this section. It also included the power to the agglomerated area and the Merrill-Crowe area.

Indirect Costs

Indirect costs had been included as costs associated with construction services, consulting services, spare parts, and freight. Contingency had been included in the indirect costs.

No sunk costs or taxes had been added to the capital cost estimate.

21.2.4 Operating Costs Summary

The LOM overall operating costs for the Project, including the costs for mining, process, and G&A, had been estimated to be approximately $15.06/t treated. Table 21-7 gives the LOM overall unit operating cost summary based on a nominal processing rate of 1,370 t/d. The operating cost estimate was reported in the US dollar with an exchange rate of Mexican peso to US dollar at 19.23.

Table 21-7: LOM Unit Operating Cost Estimate Summary

Description	Personnel	Unit Cost (US$/t treated)
Mining	15*	1.13
Process	39	12.53
G&A	11	1.41
Total Operating Cost	**65**	**15.06**

** Labour requirement for trucking of the tailings and waste is excluded as it will be by a contractor.*

Mining Operating Costs

The mining production cycle consists of loading, hauling, and unloading; no drilling or blasting is required. Oxide tailing materials will be loaded using a 3.8 m^3 wheel loader and hauled to the leach pad using a 24 t articulated truck. Sulphide tailing materials are treated as waste and will be hauled to the waste dump. Trucking of oxide and sulphide tailings materials will be performed by a contractor (Tetra Tech 2018). Table 21-8 summarizes the mining operating costs.

Table 21-8: Mining Cost Summary

Mining Cost Item	LOM Cost* (US$ 000)	Unit Cost (US$/t mined)
Loading	226	0.037
Hauling	969	0.160
Support Equipment	649	0.107
Ancillary Equipment	274	0.045
Dewatering	252	0.042
Labour	1,153	0.190
Total Costs	**3,523**	**0.581**

** Excludes pre-production costs.*

Process Operating Cost Estimate

The process operating cost for the Project included the costs for agglomeration, heap leaching, solution handling, and Merrill-Crowe refinery plant to produce a silver/gold doré.

Table 21-9 gives the overall LOM process operating cost summary based on a nominal processing rate of 1,370 t/d with an availability of 90% and 365 operating d/a.

The LOM annual average operating cost for the process facilities was estimated to be US$6.0 million per year or US$12.53/t of tailings treated.

Table 21-9: LOM Process Operating Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t treated)
Process Manpower			
Maintenance Labour	7	105,200	0.221
Operations Labour	25	318,100	0.667
Laboratory	7	89,600	0.188
Subtotal	**39**	**512,900**	**1.076**
Process Supplies			
Operating Supplies	-	4,617,600	9.679
Maintenance Supplies	-	569,000	1.193
Power Supply	-	276,900	0.581
Subtotal	**-**	**5,463,500**	**11.453**
Total Process Operating Costs	**39**	**5,976,400**	**12.529**

The annual operating cost included the following:

- Staffing and maintenance labour complements, and base salaries including an average burden of 60% (salary information is based on staffing complements, similar project salary costs as supplied by Avino, and Tetra Tech in-house data)
- Power consumption based on the estimated power drawn by the equipment
- Reagent consumption rates and associated costs based on test work results and recent prices received from reagent suppliers
- Estimated maintenance costs based on approximately 10% of equipment costs

G&A Cost Estimate

The average LOM G&A operating cost was estimated to be US$672,000 per year or US$1.41/t of tailings treated. Table 21-10 and Table 21-11 detail the labour requirement estimates, annual G&A expenses, and LOM unit G&A expenses operating cost.

Table 21-10: G&A Manpower Requirements

Description	Manpower	Annual Cost/Employee (US$)	Total Annual Cost Payroll (US$)	Unit Cost (US$/t milled)
General Manager	1	64,514	64,515	0.135
Administration Manager	1	35,574	35,574	0.075
First Aid Attendant	1	10,821	10,821	0.023
Purchasing Agent	1	17,380	17,380	0.036
Office Clerk	1	9,623	9,623	0.020
Computer Technician	1	9,623	9,623	0.020
Safety and Security	2	22,650	45,300	0.095
Warehouse Staff	2	10,663	21,325	0.045
Environmental Supervisor	1	22,650	22,650	0.047
Total G&A Manpower	**11**	**-**	**236,811**	**0.496**

Table 21-11: G&A Expenses

Description	Total Cost (US$)	Unit Cost (US$/t milled)
Communications	36,000	0.076
Consulting	30,000	0.063
Human Resources and Employee Costs	10,000	0.021
Vehicle Costs	15,000	0.032
Site Costs	24,000	0.050
Office Costs	24,000	0.050
Safety and Security	24,000	0.050
Travel	36,000	0.076
Water Costs	24,000	0.050
Housing Costs	30,000	0.063
Insurance	60,000	0.126
General & Others	50,000	0.105
Environmental		
Consumables and Supplies	24,000	0.050
Permitting	24,000	0.050
Water Analysis	24,000	0.050
Total G&A Expenses	**435,000**	**0.912**

21.2.5 Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

22.0 ECONOMIC ANALYSIS

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino. The information presented in subsequent sections were based on excerpts summarized from a previous Technical Report (Tetra Tech 2018) and revised with more recent press release material to reflect the activities at the Project site.

22.1 Avino Veins

Avino is currently conducting mining activity, including mineral processing, on the materials from the Avino Vein, ET Mine. There is no economic analysis performed on this vein.

22.2 Tailings Resources

In 2017, Tetra Tech prepared a PEA technical report for the silver and gold recoveries from the oxide tailings (Tetra Tech 2017).

The report includes a preliminary economic evaluation for the oxide tailings retreatment based on a pre-tax financial model. Metal prices used in the base case for the preliminary economic evaluation were:

- Gold – US$1,250/oz
- Silver – US$18.50/oz

The pre-tax financial results were:

- 48.4% IRR
- 2.0-year payback period
- US$40.5 million NPV at an 8% discount rate

Avino commissioned PwC in Vancouver to prepare the tax component of the model for the post-tax economic evaluation with the inclusion of applicable income and mining taxes.

The following post-tax financial results were calculated:

- 32% IRR
- 2.6-year payback period
- US$22.2 million NPV at an 8% discount rate

The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges. The financial results for the base case are presented in Table 21-1.

Table 22-1: Summary of Pre-tax Financial Results

Description	Base Case
Gold Price (US$/oz)	1,250
Silver Price (US$/oz)	18.5
Total Payable Metal Value (US$000)	148,892
Refining (US$000)	6,123
Transportation, Insurance (US$000)	214
At-mine Revenue (US$000)	142,555
Operating Costs (US$000)	47,034
Operating Cash Flow (US$000)	95,521
Initial Capital (US$000)	24,363
Sustaining Capital (US$000)	4,352
Salvage Value (US$000)	-861
Reclamation Cost (US$000)	606
Total Capital Expenditure, Including Reclamation and Salvage (US$000)	28,460
Net Cash Flow (US$000)	67,061
Discounted Cash Flow NPV (US$000) at 5.00%	48,922
Discounted Cash Flow NPV (US$000) at 8.00%	40,554
Discounted Cash Flow NPV (US$000) at 10.00%	35,786
Payback (years)	2.0
IRR (%)	48.4

The post-tax financial results estimated by the 2017 PEA Update are summarized in Table 22-2.

Table 22-2: Summary of Post-tax Financial Results

Description	Unit	Base Case
Gold	US$/oz	1,250.00
Silver	US$/oz	18.50
Undiscounted NCF	US$ million	40.743
NPV (at 5%)	US$ million	28.006
NPV (at 8%)	US$ million	22.187
NPV (at 10%)	US$ million	18.892
IRR	%	32.0
Payback	years	2.6

22.2.1 Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No economical assessments have been conducted for any potential mining activity on the sulphide tailings portion of the Property.

23.0 ADJACENT PROPERTIES

There are no material properties adjacent to the Property.

24.0 OTHER RELEVANT DATA AND INFORMATION

There is no additional information or explanation necessary to make the Technical Report understandable and not misleading.

25.0 INTERPRETATION AND CONCLUSIONS

25.1 Geology

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, and 82 km northeast of Durango City. The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

The Property is located within a large caldera, which hosts numerous epithermal veins and breccias, grading into a "near porphyry" environment. The dominant rock types in the region of the Avino Property include andesitic, rhyolitic, and trachytic pyroclastic rocks. The area was intruded by monzonite dykes and stocks, which appear to be related to mineralization. Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections from contact with atmospheric waters, resulting in an oxidized and reduced, or sulphide, portion of the mine.

Five deposits are present on the Property and have been subjected to exploration drilling: the Avino breccias and veins, the San Gonzalo Vein, Guadalupe vein system, the La Potosina vein system and the tailings dam (which includes an oxide and a sulphide portion).

25.2 Resource Estimates

The Mineral Resources of the Property are summarized in Table 14.1.

25.3 Mineral Processing

Avino is currently conducting mining activities on the Avino Vein at the flotation processing plant at the Avino mine site. Production decisions for both the existing operation and the San Gonzalo Mine were being made without Mineral Reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. As a result, there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

For the oxide tailings, the preliminary test results indicate that the tailings samples responded well to cyanide leaching, including column leaching treatment. Further evaluations are required to better understand the metallurgical performance of the oxide tailings and the economics of reprocessing the tailings.

For the sulphide tailings, Avino is not currently conducting mining activity on the tailings. No recovery methods are currently proposed for the sulphide tailings. The gold and silver recovery from the sulphide tailings has been excluded from this study. Avino is currently testing the tailings material metallurgical response to cyanidation, The sample tested shows reasonably well metallurgical performance to cyanidation.

25.4 Mining

Avino is currently conducting mining activity on the Avino Vein. Sublevel stoping mining method is used to feed the processing plant. Mining activities at the San Gonzalo Vein reached the end of its current resources, and

underground mining activities at the mine were stopped. However, the mine remains open for continued exploration at different levels of the mine (more information can be found in Section 16.0).

The oxide tailings Mineral Resource is proposed to be mined/moved using a conventional truck/loader surface mining method. However, currently, this plan has not been realized.

25.5 Capital and Operating Costs

25.5.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein. No cost estimate is applicable, and all costs are based on actual expenditures. The capital and operating costs are detailed in Section 21.0.

25.5.2 Tailings Resources

The capital costs and operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, constructing the heap leach pad, and the treatment facilities, were detailed in Section 21.0 and reported in the technical report (Tetra Tech 2017). The 2017 PEA Update results are summarized in the following subsections.

Capital Costs

The capital cost for the oxide tailing tailings part of the Property had been developed based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings. A total initial capital cost of US$24.4 million, including contingency, was estimated for the oxide tailings retreatment by the proposed heap leaching processing.

Operating Costs

The LOM overall operating cost for the oxide tailings retreatment, including costs for mining, process, and G&A, had been estimated to be approximately US$15.06/t treated. The LOM overall unit operating cost estimate was based on a nominal processing rate of 1,370 t/d.

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

25.6 Economic Analysis

Avino is currently conducting mining activity, including mineral processing on the materials from the Avino Vein, ET Mine. There is no economic analysis performed on this vein.

In 2017, Tetra Tech prepared a PEA technical report for the silver and gold recoveries from the oxide tailings (Tetra Tech 2017).

The report includes a preliminary economic evaluation for the oxide tailings retreatment based on a pre-tax financial model. The pre-tax financial results were:

- 48.4% IRR
- 2.0-year payback period
- US$40.5 million NPV at an 8% discount rate.

Avino commissioned PwC in Vancouver to prepare the tax component of the model for the post-tax economic evaluation with the inclusion of applicable income and mining taxes.

The following post-tax financial results were calculated:

- 32% IRR
- 2.6-year payback period
- US$22.2 million NPV at an 8% discount rate.

26.0 RECOMMENDATIONS

26.1 Geology

The QP's recommendations are itemized in the following subsections. These recommendations are not required for continued mine development on the Property, and therefore, a cost estimate for this work is not provided.

26.1.1 Database Management

Tetra Tech has the following recommendations regarding Avino database management:

The drillhole and channel sampling database for the hard rock vein deposits has been consolidated. The QP recommends that the tailings sampling and QA/QC data be added so that queries can be applied across all sample types and deposits.

26.1.2 Density Sampling and Analysis

The QP recommends that Avino continues to develop the database for specific gravity data using drill cores. The QP also recommends that grab samples from controlled underground exposures (location and lithology description) be used to supplement the data. The QP further recommends that some large samples be cut from the faces of the oxide tailings deposit, weighed, and measured to determine the specific gravity of the deposit.

26.1.3 QA/QC Sampling

The QP recommends that standards and blank submissions be included in the master database for the Property to avoid the difficulty of locating such data when it resides in separate spreadsheet reports.

The QP recommends that QA/QC performance graphs be updated monthly to allow questionable sample batches to be repeated timeously.

26.1.4 Exploration of the Western Extension of The Avino Vein

Horner (2017), in his recent structural geology report, concludes that the known portion of the Avino Vein system west of San Luis terminates on a post-mineralization fault and recommends that the extension to the system be investigated. The QP supports this ongoing investigation.

26.2 Mining

Tetra Tech recommends that Avino prepare a long-term mine plan based on the resource estimate.

26.3 Process

26.3.1 Avino Vein

Avino is currently conducting mining activities on the Avino Vein, ET Mine, including metal recovery using a flotation process. Tetra Tech recommends that Avino further optimize the processing conditions, including metallurgical tests, to improve metallurgical performances for the Avino Vein plant feeds. Further metallurgical test work should be conducted to investigate separating bismuth from copper-gold-silver concentrate. The bismuth removal should

reduce the impurity penalty; however, a trade-off study should also be required to assess copper, gold, and silver loss into the bismuth product and how to handle the high bismuth material.

The costs for the metallurgical tests are estimated to be approximately Cdn$80,000.

26.3.2 Oxide and Sulphide Tailings

Further tests are recommended to evaluate the metallurgical performances of the tailings samples, including the sulphide tailings samples. The test work should be conducted on samples that better represent the tailings Mineral Resources. The test work should include:

- Head characterization and mineralogical determination
- Leaching condition optimization, including cyanide concentration, leaching retention time, agglomeration binding material types and dosages
- Determination of the effect of the particle size distribution on metal extraction and agglomeration
- Further confirmation of the effect of flotation pre-concentration on improving overall metal recovery
- Residual cyanide management tests, including residual cyanide management and valuable metal recoveries from the barren solution
- Further evaluations to compare heap leach vs tank leach should be investigated

For the sulphide tailings, systematic test work should be further conducted to improve silver and gold values from the tailings, including co-processing the sulphide tailings with the oxide tailings.

The estimated cost for the test work, excluding sampling, is approximately Cdn$200,000.

26.4 Environmental

The cost of permitting has not been considered at this stage of the oxide tailings project. Government agencies should be consulted prior to the permitting process to determine if the current permits for the San Gonzalo Mine can be revised. The cost of expropriating agricultural land for the leach pad and water, which would have to be redirected to the heap leach project but is currently used for agricultural purposes, has also not been assessed. Once the mine plan, site layout, and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed. The cost of monitoring environmental effects post-mine closure needs to be estimated.

A detailed trade-off study should be undertaken to characterize the current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the oxide tailings project.

26.5 Mining of Sulphide Tailings

The potential for handling sulphide tailings as a mineralized material rather than waste material should be investigated based on appropriate metallurgical tests. Further optimization of the mine plan for the oxide tailings should be conducted.

27.0 REFERENCES

Audited Annual Financial Report & MD&A for the year ended December 31, 2015.

Audited Annual Financial Report & MD&A for the year ended December 31, 2016.

Avino Annual Reports www.avino.com.

Avino Silver & Gold Mines Ltd. 2013a. News Release: Avino Provides 2012 Year End Summary and Outlook for 2013, February 5, 2013.

Avino Silver & Gold Mines Ltd. 2014. News Release: Avino 2013 Production Up 253% Over 2012 to 895,240 oz Silver Equivalent, January 20, 2014.

Avino Silver & Gold Mines Ltd. 2015. News Release: Avino Production Up 49% Over 2013 to 1,342,150 oz Silver Equivalent, January 12, 2015.

Avino Silver & Gold Mines Ltd. 2016a. News Release: Avino production up 116% over 2014 to 3,020,348 oz Silver Equivalent, January 18, 2016.

Avino Silver & Gold Mines Ltd. 2016b. News Release: Avino Reports New Power Line Energized and Final Permits Received for New Tailings Storage Facility. June 13, 2016.

Avino Silver & Gold Mines Ltd. 2016c. News Release: Avino Announces Extension of Concentrates Prepayment Agreement with Samsung C&T. June 29, 2016.

Avino Silver & Gold Mines Ltd. 2017a. News Release: Avino Announces Fourth Quarter and Full Year 2016 Production Results from its Avino Property. January 17, 2017.

Avino Silver & Gold Mines Ltd. 2017b. News Release: Avino Announces Q1 2017 Production Results. April 13, 2017.

Avino Silver & Gold Mines Ltd., 2001. Internal Report – Avino Operating Records, October 2001.

Avino Silver & Gold Mines Ltd., 2011a. News Release: Avino Reports Results of San Gonzalo Bulk Sample July 11, 2011.

Avino Silver & Gold Mines Ltd., 2011b. Consolidated Financial Statements for the years ended December 31, 2011 and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2012. Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013b. Avino May Production Report June 6, 2013. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013c. Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2013 and 2012. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2017c. News Release: Avino Silver and Gold Mines Provides Update on its Avino Property, May 8, 2017

Avino Silver & Gold Mines Ltd., 2018a. News Release: Avino Announces Fourth Quarter and Full Year 2017 Production Results from its Avino Property, January 16, 2018.

Avino Silver & Gold Mines Ltd., 2018b. News Release: Avino Announces Results from its Current Exploration Drill Programs on the Chirumbo, Guadelupe and San Juventino Areas of the Avino Mine Property February 6, 2018.

Avino Silver & Gold Mines Ltd., 2018c. News Release: Avino Provides 2017 Year End Summary and Outlook for 2018, February 13, 2018.

Avino Silver & Gold Mines Ltd., 2018d. News Release: Avino Announces an Updated Mineral Resource Estimate at the Avino Property February 21, 2018.

Avino Silver & Gold Mines Ltd., 2018e. News Release: Avino Announces Financial Results for Fourth Quarter and Year End 2017, April 2, 2018.

Avino Silver & Gold Mines Ltd., 2018f. News Release: Avino Commissions Mill Circuit 4, June 7, 2018.

Avino Silver & Gold Mines Ltd., 2018g. Management's Discussion and Analysis (MD&A) for the Six Months Ended June 30, 2018.

Avino Silver & Gold Mines Ltd., 2018h. Management's Discussion and Analysis (MD&A) for the Nine Months Ended September 30, 2018.

Avino Silver & Gold Mines Ltd., 2018i. News Release: Avino Announces Q2 2018 Production Results, July 18, 2018.

Avino Silver & Gold Mines Ltd., 2018i. News Release: Avino Announces Further Extension of Concentrates Prepayment Agreement with Samsung C&T, November 30, 2018.

Avino Silver & Gold Mines Ltd., 2018j. Management's Discussion and Analysis (MD&A) for the Year Ended December 31, 2018.

Avino Silver & Gold Mines Ltd., 2019a. News Release: Avino Announces Q4 and Full Year 2018 Production Results, January 17, 2019.

Avino Silver & Gold Mines Ltd., 2019b. Management's Discussion and Analysis (MD&A) for the Three Months Ended March 31, 2019.

Avino Silver & Gold Mines Ltd., 2019c. Management's Discussion and Analysis (MD&A) for the Six Months Ended June 30, 2019.

Avino Silver & Gold Mines Ltd., 2019d. Management's Discussion and Analysis (MD&A) for the Nine Months Ended September 30, 2019.

Avino Silver & Gold Mines Ltd., 2019e. Management's Discussion and Analysis (MD&A) for the Year Ended December 31, 2019.

Avino Silver & Gold Mines Ltd., 2020a. News Release: Avino Announces Q4 and Full Year 2019 Production Results, January 16, 2020.

Avino Silver & Gold Mines Ltd., 2020b. Management's Discussion and Analysis (MD&A) for the Three Months Ended March 31, 2020.

Avino Silver & Gold Mines Ltd., 2020c. Management's Discussion and Analysis (MD&A) for the Six Months Ended June 30, 2020.

Avino Silver & Gold Mines Ltd., 2020d. News Release: Avino Announces Q2 2020 Production Results, July 17, 2020.

Avino Silver & Gold Mines Ltd., 2020e. Management's Discussion and Analysis (MD&A) for the Nine Months Ended September 30, 2020.

Avino Silver & Gold Mines Ltd., 2020f. News Release: Avino Reports Q3 2020 Financial Results, November 9, 2020.

Avino Silver & Gold Mines Ltd., 2020g. Avino Mine Model, November 30, 2020.

Avino Silver & Gold Mines Ltd., 2020h. Management's Discussion and Analysis (MD&A) for the Year Ended December 31, 2020.

Avino Silver & Gold Mines Ltd., 2021. News Release: Avino Reports Q4 and YE 2020 Financial Results, March 3, 2021.

Avino Silver & Gold Mines Ltd., 2022. News Release: Avino's 2021 Production Results Exceeds Expectations, January 18, 2022.

Avino Silver & Gold Mines Ltd., 2023. News Release: Avino Beats Yearly Silver Equivalent Production Estimate With Over 2.6 Million Ozs In 2022 - An Increase Of 215% Over 2021, January 17, 2023.

Benitez, Sanchez, 1991. Memorandum: Informe Final de la Cubicacion de Presa de Jales. Prepared for Ing. Rene Cuellar Torres, Cia Minera Mexicana de Avino, S.A. de C.v. June 6, 1991, 5 pages.

Bermúdez Fernández, Jesús, 2012. Legal agreement between Minerales de Avino, Sociedad Anónima de Capital Variable and Compañía Minera Mexicana de Avino, Sociedad Anónima de Capital Variable on the La Platosa Concession. Volume seven hundred and twenty-six/mbq* number fifteen thousand one hundred and ninety-seven. February 18, 2012, 14 pages.

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Gallegos, J.I., 1960. Durango Colonial, 1563–1821, Mexico City: Editorial Jus, p. 78.

González Olguin, Juan Manuel, 2017. Current title opinion prepared by Bufete González Olguin S.C. Law Firm for Avino Silver and Gold Mines, Ltd. February 3, 2017, 9 pages.

González Olguin, Juan Manuel, 2023. Current title opinion prepared by Bufete González Olguin S.C. Law Firm for Avino Silver and Gold Mines, Ltd. February 16, 2023, 10 pages.

Gunning, D., 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.

Hall, R., 2006. Technical Report: Tailings Retreatment – Process Option. Prepared by Ron Hall, Wardrop Engineering Inc. for Avino Silver & Gold Mines Ltd. March 31, 2006.

Horner, J., 2017. Structural Study Avino Mine, Durango, Mexico – Intersection Avino-San Juventino. IC Consulenten Ziviltechniker GesmbH, Niederlassung Salzburg.

Huang, J. and Tan, G., 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Project No, 0406407. Report prepared by John Huang and Gie Tan, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2005.

Huang, J., 2003. Flotation and Cyanidation Scoping Tests and Specific Gravity. Project No. 0302303. Report prepared by John Huang, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2003.

Index Mundi 2011 http://www.indexmundi.com/

Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

QG Australia (Pty) Ltd., 2016. Amended Resource Estimte Update for the Avino Property Durango, Mexico. Prepared for Avino Silver & Gold Mines Ltd. October 27, 2016.

R Core Team, 2013. R: A language and environment for statistical computing. R Foundation for Statistical Computing, Vienna, Austria. URL http://www.R-project.org/.

Servicios Administratos Luismin, 1993. Unpublished Report on the Potential of the Avino Property. SA de CV, the engineering branch of Cía Minera de San Luis Exploration.

SGS Canada Inc., 2020. An Investigation into Flotation Separation of Bismuth from Copper Cleaner Concentrate, Project 17945-01M, November 7 2020

Slim, B., 2003. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. November 2003.

Slim, B., 2005a. Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005b. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005c. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.

Slim, B., 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

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Tetra Tech, 2012. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 24, 2012. www.sedar.com

Tetra Tech, 2013. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 19, 2013. www.sedar.com Document No. 1251920100-REP-R0001-02.1.

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28.0 CERTIFICATES OF QUALIFIED PERSONS

Certificate of Qualified Person

I, Hassan Ghaffari, P.Eng., M.A.Sc. do hereby certify:

- I am a Director of Metallurgy with Tetra Tech Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, BC, V6C 1N5.
- This certificate applies to the technical report entitled "Avino Silver & Gold Mines Ltd. Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023 (the "Technical Report").
- I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004).
- I am a member in good standing of the Engineers and Geoscientists British Columbia (#30408).
- My relevant experience includes 30 years of experience in mining and mineral processing plant operation, engineering, project studies and management of various types of mineral processing, including hydrometallurgical mineral processing for porphyry mineral deposits.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the Technical Report that I am responsible for preparing.
- I conducted a personal inspection of the Avino property on March 30, 2011; December 12, 2017; and from August 12 to 14, 2019.
- I am responsible for Sections 1.0, 2.0, 3.0, 15.0, 16.0, 18.0, 20.0, 21.0, 22.0, 24.0, 25.0, 26.0 and 27.0 (only references from sections for which I am responsible) of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as Independence is defined by Section 1.5 of NI 43-101.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of January 15, 2021, and an amended date of December 21, 2021 (the "Technical Report").
- I have read NI 43-101, and the sections of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
- As of the date of this certificate, to the best of my knowledge, information and belief, the section of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 22nd day of February 2023

"Signed and sealed"

Hassan Ghaffari, P.Eng., M.A.Sc.
Director of Metallurgy
Tetra Tech Inc.

Certificate of Qualified Person

I, Jianhui (John) Huang, Ph.D., P.Eng., do hereby certify:

- I am a Senior Metallurgist with Tetra Tech Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.
- This certificate applies to the technical report entitled "Avino Silver & Gold Mines Ltd. Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023 (the "Technical Report").
- I am a graduate of North-East University, China (B.Eng., 1982), Beijing General Research Institute for Non-ferrous Metals, China (M.Eng., 1988), and Birmingham University, United Kingdom (Ph.D., 2000).
- I am a member in good standing of the Engineers and Geoscientists British Columbia (#30898).
- My relevant experience includes over 35 years involvement in mineral processing for base metal ores, gold and silver ores, and rare metal ores, and mineral processing plant operation and engineering, including hydrometallurgical mineral processing for porphyry mineral deposits.
- I am a "Qualified Person" for purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the Technical Report that I am responsible for preparing.
- I have not completed a personal inspection of the Property that is the subject of this Technical Report.
- I am responsible for Sections 1.0, 13.0, 17.0, 19.0, 25.0, 26.0 (for matters related to metallurgy, process, and product marketing) and 27.0 (only references from sections for which I am responsible) of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as Independence is defined by Section 1.5 of NI 43-101.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of January 15, 2021, and an amended date of December 21, 2021 (the "Technical Report").
- I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101.
- As of the date of this certificate, to the best of my knowledge, information and belief, the section of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 22nd day of February 2023

"Signed and sealed"

Jianhui (John) Huang, Ph.D., P.Eng.
Senior Metallurgist
Tetra Tech Inc.

Certificate of Qualified Person

I, Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, do hereby certify:

- I am an independent consultant and director of Red Pennant Communications Corp., a British Columbia Corporation with a business address at 81-1380 Pinetree Way, Coquitlam, BC, V3E 3S6.
- This certificate applies to the technical report entitled "Avino Silver & Gold Mines Ltd. Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023 (the "Technical Report").
- I am a graduate of the University of Natal (B.Sc. Hons. Geology, 1978) and the University of the Witwatersrand (M.Sc. Engineering, 2002).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#41338).
- I am a member in good standing of the South African Council for Natural Scientific Professions (South Africa, 400295/87). My relevant experience is 36 years of experience in operations, mineral project assessment, and I have the experience relevant to Mineral Resource estimation of metal deposits. I have estimated Mineral Resources for greenstone-hosted gold, diatreme complex epithermal gold deposits, porphyry copper-gold, volcanogenic massive sulphide deposits and shear zone-hosted deposits. I am a "Qualified Person" for the purposes of National Instrument 43-101 (the "Instrument").
- My recent personal inspection of the Property was from June 12 to 15, 2017, February 12 to 14, 2020 and July 20, 2021.
- I am responsible for Sections 1.0, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 14.0, 23.0, 25.0, 26.0 (for matters related to geology and resource estimate) and 27.0 (only references from sections for which I am responsible) of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as Independence is defined by Section 1.5 of NI 43-101.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of January 15, 2021, and an amended date of December 21, 2021 (the "Technical Report").
- I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101.
- As of the date of this certificate, to the best of my knowledge, information and belief, the section of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 22nd day of February 2023

"Signed and sealed"

Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
Owner
Red Pennant Communication Corp.